UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF December 2024

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

QUARTERLY BUSINESS REPORT

(From January 1, 2024 to September 30, 2024)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2024.

II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The Company’s business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high-speed Internet, data and network lease services, among others and (3) other businesses consisting of commercial retail data broadcasting channel business, among others.

Set forth below is a summary description of the business of each of the Company’s material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd. (“PS& Marketing”)	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	SK O&S Co., Ltd. (“SK O&S”)	Maintenance of switching stations
	Service Ace Co., Ltd. (“Service Ace”)	Management and operation of customer centers

Fixed-line	SK Broadband Co., Ltd. (“SK Broadband”)

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including video-on-demand services

	Home & Service Co., Ltd. (“Home&Service”)	System maintenance of high-speed Internet, Internet protocol TV (“IPTV”) and fixed-line services
	SK Telink Co., Ltd. (“SK Telink”)	International wireless direct-dial “00700” services and MVNO business

Other business	SK stoa Co., Ltd. (“SK Stoa”)	Operation of commercial retail data broadcasting channel services
	Atlas Investment	Investments
	SK Telecom Innovation Fund, L.P.	Investments
	SK m&service Co., Ltd. (“SK M&Service”)	Database and online information services
	SAPEON Inc. (“Sapeon”)	Manufacture of non-memory and other electronic integrated circuits
	SAPEON Korea Inc. (“SAPEON Korea”)	Manufacture of non-memory and other electronic integrated circuits

[Wireless Business]

A.	Overview

Wireless telecommunications companies provide services based on competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 5G market on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunications convergence products through its subsidiary, PS&Marketing. PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development.

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Through its subsidiary Service Ace, the Company operates customer service centers and provides telemarketing services. Additionally, SK O&S, the Company’s subsidiary responsible for the operation of the Company’s networks, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company has been maintaining solid profitability based on the stable sales generated from its 5G subscribers, together with efficient investments in, and operation of, its wireless networks and stabilization of market competition. The Company’s 5G wireless services, which recorded 16.58 million subscribers as of September 30, 2024, accounted for more than 70% of the Company’s total number of subscribers. The Company’s strategy is to enhance profitability through stable market operations, while also maintaining revenue by focusing on acquiring and retaining high-ARPU rate plan subscriptions.

In addition, for the nine months ended September 30, 2024, the Company’s enterprise business recorded an increase in revenue of approximately 8% compared to the nine months ended September 30, 2023. Accompanied by stable performance of the Company’s leased line services, for the nine months ended September 30, 2024, the Company’s cloud business recorded a 30% increase in revenue compared to the nine months ended September 30, 2023.

“A. (Adot),” the Company’s Korean language GPT-3 based service, underwent a major update in August 2024. A., which delivers a natural conversational experience and specialized services through various agents with enhanced search and everyday convenience features, recorded a total of over 5.50 million cumulative registered users as of September 30, 2024.

B.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless and leased line services, as well as sales intermediary services relating thereto and value-added services) and broadcasting and telecommunications convergence services (including IPTV and integrated fixed-line and mobile telecommunications services). Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others).

The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including the size of the population that uses telecommunications services and telecommunications expenditures per capita. While it is possible for Korean telecommunications service providers to provide services abroad through acquisitions or otherwise, foreign telecommunications services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunications services.

C.	Growth Potential

The Korean mobile communications market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of new ICT services for advanced multimedia contents, mobile commerce, mobility and other related services. In addition, the ultra-low latency and high capacity characteristics of 5G networks as well as the advancement of artificial intelligence (“AI”) are expected to accelerate the introduction of new services and the growth of IoT-based B2B businesses.

(Unit: in 1,000 persons)

		As of September 30, 2024	As of December 31,
Classification			2023	2022
Number of subscribers	SK Telecom	31,762	31,276	30,452
	Others (KT, LG U+)	37,190	35,643	32,676
	MVNO	17,462	15,851	12,829
	Total	86,413	82,770	75,957

*	Source: Wireless telecommunications service data from the MSIT as of September 30, 2024.

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D.	Domestic and Overseas Market Conditions

The Korean mobile communications market includes the entire population of Korea with mobile communications service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance of the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i) brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii) product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices, and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii) sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

(Unit: in percentages)

Classification	As of September 30, 2024	As of December 31,
		2023	2022
Mobile communication services	46.1	46.7	48.2

*	Source: Wireless telecommunications service data from the MSIT as of September 30, 2024.

E.	Competitive Strengths

In 2021, the Company successfully completed the spin-off of SK Square Co., Ltd. from SK Telecom in order to maximize shareholder value. In the same year, the Company also unveiled its “SKT 2.0” vision to pursue the maximization of its overall enterprise value centered around five major business areas. In November 2022, the Company announced its differentiated “AI Company” vision to further organize and clarify the direction of SKT 2.0 and combine AI with connectivity technologies based on its main telecommunications business. In September 2023, as part of the Company’s effort to transform into a “global AI company,” the Company announced its new “AI Pyramid” strategy, which aims to bring innovation across various industrial and lifestyle areas centered around three key aspects. The AI Pyramid strategy is in the form of a pyramid and integrates a “self-reinforcement model,” which seeks to strengthen the Company’s relationship with its customers through advances in the Company’s AI technology and the creation of AI services, with a “cooperation model,” which focuses on AI-related alliances. Through these initiatives, the Company is striving to transform into a global AI company.

For the nine months ended September 30, 2024, the Company recorded Won 4.53 trillion in operating revenue and Won 0.53 trillion in operating profit on a consolidated basis. The solid performance of wireless and fixed-line telecommunications services and growth in B2B revenue have enabled the Company to continue to improve its operating results compared to the nine months ended September 30, 2023.

SK Telink, a consolidated subsidiary of the Company, operates its MVNO service, “SK 7Mobile,” which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students.

SK O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers. In addition, Service Ace is developing its competence as a marketing company while providing top-quality customer service.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunications products that address customers’ needs for various

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convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Overview

For the nine months ended September 30, 2024, SK Broadband recorded Won 3.29 trillion in revenue on a consolidated basis, which represented a 2.9% increase from Won 3.20 trillion for the nine months ended September 30, 2023. Such increase was primarily attributable to the growth of SK Broadband’s media businesses and the growth of its B2B business primarily focused on new data centers.

SK Broadband’s business is divided into the media business segment, which provides IPTV and cable TV services, and the fixed-line business segment, which provides high-speed Internet, telecommunications, leased lines and data center services.

For the nine months ended September, 2024, the media business segment recorded Won 1.44 trillion in revenue, which represented a 0.7% increase compared to the nine months ended September 30, 2023. For the nine months ended September, 2024, the fixed-line business segment recorded Won 1.85 trillion in revenue, which represented a 4.6% increase compared to the nine months ended September 30, 2023.

As of September 30, 2024, SK Broadband recorded 9.62 million pay TV subscribers and 7.11 million high-speed Internet subscribers. In the wireless and fixed-line telecommunications markets, which have entered their maturity phases, SK Broadband has been improving its profitability through high-ARPU rate plans and promotion activities focused on high-tier subscribers.

For the nine months ended September 30, 2024, the data center business recorded a 14% increase in revenue compared to the nine months ended September 30, 2023, primarily due to an increase in SK Broadband’s capacity utilization rate.

B.	Industry Characteristics

The domestic telecommunications service industry displays the typical characteristics of a domestic industry given that its coverage area is limited to Korea. As a result, the size of the industry is greatly affected by economic factors including the user population and the level of telecommunications service expenditures in light of the income level. Domestic telecommunications companies may expand overseas through mergers and acquisitions or direct expansion, but the overseas telecommunications service industries are subject to inherently different industry characteristics from the domestic one, depending on the regulatory and demand characteristics of each country.

The broadcasting business involves the planning, programming or production of broadcasting programs and the process of transmitting them to viewers through telecommunications facilities. The broadcasting market can be categorized into terrestrial broadcasting, fixed-line TV broadcasting, satellite broadcasting, programming-providing businesses, and others, in each case pursuant to the Broadcasting Act, as well as Internet multimedia broadcasting business pursuant to the Internet Multimedia Broadcast Services Act.

The Company engages in the fixed-line TV broadcasting business, which is defined as the business of managing and operating fixed-line TV broadcasting stations (including their facilities and employees for the purpose of providing multi-channel broadcasting) and providing broadcasts through transmission and line facilities. The Internet multimedia broadcasting refers to the broadcasting of programs through a combination of various contents including data, video, voice, sound and/or e-commerce, including real-time broadcasting, while guaranteeing a consistent service quality through a bidirectional Internet protocol using a broadband integrated information network.

As a result of the government’s direct and indirect control over the fixed-line telecommunications industry, ranging from service licensing to business activities, the industry’s growth potential and degree of competition are greatly affected by the government’s regulatory policies. The fixed-line telecommunications industry is also a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the various needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become essential commodities and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

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In addition, the Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. While the competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+, the intensity of competition is growing as digitalization of communication technologies and devices leads to the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications, and technology for faster data communications services is developed.

In the high-speed Internet services market, the demand for Giga Internet services has been continuing to increase due to the popularization of mobile and home IoT devices and the expansion of large media services including video streaming services.

In the pay TV market, competition for content has been intensifying, at the center of which are large over-the-top operators with exclusive content. Reflecting a rapid change in content consumption patterns and behaviors of viewers, the Company is preparing for new growth in the home platform domain by providing customized services using ICT convergence technologies such as AI and big data in addition to differentiated contents.

In the corporate business market, the Company expects to see growth in new business areas, following the emergence of new services based on novel technology, including generative AI such as ChatGPT. The Company is continuing its efforts to generate stable returns by strengthening its competitiveness in the traditional fixed line-based business through expansion of core infrastructure including data centers and leased lines, for which market demand has been continually growing.

C.	Growth Potential

(Unit: in persons)

Classification		As of September 30, 2024	As of December 31,
			2023	2022
Fixed-line Subscribers	High-speed Internet	24,554,199	24,098,164	23,537,333
	Fixed-line telephone	10,519,753	10,973,838	11,621,413
	IPTV	20,925,902	20,870,152	20,384,330
	Cable TV	12,541,500	12,586,391	12,777,073

*	Source: MSIT website.
**

High-speed Internet and Fixed-line telephone subscribers represent the number of subscribers as of August 31, 2024 while IPTV and Cable TV subscribers represent the average number of subscribers in the second half of 2023.

D.	Cyclical Nature and Seasonality

There is little difference among the services provided by operators of high-speed Internet, fixed-line telephone and broadcasting services. Such services, which demonstrate characteristics of essential public utilities, are subject to a subscriber-based business model, and are not sensitive to cyclical economic changes. Due to the low income elasticity of telecommunications services, the overall telecommunications market is not expected to be particularly affected by an economic downturn.

E.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

(Unit: in percentages)

Classification	As of September 30, 2024	As of December 31,
		2023	2022
High-speed Internet (including resales)	28.9	28.7	28.5
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	18.3	18.0	17.8
IPTV	31.9	31.8	31.1
Cable TV	22.5	22.4	22.2

*	Source: MSIT website.
**	With respect to Fixed-line telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of landline and IP phone subscribers.
***

Market shares of High-speed Internet and Fixed-line telephone represent the market shares as of August 31, 2024 and market shares of IPTV and Cable TV represent the average number of subscribers in the second half of 2023.

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The Company is engaged in a number of business areas including high-speed Internet, home telephone, corporate business, IPTV and cable TV pursuant to the relevant communications regulations such as the Telecommunications Business Act, the Internet Multimedia Broadcast Services Act and the Broadcasting Act. In each of its principal business areas, the Company competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by the Company, KT and LG U+.

[Other Businesses]

A.	Other businesses

The commercial retail data broadcasting channel business of SK Stoa offers an interactive service that integrates television home shopping and data home shopping services. Such integrated service allows television viewers to organize various product categories on the television screen and select and purchase desired products using a television remote control or mobile device, unlike traditional home shopping services that only allowed for real-time purchase through the relevant broadcast.

2. Key Financial Data by Business Line

A.	Assets

		(Unit: in millions of Won and percentages)
Classification	As of September 30, 2024		As of December 31,
			2023		2022
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	24,904,271	76%	25,608,563	77%	27,078,021	79%
Fixed-line	6,895,664	21%	6,825,342	20%	6,588,076	19%
Other	967,359	3%	910,020	3%	762,028	2%

Subtotal	32,767,294	100%	33,343,925	100%	34,428,124	100%
Consolidation Adjustment	(3,294,524)	—	(3,224,698)	—	(3,119,862)	—

Total	29,472,770	—	30,119,227	—	31,308,262	—

B.	Revenue

		(Unit: in millions of Won and percentages)
Classification	For the nine months ended September 30, 2024		For the year ended December 31,
			2023		2022
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	9,986,679	74%	13,123,166	75%	12,942,316	75%
Fixed-line	3,041,080	23%	3,928,020	22%	3,812,989	22%
Other	401,329	3%	557,325	3%	549,668	3%

Total	13,429,088	100%	17,608,511	100%	17,304,973	100%

C.	Operating Profit

		(Unit: in millions of Won and percentages)
Classification	For the nine months ended September 30, 2024		For the year ended December 31,
			2023		2022
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	1,355,093	86%	1,463,934	84%	1,334,306	81%
Fixed-line	262,241	17%	329,072	19%	311,083	19%
Other	(39,090)	(2)%	(42,771)	(2)%	(2,102)	0%

Subtotal	1,578,244	100%	1,750,235	100%	1,643,287	100%
Consolidation Adjustment	(8,984)	—	2,969	—	(31,216)	—

Total	1,569,260	—	1,753,204	—	1,612,070	—

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3. Updates on Major Products and Services

				(Unit: in millions of Won and percentages)
Business	Major Companies	Items	Major Trademarks	For the nine months ended September 30, 2024		For the year ended December 31,
						2023		2022
				Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., SK O&S Co., Ltd., Service Ace Co., Ltd.	Mobile communications service, wireless data service, ICT service	T, 5GX, T Plan and others	9,986,679	74%	13,123,166	75%	12,942,316	75%
Fixed-line	SK Broadband Co., Ltd., Home & Service Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high-speed Internet, data and network lease service	B tv, 00700 international call, 7mobile and others	3,041,080	23%	3,928,020	22%	3,812,989	22%
Other	SK stoa Co., Ltd., SK M&Service Co., Ltd., etc.	Commercial retail data broadcasting channel services, database and online information services and others	Stoa ON and others	401,329	3%	557,325	3%	549,668	3%

Total				13,429,088	100%	17,608,511	100%	17,304,973	100%

4. Price Trends for Major Products

[Wireless Business]

As of September 30, 2024, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 (including value-added tax) and the usage fee was Won 1.98 per second. Among the 4G-based plans, the “T-Plan Safe 4G” provides 4 GB of data and unlimited voice calls at Won 50,000 per month (including value-added tax). Among the 5G-based plans, the “Basic” plan provides 11 GB of data and unlimited voice calls at Won 49,000 per month (including value-added tax). In June 2023, the Company launched the “5G 0 Youth” plan, which actively reflects the data usage patterns and lifestyle trends of the younger demographics. In March 2024, the Company launched the “Compact” plan, which provides 5G data at Won 39,000 per month (including value-added tax). The Company plans to continue to introduce new services that reach out to different customer segments. The Company provides a variety of other subscription plans catering to subscriber demand, which may be reviewed on the Company’s website at www.tworld.co.kr.

[Fixed-line Business]

In 2024, SK Broadband launched various new subscription plans. In March 2024, SK Broadband launched the “2030 Direct” plan for customers in their 20s and 30s, offering affordable Internet services at a rate equivalent to a three-year contract with just a one-year commitment. SK Broadband also launched the “Budget-friendly Combination” plan, which offers a discount when bundled with wireless services of certain MVNOs that lease SK Telecom’s network.

In April 2024, SK Broadband introduced discounted subscription plans for its direct cable TV service plans. In May 2024, SK Broadband launched a subscription plan that allows users to subscribe to both B tv and Netflix services with a monthly discount of up to Won 2,000. In September 2024, SK Broadband launched a new subscription plan that bundles the B tv and B tv+ monthly subscriptions, allowing users to save up to 61% compared to when subscribing to the plans separately. Additionally, SK Broadband introduced a new set-top box, the “AI 4 Vision,” which is equipped with AI and 4K camera features.

SK Broadband also provides a variety of other subscription plans based on consumer demand, which may be reviewed on the Company’s website at www.bworld.co.kr.

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5. Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Expected investment amount	Amount already invested	Investment effect
Upgrade/ New installation	Network, systems and others	Year ended December 31, 2024	To be determined	728	Upgrades to the existing services and expanded provision of network services including 5G

B.	Future Investment Plan

Purpose of investment	Subject of investment	Expected investment for each year			Investment effect
		2024	2025	2026
Upgrade/ New installation	Network, systems and others	To be determined	To be determined	To be determined	Upgrades to the existing services and expanded provision of network services including 5G

[Fixed-line Business]

A.	Investment in Progress and Future Investment Plan

					(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Amount already invested	Future investment	Investment effect
Coverage expansion, upgrade of media platform	Network, systems, Internet data center and others	Nine months ended September 30, 2024	438.8	To be determined	Securing subscriber network and equipment; quality and system improvement

6. Revenues

(Unit: in millions of Won)

Business	Sales type	Item		For the nine months ended September 30, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Wireless	Services	Mobile communication, wireless data, information communication	Export	170,244	169,885	140,642
			Domestic	9,816,435	12,953,281	12,801,674
			Subtotal	9,986,679	13,123,166	12,942,316
Fixed-line	Services	Fixed-line, high-speed Internet, data, lease line service	Export	152,627	178,824	183,812
			Domestic	2,888,453	3,749,196	3,629,177
			Subtotal	3,041,080	3,928,020	3,812,989
Other	Services	Commercial retail data broadcasting channel services	Export	—	—	—
			Domestic	401,329	557,325	549,668
			Subtotal	401,329	557,325	549,668
Total			Export	322,871	348,709	324,454
			Domestic	13,106,217	17,259,802	16,980,519
			Total	13,429,088	17,608,511	17,304,973

(Unit: in millions of Won)

For the nine months ended September 30, 2024	Wireless	Fixed-line	Other	Sub total	Consolidation adjustment	After consolidation
Total sales	11,117,310	3,930,183	448,648	15,496,141	(2,067,053)	13,429,088
Internal sales	1,130,631	889,103	47,319	2,067,053	(2,067,053)	—
External sales	9,986,679	3,041,080	401,329	13,429,088	—	13,429,088
Depreciation and amortization	2,015,182	726,338	19,573	2,761,093	(92,845)	2,668,248
Operating profit (loss)	1,355,093	262,241	(39,090)	1,578,244	(8,984)	1,569,260
Finance profit (loss)						(319,090)
Gain from investments in associates and joint ventures						24,685
Other non-operating profit (loss)						8,781
Profit before income tax						1,283,636

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7. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of September 30, 2024 are as follows:

[SK Telecom]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
July 20, 2007	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	July 20, 2007 – July 20, 2027
March 4, 2020	Floating rate foreign currency denominated bonds	Foreign currency and interest rate risks	Cross currency interest rate swap	Citibank	March 4, 2020 – June 4, 2025
June 28, 2023	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency interest rate swap	Citibank, Shinhan Bank, KDB, J.P. Morgan	June 28, 2023 – June 28, 2028

[SK Broadband]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
June 28, 2023	Non-guaranteed foreign currency denominated bonds (face value of USD 300,000,000)	Foreign currency risk	Cross currency swap	Citibank, Shinhan Bank, KDB, J.P. Morgan	June 28, 2023 – June 28, 2028

8. Major Contracts

None.

9. R&D Investments

Set forth below are the Company’s R&D expenditures.

(Unit: in millions of Won except percentages)

	Category	For the nine months ended September 30, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022	Remarks
	Raw material	478	48	23	—
	Labor	110,633	140,790	113,297	—
	Depreciation	100,097	137,264	135,604	—
	Commissioned service	27,571	51,749	46,447	—
	Others	54,418	61,992	78,989	—
	Total R&D costs	293,197	391,843	374,360	—
	Government Subsidies	—	—	—	—
Accounting	Sales and administrative expenses	288,814	369,507	340,864	—
	Development expenses (intangible assets)	4,383	22,334	33,495	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.18%	2.23%	2.16%	—

11

10. Other information relating to investment decisions

A.	Brand Management Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.	Business-related Intellectual Property

[SK Telecom]

As of September 30, 2024, the registered patents and trademarks held by the Company included 3,249 Korean-registered patents, 1,803 foreign-registered patents and 771 Korean-registered trademarks. The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of September 30, 2024, SK Broadband held 235 Korean-registered patents and 63 foreign-registered patents (including those held jointly with other companies). It also holds 295 Korean-registered trademarks. SK Broadband owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used. Nevertheless, the Company clearly recognizes the severity of the climate crisis and has been diligently fulfilling its social obligations by establishing a systematic and practical environmental management strategy system. Under the vision of “realizing a sustainable future based on AI” and to achieve Net Zero by 2050, the Company is making efforts to (1) preemptively respond to climate change, (2) improve its environmental management system and (3) create an eco-friendly green culture. To this end, the Company was one of the first information technology companies in Korea to join the RE100 (Renewable Electricity 100%) initiative and signed a green premium contract with Korea Electric Power Corporation. The Company has been implementing company-wide adoption of renewable energy through efforts such as installing solar power generation equipment in its office buildings and base stations. In addition, the Company leads in energy savings and environmental protections based on AI technology, and recently became the first company in the telecommunications industry to obtain carbon emission rights by reducing greenhouse gas through integration of telecommunications equipment and technology upgrades.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government.

In 2021, SK Broadband declared its goal to achieve Net Zero by 2045 in an effort to actively participate in the international community’s response to climate change. Prior to the declaration, SK Broadband had already subscribed to the RE100 initiative in 2020. Since 2021, SK Broadband has participated in Korea Electrical Power Corporation’s renewable energy power purchase program, “Green Premium,” to purchase renewable energy and has installed additional solar power generation facilities to increase the self-production and use of renewable energy.

12

III.	FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of September 30, 2024, December 31, 2023 and December 31, 2022 and for the nine months ended September 30, 2024 and for the years ended December 31, 2023 and 2022. The Company’s consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine months ended September 30, 2024 and 2023, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won except number of companies)
	As of September 30, 2024	As of December 31, 2023	As of December 31, 2022
Assets
Current Assets	7,371,515	6,585,602	7,219,196
• Cash and Cash Equivalents	1,966,333	1,454,978	1,882,291
• Accounts Receivable – Trade, net	2,132,258	1,978,532	1,970,611
• Accounts Receivable – Other, net	380,592	344,350	479,781
• Others	2,892,332	2,807,742	2,886,513
Non-Current Assets	22,101,255	23,533,625	24,089,066
• Long-Term Investment Securities	1,598,191	1,679,384	1,410,736
• Investments in Associates and Joint Ventures	1,954,143	1,915,012	1,889,289
• Property and Equipment, net	12,116,965	13,006,196	13,322,492
• Goodwill	2,075,009	2,075,009	2,075,009
• Intangible Assets, net	2,347,852	2,861,137	3,324,910
• Others	2,009,095	1,996,887	2,066,630

Total Assets	29,472,770	30,119,227	31,308,262

Liabilities
Current Liabilities	8,127,355	6,993,980	8,046,541
Non-Current Liabilities	8,784,011	10,896,848	11,106,525

Total Liabilities	16,911,366	17,890,828	19,153,066

Equity
Equity Attributable to Owners of the Parent Company	16,911,366	11,389,046	11,318,320
Share Capital	30,493	30,493	30,493
Capital Surplus (Deficit) and Other Capital Adjustments	(11,612,509)	(11,828,644)	(11,567,117)
Retained Earnings	22,920,903	22,799,981	22,463,711
Reserves	403,936	387,216	391,233
Non-controlling Interests	818,581	839,353	836,876

Total Equity	12,561,404	12,228,399	12,155,196

Total Liabilities and Equity	29,472,770	30,119,227	31,308,262

(Unit: in millions of Won except per share data and number of consolidated subsidiaries)
	For the nine months ended September 30, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Operating Revenue	13,429,088	17,608,511	17,304,973
Operating Profit	1,569,260	1,753,204	1,612,070
Profit Before Income Tax	1,283,636	1,488,179	1,236,152
Profit from Continued Operations	992,290	1,145,937	947,831
Profit from Discontinued Operations	—	—	—
Profit for the Period	992,290	1,145,937	947,831
Profit for the Period Attributable to Owners of the Parent Company	959,297	1,093,611	912,400
Profit for the Period Attributable to Non-controlling Interests	32,993	52,326	35,431
Basic Earnings Per Share (Won)	4,437	4,954	4,118
Diluted Earnings Per Share (Won)	4,425	4,950	4,116
Total Number of Consolidated Subsidiaries	24	25	25

13

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of September 30, 2024, December 31, 2023 and December 31, 2022 and for the nine months ended September 30, 2024 and for the years ended December 31, 2023 and 2022. The Company’s separate financial statements as of September 30, 2024 and December 31, 2023 and for the nine months ended September 30, 2024 and 2023, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won)

	As of September 30, 2024	As of December 31, 2023	As of December 31, 2022
Assets
Current Assets	5,317,040	4,703,844	5,498,460
• Cash and Cash Equivalents	1,044,585	631,066	1,217,504
• Accounts Receivable – Trade, net	1,651,107	1,495,617	1,425,695
• Accounts Receivable – Other, net	402,293	343,036	435,096
• Others	2,219,055	2,234,125	2,420,165
Non-Current Assets	18,993,247	20,292,088	20,933,661
• Long-Term Investment Securities	1,305,726	1,426,290	1,155,188
• Investments in Subsidiaries and Associates	4,721,651	4,670,568	4,621,807
• Property and Equipment, net	8,293,241	9,076,459	9,519,663
• Goodwill	1,306,236	1,306,236	1,306,236
• Intangible Assets, net	1,788,870	2,250,829	2,693,400
• Others	1,577,523	1,561,706	1,637,367

Total Assets	24,310,287	24,995,932	26,432,121

Liabilities
Current Liabilities	6,309,990	5,505,470	6,236,135
Non-Current Liabilities	7,202,613	9,054,369	9,812,604

Total Liabilities	13,512,603	14,559,839	16,048,739

Equity
Share Capital	30,493	30,493	30,493
Capital Surplus (Deficit) and Other Capital Adjustments	(4,553,051)	(4,766,147)	(4,506,693)
Retained Earnings	15,208,138	15,032,473	14,691,461
Reserves	112,104	139,274	168,121

Total Equity	10,797,684	10,436,093	10,383,382

Total Liabilities and Equity	24,310,287	24,995,932	26,432,121

(Unit: in millions of Won)

	For the nine months ended September 30, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Operating Revenue	9,583,437	12,589,220	12,414,588
Operating Profit	1,343,832	1,455,870	1,321,131
Profit Before Income Tax	1,244,319	1,354,939	1,146,250
Profit for the Period	994,795	1,059,750	869,490
Basic Earnings Per Share (Won)	4,604	4,798	3,921
Diluted Earnings Per Share (Won)	4,592	4,794	3,919

14

2. Dividends and Others

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2023.

3. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

[SK Telecom]

(As of September 30, 2024)					(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 82-1,2,3	April 12, 2022	Repayment of debt	350,000	Repayment of debt	350,000	—
Corporate bond	Series 83-1	August 10, 2022	Repayment of debt	300,000	Repayment of debt	300,000	—
Corporate bond (ESG bond)	Series 83-2	August 10, 2022	Other (fund investment, etc.)	95,000	Other (investment in funds, etc.)	95,000	—
Corporate bond	Series 84-1,2,3,4	December 14, 2022	Repayment of debt	310,000	Repayment of debt	310,000	—
Corporate bond	Series 85-1,2	February 17, 2023	Repayment of debt	300,000	Repayment of debt	300,000	—
Corporate bond	Series 86-1,2,3	April 12, 2023	Repayment of debt	350,000	Repayment of debt	350,000	—
Hybrid securities	Series 3	June 5, 2023	Repayment of debt	400,000	Repayment of debt	400,000	—
Corporate bond	Series 87-1,2,3,4	October 18, 2023	Repayment of debt	295,000	Repayment of debt	295,000	—
Corporate bond	Series 88-1,2,3,4	February 22, 2024	Repayment of debt	400,000	Repayment of debt	400,000	—

*

Series 83-2 issued as of August 10, 2022 is an ESG bond. Series 83-2 was issued in furtherance of the Company’s ESG goal to achieve Net Zero by 2050, and covers solar energy generation equipment in the environment sector, mutual growth funds in the social sector and the SK Telecom-Kakao ESG Fund. The proceeds from the bond offering were intended to refinance prior investments and new investments, and were used for the intended purpose.

[SK Broadband]

(As of September 30, 2024)					(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 52-1	January 25, 2022	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond (green bond)	Series 52-2	January 25, 2022	Repayment of debt	50,000	Repayment of debt	50,000	—
Corporate bond	Series 53-1	March 2, 2023	Operation fund	5,000	Operation fund	5,000	—
Corporate bond	Series 53-1	March 2, 2023	Repayment of debt	45,000	Repayment of debt	45,000	—
Corporate bond	Series 53-2	March 2, 2023	Operation fund	55,000	Operation fund	55,000	—
Corporate bond	Series 53-2	March 2, 2023	Repayment of debt	45,000	Repayment of debt	45,000	—
Corporate bond	Series 53-3	March 2, 2023	Operation fund	46,900	Operation fund	46,900	—
Corporate bond	Series 53-3	March 2, 2023	Repayment of debt	43,100	Repayment of debt	43,100	—
Corporate bond	Series 54-1	October 30, 2023	Facility fund	100,000	Facility fund	100,000	—
Corporate bond	Series 54-2	October 30, 2023	Facility fund	60,000	Facility fund	60,000	—
Corporate bond	Series 55-1	January 22, 2024	Repayment of debt	170,000	Repayment of debt	170,000	—
Corporate bond	Series 55-2	January 22, 2024	Repayment of debt	60,000	Repayment of debt	60,000	—

*

Series 52-2 issued as of January 25, 2022 is an ESG bond (green bond). Series 52-2 was issued in furtherance of “2024 Net Zero Initiative (Carbon Emissions Reduction), “ which is one of the Company’s ESG goals for the purpose of repayment of funds raised to be invested in the conversion of hybrid fiber-coaxial network to fiber-to-the-home network, which has a positive impact on the environment, including the reduction of greenhouse gas emissions. The proceeds from the bond offering were used for the intended purpose.

15

4. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Loss Allowance

(1)	Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won, except percentages)
	As of September 30, 2024
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,404,921	258,377	10.7%
Loans	154,887	42,089	27.2%
Accounts receivable – other	763,967	28,707	3.8%
Accrued income	2,455	—	—
Guarantee deposits	292,447	300	0.1%

Total	3,618,677	329,473	9.1%

	(Unit: in millions of Won, except percentages)
	As of December 31, 2023
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,233,586	242,737	10.9%
Loans	150,671	42,087	27.9%
Accounts receivable – other	690,157	33,276	4.8%
Accrued income	4,295	—	—
Guarantee deposits	286,520	300	0.1%

Total	3,365,229	318,400	9.5%

	(Unit: in millions of Won, except percentages)
	As of December 31, 2022
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,219,695	234,923	10.6%
Loans	151,155	45,592	30.2%
Accounts receivable – other	897,920	44,188	4.9%
Accrued income	1,732	—	—
Guarantee deposits	280,945	300	0.1%

Total	3,551,447	325,003	9.2%

(2)	Movements in Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	As of September 30, 2024	As of December 31, 2023	As of December 31, 2022
Beginning balance	318,401	325,003	330,891
Effect of change in accounting policy	—	—	—
Increase of loss allowance	36,571	43,162	30,064
Reversal of loss allowance	—	—	—
Write-offs	(25,499)	(49,764)	(35,955)
Other	—	—	3
Ending balance	329,473	318,400	325,003

(3)	Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

16

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won, except percentages)
	As of September 30, 2024
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,137,680	65,303	157,497	44,440	2,404,921
Percentage	88.9%	2.7%	6.5%	1.8%	100.0%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won, except percentages)
Account Category	As of or for the nine months ended September 30, 2024	As of or for the year ended December 31, 2023	As of or for the year ended December 31, 2022
Merchandise	182,463	166,614	151,303
Goods in transit	—	—	—
Other inventories	39,871	13,195	15,052

Total	222,334	179,809	166,355

Percentage of inventories to total assets [Inventories / Total assets]	0.75%	0.60%	0.53%
Inventory turnover [Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2}]	6.52	7.32	6.84

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with external auditors at the end of each year.

D.	Fair Value Measurement

See Note 29 of the notes to the Company’s interim consolidated financial statements attached hereto for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company. The compliance status is as of the date of the latest financial statements including the audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—

Submission of Compliance Certificate	Compliance Status	Submitted on August 21, 2024

17

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-2	Apr. 23, 2013	Apr. 23, 2033	130,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	Mar. 4, 2016	Mar. 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	Mar. 4, 2016	Mar. 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—

Submission of Compliance Certificate	Compliance Status	Submitted on August 21, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	Apr. 25, 2017	Apr. 25, 2027	100,000	Apr. 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	Apr. 25, 2017	Apr. 25, 2032	90,000	Apr. 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—

Submission of Compliance Certificate	Compliance Status	Submitted on August 21, 2024

18

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	Mar. 6, 2019	Mar. 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	Mar. 6, 2019	Mar. 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 21, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 21, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-2	Oct. 22, 2019	Oct. 22, 2024	70,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	40,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	60,000	Oct. 10, 2019	Korea Securities Finance Corp.

19

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 21, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-2	Jan. 14, 2020	Jan. 14, 2025	130,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 21, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 79-1	Oct. 19, 2020	Oct. 19, 2025	140,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-2	Oct. 19, 2020	Oct. 19, 2030	40,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-3	Oct. 19, 2020	Oct. 19, 2040	110,000	Oct. 6, 2020	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 21, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 80-2	Jan. 15, 2021	Jan. 15, 2026	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-3	Jan. 15, 2021	Jan. 15, 2031	50,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-4	Jan. 15, 2021	Jan. 15, 2041	100,000	Jan. 5, 2021	Korea Securities Finance Corp.

20

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 21, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 81-1	Oct. 28, 2021	Oct. 28, 2024	90,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-2	Oct. 28, 2021	Oct. 28, 2026	70,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-3	Oct. 28, 2021	Oct. 28, 2041	40,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 82-1	April 12, 2022	April 12, 2025	240,000	March 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-2	April 12, 2022	April 12, 2027	70,000	March 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-3	April 12, 2022	April 12, 2042	40,000	March 31, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 21, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 83-1	August 10, 2022	August 8, 2025	300,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 83-2	August 10, 2022	August 10, 2027	95,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-1	December 14, 2022	December 13, 2024	100,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-2	December 14, 2022	December 12, 2025	110,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-3	December 14, 2022	December 14, 2027	60,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-4	December 14, 2022	December 14, 2032	40,000	December 2, 2022	Korea Securities Finance Corp.

21

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 21, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 85-1	February 17, 2023	February 17, 2026	110,000	February 7, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 85-2	February 17, 2023	February 17, 2028	190,000	February 7, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 21, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 86-1	April 12, 2023	April 10, 2026	80,000	March 31, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 86-2	April 12, 2023	April 12, 2028	200,000	March 31, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 86-3	April 12, 2023	April 12, 2030	70,000	March 31, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 21, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Hybrid Securities Series 3	June 5, 2023	June 5, 2083	400,000	May 23, 2023	Eugene Investment & Securities Co., Ltd.

22

Maintenance of Financial Ratio	Key Term	Not Applicable
	Compliance Status	Compliant

Restriction on Liens	Key Term	Not Applicable
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Not Applicable
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Not Applicable
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 21, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 87-1	October 18, 2023	October 16, 2026	115,000	October 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-2	October 18, 2023	October 18, 2028	100,000	October 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-3	October 18, 2023	October 18, 2030	50,000	October 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-4	October 18, 2023	October 18, 2033	30,000	October 5, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 21, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 88-1	February 22, 2024	February 22, 2027	180,000	February 8, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 88-2	February 22, 2024	February 22, 2029	110,000	February 8, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 88-3	February 22, 2024	February 22, 2034	110,000	February 8, 2024	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on August 21, 2024

23

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 49-2	June 11, 2020	June 11, 2025	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 50	Sept. 25, 2020	Sept. 25, 2025	160,000	Sept. 15, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 52-1	Jan. 25, 2022	Jan. 24, 2025	100,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 52-2	Jan. 25, 2022	Jan. 25, 2032	50,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 53-1	Mar. 2, 2023	Feb. 28, 2025	50,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 53-2	Mar. 2, 2023	Feb. 27, 2026	100,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 53-3	Mar. 2, 2023	Mar. 2, 2028	90,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 54-1	Oct. 30, 2023	Oct. 30, 2026	100,000	Oct. 18, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 54-2	Oct. 30, 2023	Oct. 30, 2028	60,000	Oct. 18, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 55-1	January 22, 2024	January 22, 2027	170,000	January 10, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 55-2	January 22, 2024	January 22, 2029	60,000	January 10, 2024	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on September 12, 2024

24

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2023.

25

V.	AUDITOR’S OPINION

1. Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Separate and Consolidated)

Period	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters
Nine months ended September 30, 2024	Ernst & Young Han Young	—	—	—

Year ended December 31, 2023	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit

Year ended December 31, 2022	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit

*	Note: All consolidated subsidiaries of the Company that are subject to audits and whose audits have been completed received unqualified audit opinions.
**	The audit opinion is on the consolidated and separate financial statements.

B.	Audit Services Contracts with Independent Auditors

(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Audit Contract		Actual Performance
			Fee	Total number of hours	Fee	Total number of hours
Nine months ended September 30, 2024	Ernst & Young Han Young	Quarterly and semi-annual review	2,880	25,000	1,200	10,422
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

Year ended December 31, 2023	Ernst & Young Han Young	Quarterly and semi-annual review	2,780	24,800	2,780	24,800
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

Year ended December 31, 2022	Ernst & Young Han Young	Quarterly and semi-annual review	2,700	24,100	2,700	24,100
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

C.	Non-Audit Services Contracts with Independent Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Nine months ended September 30, 2024	—	—	—	—

Year ended December 31, 2023	—	—	—	—
Year ended December 31, 2022	—	—	—	—

26

D.	Discussions between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed
February 22, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on 2021 critical audit matters and results of audit of financial statements; report on results of 2021 internal accounting management system audit

April 27, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on 2021 Public Company Accounting Oversight Board audit results; report on 2022 audit plan and selection of critical audit matters

July 27, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on results of external auditors’ 2022 semi-annual review

December 19, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on the 2022 financial report internal control test result; report on audit plans at the end of the period

February 22, 2023	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on 2022 results of audit of financial statements; report on results of 2022 internal accounting management system audit

March 9, 2023	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on 2022 audit of financial statements; report on results of 2022 internal accounting management system audit

February 20, 2024	Company’s Audit Committee: 4 Auditor: 1	In-person	Report on 2023 results of audit of financial statements; report on results of 2023 internal accounting management system audit

April 22, 2024	Company’s Audit Committee: 3 Auditor: 1	In-person	Report on 2023 Public Company Accounting Oversight Board audit results

May 22, 2024	Company’s Audit Committee: 3 Auditor: 1	In-person	Report on audit plans for 2024

July 24, 2024	Company’s Audit Committee: 4 Auditor: 1	In-person	Report on results of external auditors’ 2024 semi-annual review

27

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the six months ended June 30, 2024.

2. Audit System

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the six months ended June 30, 2024.

3. Shareholders’ Exercise of Voting Rights

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2024.

28

VII.	SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of September 30, 2024)			(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Inc.	Largest Shareholder	Common share	65,668,397	30.01	65,668,397	30.57
Tae Won Chey	Related Person	Common share	303	0.00	303	0.00
Dong Hyun Jang	Related Person	Common share	762	0.00	762	0.00
Young Sang Ryu	Related Person	Common share	11,974	0.01	20,309	0.01
Yong-Hak Kim	Related Person	Common share	3,358	0.00	4,923	0.00
Seok-Dong Kim	Related Person	Common share	2,785	0.00	3,763	0.00
Junmo Kim	Related Person	Common share	2,785	0.00	3,763	0.00
Haeyun Oh	Related Person	Common share	1,338	0.00	2,316	0.00
Mi Kyung Noh	Related Person	Common share	0	0.00	978	0.00
Sung Hyung Lee	Related Person	Common share	0	0.00	0	0.00
Poong Young Yoon	Related Person	Common share	2,733	0.00	2,733	0.00
Jong Ryeol Kang	Related Person	Common share	5,758	0.00	8,823	0.00
Yang Seob Kim	Related Person	Common share	0	0.00	0	0.00

Total		Common share	65,724,963	30.03	65,717,070	30.60

*	The change in ownership ratio reflects the cancellation of treasury shares (1.8% of total shares issued) in February 2024.
**

The number of shares owned and ownership ratio as of the beginning of the period account for the 24,770 shares owned by Kyu-nam Choi (former non-executive director) and Youngmin Yoon (former independent director), whose respective terms expired in March 2024, and Jung Ho Park (former related person), whose related party status was eliminated in September 2024.

***

The number of shares owned and ownership ratio as of the beginning of the period do not account for the shares owned by Yang Seob Kim (executive director), Sung Hyung Lee (non-executive director) and Mi Kyung Noh (independent director), who were newly appointed in March 2024.

B.	Overview of the Largest Shareholder

As of September 30, 2024, the Company’s largest shareholder was SK Inc. SK Inc. was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Inc. is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Inc.’s telephone number is +82-2-2121-5114 and its website is https://www.sk-inc.com/.

C.	Changes in Shareholdings of the Largest Shareholder and Related Persons

Changes in shareholdings of the largest shareholder are as follows:

(As of September 30, 2024)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change	Shares Held*	Holding Ratio	Remarks
SK Inc.	January 24, 2022	65,695,437	30.02	Jung Ho Park, director of the Company’s affiliate, and Young Sang Ryu, representative director of the Company, acquired 3,000 and 4,000 shares, respectively.
	February 25, 2022	65,703,035	30.02	Jung Ho Park, director of the Company’s affiliate, acquired 7,598 shares.
	March 25, 2022	65,706,519	30.03	Jong Ryeol Kang, executive director of the Company, acquired 3,484 shares.
	May 3, 2022	65,712,503	30.03	Four independent directors of the Company, Youngmin Yoon, Jung Ho Ahn, Junmo Kim, Seok-dong Kim, each acquired 1,144 shares. Yong-Hak Kim, another independent director of the Company, acquired 1,408 shares.

29

(As of September 30, 2024)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change	Shares Held*	Holding Ratio	Remarks
	February 27, 2023	65,719,411	30.03	Young Sang Ryu, representative director of the Company, and Jong Ryeol Kang, executive director of the Company, acquired 4,634 and 2,274 shares, respectively.
	March 28, 2023	65,717,964	30.03	Retirement of Jung Ho Ahn, independent director of the Company (1,447 shares)
	April 21, 2023	65,724,963	30.03	Four independent directors, Youngmin Yoon, Haeyun Oh, Junmo Kim and Seok-dong Kim each acquired 1,338 shares. Yong-Hak Kim, independent director of the Company, acquired 1,647 shares.
	January 29, 2024	65,736,363	30.04	Young Sang Ryu, representative director of the Company, and Jong Ryeol Kang, executive director of the Company, acquired 8,335 and 3,065 shares, respectively.
	March 26, 2024	65,733,123	30.60	Retirement of Youngmin Yoon, independent director of the Company (2,785 shares) and Kyu-nam Choi, non-executive director of the company (455 shares)
	April 29, 2024	65,738,600	30.61	Four independent directors of the Company, Seok-Dong Kim, Junmo Kim, Mi Kyung Noh, Haeyun Oh, each acquired 978 shares. Yong-Hak Kim, another independent director of the Company, acquired 1,565 shares.
	September 22, 2024	65,717,070	30.60	Elimination of former related person Park Jeong-ho’s related party relationship (21,530 shares).

*	The figures for shares held and holding ratio are based on the shareholding of the largest shareholder and its related persons.

VIII.	EMPLOYEES AND DIRECTORS

1. Officers and Employees

A.	Registered Directors

(As of March 31, 2024)
Name	Gender	Date of Birth	Position	Professional Background	Duration of Term	End of Current Term
Young Sang Ryu	Male	May 1970	Chief Executive Officer; Representative Director	Former Head, SK Telecom MNO business	6 years and 7 months	—

Jong Ryeol Kang	Male	Oct. 1964	CSPO and Head of ICT Infrastructure Center	Former Head, Corporate Culture Division	2 years and 7 months	—

Yang Seob Kim	Male	Feb. 1966	Head of Corporate Planning and Chief Financial Officer	Former Head of Finance Division and Chief Financial Officer, SK Innovation	7 months	—

Sung Hyung Lee	Male	Dec. 1965	Non-executive Director	President, Chief Financial Officer and Head of Finance Division, SK Inc.; Former President, Chief Financial Officer and Head of PM Division, SK Inc.	7 months	—

Yong-Hak Kim	Male	Jan. 1953	Independent Director	Former President (Professor Emeritus), Yonsei University	4 years and 7 months	—

Seok-Dong Kim	Male	May 1953	Independent Director	Former Chairman, Financial Services Commission	5 years and 7 months	—

Junmo Kim	Male	Sep. 1976	Independent Director	Professor, Department of Electrical Engineering at Korea Advanced Institute of Science and Technology	4 years and 7 months	—

30

(As of March 31, 2024)
Name	Gender	Date of Birth	Position	Professional Background	Duration of Term	End of Current Term
Haeyun Oh	Female	Nov. 1974	Independent Director	Former Director of MARS Artificial Intelligence Integrated Research Center, Korea Advanced Institute of Science and Technology; Professor, Department of Computer Science at Korea Advanced Institute of Science and Technology	1 year and 7 months	—

Mi Kyung Noh	Female	Aug. 1965	Independent Director	Regional Head of Credit Risk Review and Asia Pacific Risk, HSBC Hong Kong	7 months	—

*

At the 40th General Meeting of Shareholders held on March 26, 2024, Young Sang Ryu was re-elected as a representative director, Yang Seob Kim was newly elected as an executive director, Sung Hyung Lee was newly appointed as a non-executive director, and Mi Kyung Noh was newly appointed as an independent director and a member of the audit committee.

2. Compensation of Directors and Officers

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2024.

31

IX.	RELATED PARTY TRANSACTIONS

1. Line of Credit Extended to the Largest Shareholder and Related Parties

None.

2. Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

A.	Purchase and Dispositions of Investments

(As of September 30, 2024)				(Unit: in millions of Won)
Name (Corporate name)	Relationship	Purchase and Dispositions of Investments					Remarks
		Type of Investment	Transaction Details
			Beginning	Increase	Decrease	Ending
SK Telecom Americas, Inc.	Subsidiary	Shares	5,498	5,878	—	11,376	Additional acquisition
Atlas Investment	Subsidiary	Shares	193,661	40,625	—	234,287	Additional acquisition
Quantum Innovation Fund 1	Subsidiary	Shares	1,297	—	(1,297)	—	Liquidation

3. Transactions with the Largest Shareholder and Related Parties

(As of September 30, 2024)		(Unit: in millions of Won)
Counterparty	Relationship with Counterparty	Type	Transaction Period	Transaction Details	Transaction Amount
PS&Marketing	Subsidiary	Purchase	January 1, 2024 – September 30, 2024	Marketing fees, etc.	950,668

4. Related Party Transactions

See Note 30 of the notes to the Company’s interim consolidated financial statements attached hereto for more information regarding related party transactions.

5. Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of September 30, 2024)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	69,621	92,480	92,314	69,787	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—

B.	Other transactions

See Note 30 of the notes to the Company’s interim consolidated financial statements attached hereto for more information regarding other related party transactions.

32

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

None.

2. Contingent Liabilities

A.	Legal Proceedings

[SK Telecom]

As of September 30, 2024, the Company is involved in various pending legal proceedings, and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

[SK Broadband]

As of September 30, 2024, there were 21 pending lawsuits against SK Broadband (aggregate amount of claims of Won 8,559 million).

B.	Other Contingent Liabilities and Guarantees for Payment

[SK Telecom]

None.

[SK Broadband]

As of September 30, 2024, SK Broadband has entered into revolving credit facilities with a limit of Won 170 billion with three financial institutions including Hana Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband has provided “geun” mortgage amounting to Won 1,098 million on certain of its buildings, including Gyeyang Guksa, in connection with leasing of such buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunications services with SK Telecom.

As of September 30, 2024, SK Broadband has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract and defect performance guarantee	30,747
Korea Content Financial Cooperative	Contract performance guarantee	44,657

[PS&Marketing]

As of September 30, 2024, PS&Marketing has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Performance guarantee	1,605

33

[SK Telink]

As of September 30, 2024, SK Telink provided the following material payment guarantees to other parties.

(Unit: in millions of Won)
Guarantor	Counterparty	Guaranteed Amount	Guarantee Details
SK Telink	Korea Coast Guard and others	266	Contract guarantee

As of September 30, 2024, SK Telink has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract guarantee	728

[Home&Service]

As of September 30, 2024, Home&Service has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Payment guarantees and warranties	49

As of September 30, 2024, Home&Service has entered into the following credit facilities with financial institutions.

	(Unit: in millions of Won)
Financial Institution	Credit Limit	Details
Shinhan Bank	100	Revolving credit

[SK M&Service]

As of September 30, 2024, SK M&Service has entered into the following credit facilities with financial institutions.

(Unit: in billions of Won)
Financial Institution	Credit Limit	Details
KEB Hana Bank	10	Working capital loan
Industrial Bank of Korea	15	Working capital loan
Shinhan Bank	1	Payment guarantee

As of September 30, 2024, SK M&Service has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Korea Tourism Organization and 35 other companies	Transaction performance guarantee	2,744
SK Energy	Transaction performance guarantee	700

[SK O&S]

As of September 30, 2024, SK O&S has been provided with the following material payment guarantees by other parties.

34

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract performance guarantee	50,000

[SK Stoa]

As of September 30, 2024, SK Stoa has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Kookmin Bank	Performance guarantee	1,280
Kookmin Bank	Revolving credit	18,000

[SAPEON Korea]

As of September 30, 2024, SAPEON Korea has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Payment guarantees, warranties and contract guarantees	917

3. Status of Sanctions, etc.

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2024.

4. Material Events Subsequent to the Reporting Period

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2024.

5. Green Management

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s semi-annual business report for the six months ended June 30, 2024.

35

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By: /s/ Heejun Chung
(Signature)

Name:	Heejun Chung
Title:	Senior Vice President

Date: December 11, 2024

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

Interim Consolidated Financial Statements

For each of the nine-month periods ended September 30, 2024 and 2023

(with the independent auditor’s review report)

Ernst & Young Han Young Taeyoung Building, 111, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 07241 Korea Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Report on review of interim consolidated financial statements

(English translation of a report originally issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

We have reviewed the accompanying interim consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (collectively referred to as the “Group”), which comprise the interim consolidated statement of financial position as of September 30, 2024, and the related interim consolidated statements of income, interim consolidated statements of comprehensive income for each of the three-month and nine-month periods ended September 30, 2024 and 2023, interim consolidated statements of changes in equity and interim consolidated statements of cash flows for each of the nine-month periods ended September 30, 2024 and 2023, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim consolidated financial statements

Management is responsible for the preparation and presentation of these interim consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matter

We have audited the consolidated statement of financial position as of December 31, 2023, and the related consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 6, 2024 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2023, presented for comparative purposes, is not different, in all material respects, from the above audited consolidated statement of financial position.

November 13, 2024

This review report is effective as of November 13, 2024, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim consolidated financial statements and may result in modification to this review report.

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023 AND

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

“The accompanying interim consolidated financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Group.”

Ryu, Young-Sang
Chief Executive Officer
SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Financial Position

As of September 30, 2024 and December 31, 2023

(In millions of won)	Note	September 30, 2024 (Unaudited)		December 31, 2023
Assets
Current Assets:
Cash and cash equivalents	28,29	~~W~~	1,966,333	1,454,978
Short-term financial instruments	28,29		270,684	294,934
Accounts receivable – trade, net	5,28,29,30		2,132,258	1,978,532
Short-term loans, net	5,28,29		78,416	78,129
Accounts receivable – other, net	5,28,29,30,31		380,592	344,350
Contract assets	7,29		90,645	89,934
Prepaid expenses	6		1,977,214	1,953,769
Prepaid income taxes	26		100	161
Derivative financial assets	28,29		39,097	8,974
Inventories, net	8		222,334	179,809
Non-current assets held for sale	34		5,842	10,515
Advanced payments and others	5,28,29,30		208,000	191,517

			7,371,515	6,585,602

Non-Current Assets:
Long-term financial instruments	28,29		375	375
Long-term investment securities	9,28,29		1,598,191	1,679,384
Investments in associates and joint ventures	10		1,954,143	1,915,012
Investment property, net	12		31,632	34,812
Property and equipment, net	11,13,30,31		12,116,965	13,006,196
Goodwill			2,075,009	2,075,009
Intangible assets, net	14		2,347,852	2,861,137
Long-term contract assets	7,29		47,017	39,837
Long-term loans, net	5,28,29,30		34,382	30,455
Long-term accounts receivable – other, net	5,28,29,30,31		354,668	312,531
Long-term prepaid expenses	6		1,098,582	1,086,107
Guarantee deposits, net	5,28,29,30		158,918	156,863
Long-term derivative financial assets	28,29		124,643	139,560
Deferred tax assets	26		14,970	11,609
Defined benefit assets	18		128,213	170,737
Other non-current assets	5,28,29		15,695	14,001

			22,101,255	23,533,625

Total Assets		~~W~~	29,472,770	30,119,227

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Financial Position, Continued

As of September 30, 2024 and December 31, 2023

(In millions of won)	Note	September 30, 2024 (Unaudited)		December 31, 2023
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	28,29,30	~~W~~	165,485	139,876
Accounts payable – other	28,29,30		1,348,573	1,913,006
Withholdings	28,29,30		1,035,064	802,506
Contract liabilities	7		165,646	155,576
Accrued expenses	28,29		1,482,285	1,439,786
Income tax payable	26		178,269	142,496
Derivative financial liabilities	28,29		391,265	—
Provisions	17,33		41,845	38,255
Short-term borrowings	15,28,29		100,000	—
Current portion of long-term debt, net	15,28,29		2,484,667	1,621,844
Current portion of long-term payables – other	16,28,29		366,161	367,770
Lease liabilities	28,29,30		368,095	372,826
Liabilities held for sale			—	39

			8,127,355	6,993,980

Non-Current Liabilities:
Debentures, excluding current portion, net	15,28,29		6,014,885	7,106,299
Long-term borrowings, excluding current portion, net	15,28,29		56,250	315,578
Long-term payables – other	16,28,29		537,750	892,683
Long-term lease liabilities	28,29,30		1,139,668	1,238,607
Long-term contract liabilities	7		61,363	56,917
Defined benefit liabilities	18		12,653	—
Long-term derivative financial liabilities	28,29		—	305,088
Long-term provisions	17		79,903	83,169
Deferred tax liabilities	26		810,300	832,236
Other non-current liabilities	28,29,30		71,239	66,271

			8,784,011	10,896,848

Total Liabilities			16,911,366	17,890,828

Shareholders’ Equity:
Share capital	1,19		30,493	30,493
Capital surplus and others	19,20		(11,612,509)	(11,828,644)
Retained earnings	21		22,920,903	22,799,981
Reserves	22		403,936	387,216

Equity attributable to owners of the Parent Company			11,742,823	11,389,046
Non-controlling interests			818,581	839,353

Total Shareholders’ Equity			12,561,404	12,228,399

Total Liabilities and Shareholders’ Equity		~~W~~	29,472,770	30,119,227

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Income

For the three-month and nine-month periods ended September 30, 2024 and 2023

(In millions of won, except for earnings per share)	Note	2024 (Unaudited)			2023 (Unaudited)
		Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Operating revenue:	4,30
Revenue		~~W~~	4,532,118	13,429,088	4,402,610	13,081,220

Operating expenses:	30
Labor			639,370	1,923,989	614,249	1,822,663
Commission	6		1,370,080	4,116,835	1,381,064	4,089,546
Depreciation and amortization	4		887,260	2,668,248	894,783	2,708,614
Network interconnection			175,161	521,511	160,924	500,631
Leased lines			66,056	197,760	67,358	206,287
Advertising			46,685	117,748	51,544	144,293
Rent			36,591	100,626	37,442	109,500
Cost of goods sold	8		363,710	982,524	302,507	893,964
Others	23		413,942	1,230,587	394,777	1,149,573

			3,998,855	11,859,828	3,904,648	11,625,071

Operating profit	4		533,263	1,569,260	497,962	1,456,149

Finance income	4,25		28,876	123,666	20,019	184,074
Finance costs	4,25		(207,275)	(442,756)	(115,920)	(377,520)
Gain (loss) relating to investments in associates and joint ventures, net	4,10		9,260	24,685	(3,235)	6,437
Other non-operating income	4,24		8,410	31,982	8,593	28,922
Other non-operating expenses	4,24		(7,805)	(23,201)	(7,374)	(27,278)

Profit before income tax	4		364,729	1,283,636	400,045	1,270,784

Income tax expense	26		84,553	291,346	91,808	312,289

Profit for the period		~~W~~	280,176	992,290	308,237	958,495

Attributable to:
Owners of the Parent Company		~~W~~	268,905	959,297	297,923	917,612
Non-controlling interests			11,271	32,993	10,314	40,883

Earnings per share:	27
Basic earnings per share (in won)		~~W~~	1,240	4,437	1,346	4,150
Diluted earnings per share (in won)			1,236	4,425	1,345	4,149

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2024 and 2023

(In millions of won)		2024 (Unaudited)			2023 (Unaudited)
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period		~~W~~	280,176	992,290	308,237	958,495

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities (assets)	18		9,939	11,314	4,940	4,077
Valuation loss on financial assets at fair value through other comprehensive income	22		(59,659)	(74,812)	(78,143)	(122,691)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	10,22		(66,846)	22,797	31,838	67,391
Net change in unrealized fair value of derivatives	22		(28)	908	(8,336)	(12,115)
Foreign currency translation differences for foreign operations	22		(10,865)	9,175	5,713	15,403

Other comprehensive loss for the period, net of taxes			(127,459)	(30,618)	(43,988)	(47,935)

Total comprehensive income		~~W~~	152,717	961,672	264,249	910,560

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	139,604	929,214	253,670	868,732
Non-controlling interests			13,113	32,458	10,579	41,828

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2024 and 2023

(In millions of won)		Attributable to owners of the Parent Company						Non- controlling interests	Total Equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total
Balance as of January 1, 2023		~~W~~	30,493	(11,567,117)	22,463,711	391,233	11,318,320	836,876	12,155,196
Total comprehensive income:
Profit for the period			—	—	917,612	—	917,612	40,883	958,495
Other comprehensive income (loss)	10,18,22		—	—	3,270	(52,150)	(48,880)	945	(47,935)

			—	—	920,882	(52,150)	868,732	41,828	910,560

Transactions with owners:
Annual dividends			—	—	(180,967)	—	(180,967)	(50,557)	(231,524)
Interim dividends			—	—	(362,660)	—	(362,660)	—	(362,660)
Share option	20		—	(274)	—	—	(274)	—	(274)
Interest on hybrid bonds			—	—	(12,333)	—	(12,333)	—	(12,333)
Redemption of hybrid bonds			—	(400,000)	—	—	(400,000)	—	(400,000)
Issuance of hybrid bonds			—	398,509	—	—	398,509	—	398,509
Transactions of treasury shares	19,20		—	(78,488)	—	—	(78,488)	—	(78,488)
Changes in ownership in subsidiaries, etc.			—	(1,217)	—	—	(1,217)	(6,219)	(7,436)

			—	(81,470)	(555,960)	—	(637,430)	(56,776)	(694,206)

Balance as of September 30, 2023 (Unaudited)		~~W~~	30,493	(11,648,587)	22,828,633	339,083	11,549,622	821,928	12,371,550

Balance as of January 1, 2024		~~W~~	30,493	(11,828,644)	22,799,981	387,216	11,389,046	839,353	12,228,399
Total comprehensive income:
Profit for the period			—	—	959,297	—	959,297	32,993	992,290
Other comprehensive income (loss)	10,18,22		—	—	(46,803)	16,720	(30,083)	(535)	(30,618)
			—	—	912,494	16,720	929,214	32,458	961,672

Transactions with owners:
Annual dividends			—	—	(223,335)	—	(223,335)	(50,927)	(274,262)
Interim dividends			—	—	(353,387)	—	(353,387)	—	(353,387)
Share option	20		—	3,942	—	—	3,942	392	4,334
Interest on hybrid bonds			—	—	(14,850)	—	(14,850)	—	(14,850)
Acquisition and disposal of treasury shares	19,20		—	9,154	—	—	9,154	—	9,154
Retirement of treasury shares	19		—	200,000	(200,000)	—	—	—	—
Changes in ownership in subsidiaries, etc.			—	3,039	—	—	3,039	(2,695)	344

			—	216,135	(791,572)	—	(575,437)	(53,230)	(628,667)

Balance as of September 30, 2024 (Unaudited)		~~W~~	30,493	(11,612,509)	22,920,903	403,936	11,742,823	818,581	12,561,404

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Cash Flows

For the nine-month periods ended September 30, 2024 and 2023

(In millions of won)	Note	2024 (Unaudited)		2023 (Unaudited)
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	992,290	958,495
Adjustments for income and expenses	32		3,512,172	3,441,826
Changes in assets and liabilities related to operating activities	32		(219,653)	(238,918)

			4,284,809	4,161,403
Interest received			53,241	40,594
Dividends received			33,363	41,150
Interest paid			(286,097)	(266,074)
Income tax paid			(268,920)	(243,753)

Net cash provided by operating activities			3,816,396	3,733,320

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			26,161	—
Collection of short-term loans			100,058	103,455
Proceeds from disposals of long-term investment securities			48,414	20,335
Proceeds from disposals of investments in associates and joint ventures			15,130	—
Proceeds from disposals of property and equipment			15,130	9,800
Proceeds from disposals of intangible assets			9,135	688
Proceeds from disposals of non-current assets held for sale			13,031	930
Collection of long-term loans			1,375	1,175
Decrease in deposits			4,877	4,609
Proceeds from settlement of derivatives			489	1,240

			233,800	142,232
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(188,001)
Increase in short-term loans			(94,656)	(103,809)
Increase in long-term loans			(11,448)	(8,936)
Acquisitions of long-term investment securities			(45,834)	(315,153)
Acquisitions of investments in associates and joint ventures			(6,311)	(15,590)
Acquisitions of property and equipment			(1,587,094)	(2,056,005)
Acquisitions of intangible assets			(32,625)	(38,741)
Increase in deposits			(15,102)	(5,519)

			(1,793,070)	(2,731,754)

Net cash used in investing activities		~~W~~	(1,559,270)	(2,589,522)

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2024 and 2023

(In millions of won)	Note	2024 (Unaudited)		2023 (Unaudited)
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings		~~W~~	100,000	—
Proceeds from issuance of debentures			627,405	1,334,147
Proceeds from long-term borrowings			—	49,950
Cash inflows from settlement of derivatives			—	183,090
Proceeds from issuance of hybrid bonds			—	398,509
Transactions with non-controlling shareholders			—	256

			727,405	1,965,952
Cash outflows for financing activities:
Repayments of short-term borrowings, net			—	(130,000)
Repayments of long-term borrowings			(389,375)	(18,750)
Repayments of long-term payables – other			(369,150)	(400,245)
Repayments of debentures			(770,000)	(1,884,190)
Payments of dividends			(627,230)	(594,158)
Redemption of hybrid bonds			—	(400,000)
Payments of interest on hybrid bonds			(14,850)	(12,333)
Repayments of lease liabilities			(287,604)	(294,436)
Acquisition of treasury shares			(15,788)	(98,855)
Cash outflow from transactions with the non-controlling shareholders			(2,271)	—

			(2,476,268)	(3,832,967)

Net cash used in financing activities			(1,748,863)	(1,867,015)

Net increase (decrease) in cash and cash equivalents			508,263	(723,217)
Cash and cash equivalents at beginning of the period			1,454,978	1,882,291
Effects of exchange rate changes on cash and cash equivalents			3,092	5,198

Cash and cash equivalents at end of the period		~~W~~	1,966,333	1,164,272

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. As of September 30, 2024, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.57
National Pension Service	17,443,260	8.12
Institutional investors and other shareholders	125,928,198	58.63
Kakao Investment Co., Ltd.	3,846,487	1.79
Treasury shares	1,903,711	0.89

	214,790,053	100.00

These interim consolidated financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”). SK Inc. is the ultimate controlling entity of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries

The list of consolidated subsidiaries as of September 30, 2024 and December 31, 2023 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Sep. 30, 2024	Dec. 31, 2023
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	International telecommunication and Mobile Virtual Network Operator Service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Fixed-line telecommunication services	74.4	74.4
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment	100.0	100.0
	Atlas Investment	Cayman Islands	Investment	100.0	100.0
	SK Telecom Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	Quantum Innovation Fund I(*2)	Korea	Investment	—	59.9
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	SAPEON Inc.	USA	Manufacturing non-memory and other electronic integrated circuits	62.5	62.5
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.	Korea	Database and Internet website service	100.0	100.0
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	USA	Software development and supply business	100.0	100.0
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea	Korea	Software development and supply business	100.0	100.0
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.(*2)	Korea	Investment	—	66.4
Subsidiary owned by SAPEON Inc.	SAPEON Korea Inc.	Korea	Manufacturing non-memory and other electronic integrated circuits	100.0	100.0
Others(*3)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	Details of changes in the consolidation scope for the nine-month period ended September 30, 2024 are presented in note 1-(4).
(*3)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1)	The condensed financial information of significant consolidated subsidiaries as of and for the nine-month period ended September 30, 2024 is as follows:

(In millions of won)
	As of September 30, 2024				For the nine-month period ended September 30, 2024
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	~~W~~	203,311	57,446	145,865	252,928	11,818
SK Broadband Co., Ltd.		6,533,966	3,435,542	3,098,424	3,292,954	176,562
PS&Marketing Corporation		477,817	247,634	230,183	1,039,333	2,367
SERVICE ACE Co., Ltd.		74,045	46,018	28,027	144,509	3,127
SERVICE TOP Co., Ltd.		57,329	40,245	17,084	125,206	1,032
SK O&S Co., Ltd.		110,600	66,590	44,010	224,825	2,067
Home & Service Co., Ltd.		133,224	97,714	35,510	370,425	4,305
SK stoa Co., Ltd.		109,710	47,775	61,935	220,654	5,123
SK m&service Co., Ltd.		170,210	105,031	65,179	181,392	1,945

2)	The condensed financial information of significant consolidated subsidiaries as of December 31, 2023 and for the nine-month period ended September 30, 2023 is as follows:

(In millions of won)
	As of December 31, 2023				For the nine-month period ended September 30, 2023
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	~~W~~	213,920	65,049	148,871	237,065	15,325
SK Broadband Co., Ltd.		6,442,611	3,323,156	3,119,455	3,201,611	172,773
PS&Marketing Corporation		451,549	224,042	227,507	963,953	374
SERVICE ACE Co., Ltd.		83,395	54,888	28,507	149,325	4,147
SERVICE TOP Co., Ltd.		71,196	47,641	23,555	136,460	4,236
SK O&S Co., Ltd.		140,942	98,346	42,596	220,707	4,710
Home & Service Co., Ltd.		165,667	112,025	53,642	364,042	1,253
SK stoa Co., Ltd.		94,041	37,253	56,788	221,287	1,252
SK m&service Co., Ltd.		153,660	88,195	65,465	190,157	2,987

(4)	Changes in subsidiaries

The list of subsidiaries that were excluded from consolidation scope for the nine-month period ended September 30, 2024 is as follows:

Subsidiary	Reason
Quantum Innovation Fund I	Liquidation
PanAsia Semiconductor Materials LLC.	Liquidation

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

1.	Reporting Entity, Continued

(5)

The financial information of material non-controlling interests of the Group as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.5

	As of September 30, 2024
Current assets	~~W~~	1,577,417
Non-current assets		5,094,093
Current liabilities		(1,620,068)
Non-current liabilities		(1,872,046)
Net assets		3,179,396
Carrying amount of non-controlling interests		810,746

	For the nine-month period ended September 30, 2024
Revenue	~~W~~	3,287,838
Profit for the period		170,275
Total comprehensive income		170,752
Profit attributable to non-controlling interests		45,373

Net cash provided by operating activities	~~W~~	984,462
Net cash used in investing activities		(483,981)
Net cash used in financing activities		(336,390)
Effects of exchange rate changes on cash and cash equivalents		(707)
Net increase in cash and cash equivalents		163,384
Dividends paid to non-controlling interests for the nine-month period ended September 30, 2024	~~W~~	50,927

(*)	The above condensed financial information is the consolidated financial information of the subsidiary and reflects fair value adjustments as a result of the business combination.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

1.	Reporting Entity, Continued

(5)

The financial information of material non-controlling interests of the Group as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023 are as follows, Continued:

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.4

	As of December 31, 2023
Current assets	~~W~~	1,388,965
Non-current assets		5,214,315
Current liabilities		(1,388,317)
Non-current liabilities		(1,988,989)
Net assets		3,225,974
Carrying amount of non-controlling interests		819,592

	For the nine-month period ended September 30, 2023
Revenue	~~W~~	3,199,000
Profit for the period		166,519
Total comprehensive income		161,383
Profit attributable to non-controlling interests		41,922

Net cash provided by operating activities	~~W~~	855,107
Net cash used in investing activities		(663,455)
Net cash used in financing activities		(179,286)
Effects of exchange rate changes on cash and cash equivalents		452
Net increase in cash and cash equivalents		12,818
Dividends paid to non-controlling interests for the nine-month period ended September 30, 2023	~~W~~	50,557

(*)	The above condensed financial information is the consolidated financial information of the subsidiary and reflects fair value adjustments as a result of the business combination.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

2.	Basis of Preparation

(1)	Statement of compliance

These interim condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Group’s KIFRS annual financial statements. These interim consolidated financial statements do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2023. The accompanying interim consolidated financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the interim consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these interim consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2)	Fair value measurement

The Group’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The information about assumptions used for fair value measurements is included in Note 29.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

3.	Material Accounting Policies

The material accounting policies applied by the Group in these interim consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2023, except for the adoption of new and revised KIFRS applied from January 1, 2024, which are summarized below. The Group has not early applied the new and revised KIFRS and interpretations that have been issued but are not yet effective.

The following new and amended KIFRS and interpretations are effective from January 1, 2024, initially, but these amended standards are not expected to have a material impact on the Group’s interim consolidated financial statements.

•	Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants (Amendments to KIFRS 1001)
•	Disclosures of Information on Supplier Finance Arrangements (Amendments to KIFRS 1007 and KIFRS 1107)
•	Lease Liability in a Sale and Leaseback (Amendments to KIFRS 1116)
•	Disclosures of Virtual Assets (Amendments to KIFRS 1001)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and merchandise. The Group’s reportable segments include: cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; and all other businesses, which include providing shopping channel and digital platform for selling products and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	The segment information for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2024
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	11,117,310	3,930,183	448,648	15,496,141	(2,067,053)	13,429,088
Inter-segment revenue		1,130,631	889,103	47,319	2,067,053	(2,067,053)	—
External revenue		9,986,679	3,041,080	401,329	13,429,088	—	13,429,088
Depreciation and amortization		2,015,182	726,338	19,573	2,761,093	(92,845)	2,668,248
Operating profit (loss)		1,355,093	262,241	(40,247)	1,577,087	(7,827)	1,569,260
Finance income and costs, net							(319,090)
Gain relating to investments in associates and joint ventures, net							24,685
Other non-operating income and expense, net							8,781
Profit before income tax							1,283,636

(In millions of won)
	For the nine-month period ended September 30, 2023
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	10,855,374	3,813,463	451,014	15,119,851	(2,038,631)	13,081,220
Inter-segment revenue		1,122,041	882,785	33,805	2,038,631	(2,038,631)	—
External revenue		9,733,333	2,930,678	417,209	13,081,220	—	13,081,220
Depreciation and amortization		2,056,161	727,715	18,286	2,802,162	(93,548)	2,708,614
Operating profit (loss)		1,216,576	257,570	(20,338)	1,453,808	2,341	1,456,149
Finance income and costs, net							(193,446)
Gain relating to investments in associates and joint ventures, net							6,437
Other non-operating income and expense, net							1,644
Profit before income tax							1,270,784

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

4.	Operating Segments, Continued

(1)	The segment information for the nine-month periods ended September 30, 2024 and 2023 are as follows, Continued:

The Group principally operates its businesses in Korea, and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the nine-month periods ended September 30, 2024 and 2023.

(2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)		For the nine-month period ended
		September 30, 2024		September 30, 2023
Goods and Services transferred at a point in time:
Cellular revenue	Goods and others(*1)	~~W~~	806,197	681,626
Fixed-line telecommunication revenue	Goods and others		52,739	73,939
Other revenue	Others(*2)		343,025	342,010

			1,201,961	1,097,575

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		7,807,324	7,733,970
	Cellular interconnection		317,299	324,447
	Other(*4)		1,055,859	993,290
Fixed-line telecommunication revenue	Fixed-line service		118,938	100,963
	Cellular interconnection		11,454	12,099
	Internet Protocol Television(*5)		1,372,256	1,376,059
	International calls		159,562	142,174
	Internet service and miscellaneous(*6)		1,326,131	1,225,444
Other revenue	Miscellaneous(*2)		58,304	75,199

			12,227,127	11,983,645

		~~W~~	13,429,088	13,081,220

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)	Miscellaneous other revenue includes revenue from considerations received for the data broadcasting channel use for product sales-type and sales of goods through data broadcasting.
(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.
(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*5)	Internet Protocol Television (“IPTV”) service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,390,633	(258,375)	2,132,258
Short-term loans		79,109	(693)	78,416
Accounts receivable – other(*)		407,421	(26,829)	380,592
Accrued income		2,455	—	2,455
Guarantee deposits (Other current assets)		133,229	—	133,229

		3,012,847	(285,897)	2,726,950
Non-current assets:
Long-term loans		75,778	(41,396)	34,382
Long-term accounts receivable – other(*)		356,546	(1,878)	354,668
Guarantee deposits		159,218	(300)	158,918
Long-term accounts receivable – trade (Other non-current assets)		14,287	(2)	14,285

		605,829	(43,576)	562,253

	~~W~~	3,618,676	(329,473)	3,289,203

(*)	Gross and carrying amounts of accounts receivable – other as of September 30, 2024 include ~~W~~364,933 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2023
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,221,266	(242,734)	1,978,532
Short-term loans		78,824	(695)	78,129
Accounts receivable – other(*)		375,748	(31,398)	344,350
Accrued income		4,295	—	4,295
Guarantee deposits (Other current assets)		129,357	—	129,357

		2,809,490	(274,827)	2,534,663
Non-current assets:
Long-term loans		71,847	(41,392)	30,455
Long-term accounts receivable – other(*)		314,409	(1,878)	312,531
Guarantee deposits		157,163	(300)	156,863
Long-term accounts receivable – trade (Other non-current assets)		12,320	(3)	12,317

		555,739	(43,573)	512,166

	~~W~~	3,365,229	(318,400)	3,046,829

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2023 include ~~W~~273,945 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)
	January 1, 2024		Impairment	Write-offs(*)	Collection of receivables previously written-off	September 30, 2024
Accounts receivable – trade	~~W~~	242,737	33,658	(24,487)	6,469	258,377
Accounts receivable – other, etc.		75,663	2,913	(8,447)	967	71,096

	~~W~~	318,400	36,571	(32,934)	7,436	329,473

(In millions of won)
	January 1, 2023		Impairment	Write-offs(*)	Collection of receivables previously written-off	September 30, 2023
Accounts receivable – trade	~~W~~	234,923	27,965	(22,257)	8,036	248,667
Accounts receivable – other, etc.		90,079	4,788	(13,277)	6,006	87,596

	~~W~~	325,002	32,753	(35,534)	14,042	336,263

(*)	The Group writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

6.	Prepaid Expenses

The Group pays commissions to its retail stores and authorized dealers, primarily for wireless and fixed-line telecommunication services based on their performance of attracting new customers and renewing contracts with existing customers, and recognizes costs that would not occur in case of not signing contracts with new and existing customers as prepaid expenses among the commissions. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	September 30, 2024		December 31, 2023
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,896,839	1,882,296
Others		80,375	71,473

	~~W~~	1,977,214	1,953,769

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	1,033,366	1,022,813
Others		65,216	63,294

	~~W~~	1,098,582	1,086,107

(2)	Incremental costs of obtaining contracts

The amortization and impairment losses in connection with incremental costs of obtaining contracts recognized as an asset for the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Amortization and impairment losses recognized	~~W~~	622,333	1,860,285	620,492	1,868,048

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	September 30, 2024		December 31, 2023
Contract assets:
Allocation of consideration between performance obligations	~~W~~	137,662	129,771
Contract liabilities:
Wireless service contracts		20,092	19,149
Customer loyalty programs		5,713	7,164
Fixed-line service contracts		146,264	146,106
Others		54,940	40,074

	~~W~~	227,009	212,493

(2)

The amounts of revenue recognized for the nine-month periods ended September 30, 2024 and 2023 related to the contract liabilities carried forward from the prior periods are ~~W~~94,886 million and ~~W~~115,026 million, respectively.

8.	Inventories

(1)	Details of inventories as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	September 30, 2024				December 31, 2023
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	189,481	(7,018)	182,463	174,255	(7,641)	166,614
Supplies		39,871	—	39,871	13,195	—	13,195

	~~W~~	229,352	(7,018)	222,334	187,450	(7,641)	179,809

(2)

Inventories recognized as operating expenses for the nine-month periods ended September 30, 2024 and 2023 are ~~W~~980,840 million and ~~W~~893,964 million, respectively, which are included in cost of goods sold. In addition, valuation losses on inventories which are included in the cost of goods sold and other operating expenses amount to ~~W~~163 million and ~~W~~1,790 million for the nine-month periods ended September 30, 2024 and 2023, respectively. Write-offs included in other operating expenses for the nine-month period ended September 30, 2024 and 2023 are ~~W~~34 million and ~~W~~19 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

9.	Long-Term Investment Securities

Details of long-term investment securities as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	Category	September 30, 2024		December 31, 2023
Equity instruments	FVOCI(*)	~~W~~	1,456,323	1,398,734
	FVTPL		8	8

			1,456,331	1,398,742
Debt instruments	FVTPL		141,860	280,642

			141,860	280,642

		~~W~~	1,598,191	1,679,384

(*)

The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of those equity instruments as of September 30, 2024 and December 31, 2023 are ~~W~~1,456,323 million and ~~W~~1,398,734 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

10.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)		September 30, 2024			December 31, 2023
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	909,274	27.3	~~W~~	896,990
Korea IT Fund(*1)	Korea	63.3		339,443	63.3		336,404
UniSK	China	49.0		23,238	49.0		22,285
SK Technology Innovation Company	Cayman Islands	49.0		77,858	49.0		70,409
SK MENA Investment B.V.	Netherlands	32.1		16,113	32.1		14,872
SK Latin America Investment S.A.	Spain	32.1		14,877	32.1		14,607
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		360,136	20.0		355,282
Citadel Pacific Telecom Holdings, LLC(*2)	USA	15.0		48,611	15.0		45,901
SM Culture & Contents Co., Ltd.(*3)	Korea	22.8		39,869	22.8		41,578
Nam Incheon Broadcasting Co., Ltd.	Korea	27.3		15,074	27.3		14,344
Home Choice Corp.(*2)	Korea	17.8		3,129	17.8		3,215
Konan Technology Inc.	Korea	20.7		2,992	20.7		6,349
CMES Inc.(*2,4)	Korea	8.4		4,733	7.7		900
SK telecom Japan Inc.	Japan	33.0		1,239	33.0		1,239
12CM JAPAN and others(*2,5,6,7,8,9)	—	—		88,217	—		81,142

			~~W~~	1,944,803		~~W~~	1,905,517

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*10)	Korea	48.2		9,340	48.2		9,495

				9,340			9,495

			~~W~~	1,954,143		~~W~~	1,915,012

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

10.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of September 30, 2024 and December 31, 2023 are as follows, Continued:

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.
(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the Board of Directors even though the Group has less than 20% of equity interests.

(*3)	The Group recognized an impairment loss of ~~W~~18,755 million as the recoverable amount was assessed to be less than the carrying amount for the year ended December 31, 2023.
(*4)

The Group additionally acquired ~~W~~8,984 million of shares by exercising the conversion right of the redeemable convertible preference shares, and disposed of a portion of shares for ~~W~~14,872 million in cash, from which it recognized ~~W~~10,476 million of gain on disposal of such investments in associates for the nine-month period ended September 30, 2024. The ownership interest of the Group increased from 7.7% to 8.4% due to the acquisition and disposal of shares.

(*5)

The Group additionally contributed ~~W~~5,878 million to SK AMERICAS Inc. (formerly, SK USA, Inc.) for the nine-month period ended September 30, 2024, and the ownership interest of the Group has decreased from 49.0% to 20.0% due to the paid-in capital increase through disproportionate allotment of shares.

(*6)	The Group disposed of a portion of shares in Start-up Win-Win Fund for ~~W~~200 million in cash for the nine-month period ended September 30, 2024.
(*7)

The Group additionally contributed ~~W~~162 million of investment in SK VENTURE CAPITAL, LLC in cash and ~~W~~271 million of investment in WALDEN SKT VENTURE FUND for the nine-month period ended September 30, 2024, but there are no changes in the ownership interest.

(*8)	The Group additionally contributed ~~W~~20 million of investments in F&U Credit information Co., Ltd. for the nine-month period ended September 30, 2024, but there is no change in the ownership interest.
(*9)	The Group received ~~W~~58 million from the liquidation of Wave City Co., Ltd. and recognized ~~W~~58 million of gain relating to investments in associates for the nine-month period ended September 30, 2024.
(*10)	These investments were classified as investment in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

10.	Investments in Associates and Joint Ventures, Continued

(2)	The market values of investments in listed associates as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)
	September 30, 2024				December 31, 2023
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	~~W~~	1,726	22,033,898	38,031	1,887	22,033,898	41,578
Konan Technology Inc.		15,190	2,359,160	35,836	32,600	2,359,160	76,909

(3)	The condensed financial information of material associates as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)
	As of September 30, 2024
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
Current assets	~~W~~	129,368	1,455,630	1,069,265
Non-current assets		406,594	1,946,738	2,036,818
Current liabilities		—	52,662	550,351
Non-current liabilities		—	316,189	13,392

	For the nine-month period ended September 30, 2024
Revenue	~~W~~	14,515	50,024	53,550
Profit (loss) for the period		1,850	35,400	(166)
Other comprehensive income (loss)		10,930	(30,054)	5,848
Total comprehensive income		12,780	5,346	5,682

(In millions of won)
	As of December 31, 2023
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
Current assets	~~W~~	128,344	1,350,607	213,522
Non-current assets		402,819	1,987,252	3,034,553
Current liabilities		—	99,083	502,728
Non-current liabilities		—	252,100	13,586

	For the nine-month period ended September 30, 2023
Revenue	~~W~~	14,122	53,739	55,767
Profit (loss) for the period		3,523	26,038	(32,477)
Other comprehensive income		4,318	37,552	715
Total comprehensive income (loss)		7,841	63,590	(31,762)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

10.	Investments in Associates and Joint Ventures, Continued

(4)

Reconciliations of the financial information of material associates to carrying amounts of investments in associates in the consolidated financial statements as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	September 30, 2024
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	535,962	63.3	339,443	—	339,443
SK China Company Ltd.		3,033,517	27.3	827,277	81,997	909,274
SK South East Asia Investment Pte. Ltd.(*)		1,800,681	20.0	360,136	—	360,136

(In millions of won)
	December 31, 2023
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	531,163	63.3	336,404	—	336,404
SK China Company Ltd.		2,986,676	27.3	814,503	82,487	896,990
SK South East Asia Investment Pte. Ltd.(*)		1,776,411	20.0	355,282	—	355,282

(*)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

10.	Investments in Associates and Joint Ventures, Continued

(5)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2024
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other compre- hensive income (loss)	Other changes	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	896,990	—	4,812	7,472	—	909,274
Korea IT Fund(*1)		336,404	—	1,172	6,922	(5,055)	339,443
UniSK		22,285	—	(242)	1,195	—	23,238
SK Technology Innovation Company		70,409	—	5,945	1,504	—	77,858
SK MENA Investment B.V.		14,872	—	921	320	—	16,113
SK Latin America Investment S.A.		14,607	—	(206)	476	—	14,877
SK South East Asia Investment Pte. Ltd.		355,282	—	2,146	2,708	—	360,136
Citadel Pacific Telecom Holdings, LLC		45,901	—	(31)	2,741	—	48,611
SM Culture & Contents Co., Ltd.		41,578	(3)	(1,577)	(129)	—	39,869
Nam Incheon Broadcasting Co., Ltd.(*1)		14,344	—	865	—	(135)	15,074
Home Choice Corp.		3,215	—	(86)	—	—	3,129
Konan Technology Inc.		6,349	—	(3,357)	—	—	2,992
CMES Inc.		900	(4,396)	(810)	55	8,984	4,733
SK telecom Japan Inc.		1,239	—	—	—	—	1,239
12CM JAPAN and others(*1,2)		81,142	5,963	1,653	49	(590)	88,217

		1,905,517	1,564	11,205	23,313	3,204	1,944,803
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		9,495	—	(155)	—	—	9,340

		9,495	—	(155)	—	—	9,340

	~~W~~	1,915,012	1,564	11,050	23,313	3,204	1,954,143

(*1)	Dividends received from the associates are deducted from the carrying amount for the nine-month period ended September 30, 2024.
(*2)

The acquisition for the nine-month period ended September 30, 2024 includes ~~W~~5,878 million of investment in SK AMERICAS Inc. (formerly, SK USA, Inc.), ~~W~~162 million of investment in SK VENTURE CAPITAL, LLC., ~~W~~271 million of investment in WALDEN SKT VENTURE FUND and ~~W~~20 million of investment in F&U Credit information Co., Ltd. The disposal for the nine-month period ended September 30, 2024 includes a portion of shares in SK AMERICAS Inc. (formerly, SK USA, Inc.) for ~~W~~167 million and a portion of Start-up Win-Win Fund for ~~W~~200 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

10.	Investments in Associates and Joint Ventures, Continued

(5)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2024 and 2023 are as follows, Continued:

(In millions of won)	For the nine-month period ended September 30, 2023
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other compre- hensive income	Other changes	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	879,527	—	3,275	39,665	—	922,467
Korea IT Fund(*1)		324,860	—	2,231	2,735	(2,165)	327,661
UniSK(*1)		20,839	—	1,131	523	(735)	21,758
SK Technology Innovation Company		69,375	—	1,304	4,287	—	74,966
SK MENA Investment B.V.		14,296	—	661	881	—	15,838
SK Latin America Investment S.A.		11,961	—	1,355	622	—	13,938
SK South East Asia Investment Pte. Ltd.		357,537	—	(5,094)	21,630	—	374,073
Citadel Pacific Telecom Holdings, LLC(*1)		48,542	—	1,937	2,047	(3,965)	48,561
SM Culture & Contents Co., Ltd.		59,611	(653)	218	803	—	59,979
Nam Incheon Broadcasting Co., Ltd.(*1)		13,575	—	704	—	(136)	14,143
Home Choice Corp.		4,456	—	(1,335)	—	—	3,121
Konan Technology Inc.		8,366	—	(2,388)	—	—	5,978
CMES Inc.		900	—	—	—	—	900
12CM JAPAN and others(*1,2)		69,734	13,590	3,253	(2,171)	(111)	84,295

		1,883,579	12,937	7,252	71,022	(7,112)	1,967,678
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		5,710	2,000	(161)	—	—	7,549

		5,710	2,000	(161)	—	—	7,549

	~~W~~	1,889,289	14,937	7,091	71,022	(7,112)	1,975,227

(*1)	Dividends received from the associates are deducted from the carrying amount for the nine-month period ended September 30, 2023.
(*2)

The acquisition for the nine-month period ended September 30, 2023 includes ~~W~~6,500 million of investment in Telecom Daean Evaluation Jun B Corporation Co., Ltd. (formerly, Telecom Daean Evaluation Co., Ltd. (tentative)), ~~W~~6,000 million of investment in KB ESG Fund of three telecommunications companies, ~~W~~215 million of investment in KDX Korea Data Exchange, ~~W~~95 million of investment in SK VENTURE CAPITAL, LLC, ~~W~~260 million of investment in WALDEN SKT VENTURE FUND and ~~W~~520 million of investment in Covet Co., Ltd.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

10.	Investments in Associates and Joint Ventures, Continued

(6)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. Details of cumulative unrecognized equity method losses as of September 30, 2024 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	For the nine-month period ended September 30, 2024		Cumulative loss	For the nine-month period ended September 30, 2024	Cumulative loss
Invites Genomics Co., Ltd.	~~W~~	12,111	19,956	(135)	1,044
Daehan Kanggun BcN Co., Ltd. and others		—	5,187	—	(124)

	~~W~~	12,111	25,143	(135)	920

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

11.	Property and Equipment

Changes in property and equipment for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	1,248,200	11	(322)	18,714	—	1,266,603
Buildings		773,392	1,045	(272)	42,122	(42,344)	773,943
Structures		234,879	1,129	(78)	5,989	(29,276)	212,643
Machinery		7,890,654	266,842	(2,958)	1,026,239	(1,701,797)	7,478,980
Other		485,157	270,213	(11,277)	(293,198)	(63,723)	387,172
Right-of-use assets		1,611,951	246,155	(45,963)	(21,702)	(299,457)	1,490,984
Construction in progress		761,963	638,608	(1,316)	(892,615)	—	506,640

	~~W~~	13,006,196	1,424,003	(62,186)	(114,451)	(2,136,597)	12,116,965

(In millions of won)
	For the nine-month period ended September 30, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	1,005,857	3	(388)	234,790	—	1,240,262
Buildings		785,225	248	(140)	35,879	(40,480)	780,732
Structures		265,656	493	(189)	4,479	(28,974)	241,465
Machinery		7,912,900	283,344	(3,123)	1,224,722	(1,725,669)	7,692,174
Other		497,394	344,405	(502)	(346,203)	(67,654)	427,440
Right-of-use assets		1,786,129	267,181	(61,014)	(21,400)	(307,118)	1,663,778
Construction in progress		1,069,331	843,177	(27)	(1,302,641)	—	609,840

	~~W~~	13,322,492	1,738,851	(65,383)	(170,374)	(2,169,895)	12,655,691

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

12.	Investment Property

(1)	Changes in investment property for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2024
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	14,199	(1,278)	—	12,921
Buildings		10,242	(194)	(651)	9,397
Right-of-use assets		10,371	134	(1,191)	9,314

	~~W~~	34,812	(1,338)	(1,842)	31,632

(In millions of won)
	For the nine-month period ended September 30, 2023
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	6,115	8,128	—	14,243
Buildings		6,884	4,612	(1,188)	10,308
Right-of-use assets		12,138	473	(1,565)	11,046

	~~W~~	25,137	13,213	(2,753)	35,597

(2)	The Group recognized lease income of ~~W~~4,743 million and ~~W~~4,727 million from investment property for the nine-month periods ended September 30, 2024 and 2023, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

13.	Leases

(1)	Details of the right-of-use assets as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	September 30, 2024		December 31, 2023
Right-of-use assets:
Land, buildings and structures	~~W~~	1,258,584	1,376,721
Others		232,400	235,230

	~~W~~	1,490,984	1,611,951

(2)	Details of amounts recognized in the interim consolidated statements of income for the nine-month periods ended September 30, 2024 and 2023 as a lessee are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2024		September 30, 2023
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	250,843	259,949
Others(*)		48,614	47,169

		299,457	307,118

Interest expense on lease liabilities	~~W~~	34,364	34,925

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets that the Group recognized are immaterial.

(3)	The total cash outflows due to lease payments for the nine-month periods ended September 30, 2024 and 2023 amounted to ~~W~~344,967 million and ~~W~~343,541 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

14.	Intangible Assets

(1)	Changes in intangible assets for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Ending balance
Frequency usage rights	~~W~~	1,606,606	—	—	—	(353,295)	—	1,253,311
Land usage rights		587	70	(5)	—	(291)	—	361
Industrial rights		46,154	4,814	(240)	—	(3,690)	—	47,038
Development costs		49	—	—	—	(17)	—	32
Facility usage rights		14,313	1,050	(1)	496	(2,330)	—	13,528
Customer relations		273,150	—	—	—	(20,273)	—	252,877
Club memberships(*1)		97,186	3,596	(6,735)	—	—	—	94,047
Other(*2)		823,092	23,899	(1,483)	94,703	(253,551)	(2)	686,658

	~~W~~	2,861,137	33,429	(8,464)	95,199	(633,447)	(2)	2,347,852

(In millions of won)
	For the nine-month period ended September 30, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Ending balance
Frequency usage rights	~~W~~	2,082,432	—	—	—	(358,061)	—	1,724,371
Land usage rights		1,224	100	—	—	(678)	—	646
Industrial rights		51,792	4,397	—	—	(3,396)	—	52,793
Development costs		284	—	—	—	(222)	(1)	61
Facility usage rights		14,997	1,266	(11)	1,065	(2,710)	—	14,607
Customer relations		300,181	—	—	—	(20,273)	—	279,908
Club memberships(*1)		91,971	4,428	(663)	65	—	—	95,801
Other(*2)		782,029	28,830	(1,286)	134,853	(252,393)	(511)	691,522

	~~W~~	3,324,910	39,021	(1,960)	135,983	(637,733)	(512)	2,859,709

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

14.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of September 30, 2024 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	76,852	LTE service	Jul. 2021	Jun. 2026
1.8 GHz license		229,197	LTE service	Dec. 2021	Dec. 2026
2.6 GHz license		273,185	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		172,253	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5 GHz license		501,824	5G service	Apr. 2019	Nov. 2028

	~~W~~	1,253,311

15.	Borrowings and Debentures

(1)	Short-term borrowings as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	September 30, 2024		December 31, 2023
KB SECURITIES CO.,LTD.	3.64	Oct. 10, 2024	~~W~~	100,000	—

(2)	Changes in long-term borrowings for the nine-month period ended September 30, 2024 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	402,500
Non-current					315,578

As of January 1, 2024					718,078

Repayments of long-term borrowings:
	Credit Agricole CIB	3.30	Apr. 29, 2024		(50,000)
	Mizuho Bank, Ltd.	1.35	May. 20, 2024		(100,000)
	DBS Bank Ltd.	1.32	May. 28, 2024		(200,000)
	Nonghyup Bank(*1,2)	MOR + 1.36	Nov. 17, 2024		(30,000)
	Korea Development Bank(*3)	1.87	Feb. 10, 2026		(9,375)

					(389,375)

Other changes(*4)					20
Current(*5)					272,473
Non-current(*5)					56,250

As of September 30, 2024				~~W~~	328,723

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

15.	Borrowings and Debentures, Continued

(2)	Changes in long-term borrowings for the nine-month period ended September 30, 2024 are as follows, Continued:

(*1)	6M MOR rates are 3.40% and 3.85% as of September 30, 2024 and December 31, 2023, respectively.
(*2)	The long-term borrowings are to be repaid by installments on quarterly basis during 2024.
(*3)	The long-term borrowings are to be repaid by installments on an annual basis from 2022 to 2026.
(*4)	Other changes include the effects on changes in present value discount for the nine-month period ended September 30, 2024.
(*5)	~~W~~259,375 million were reclassified from non-current to current for the nine-month period ended September 30, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

15.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the nine-month period ended September 30, 2024 are as follows:

(In millions of won)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	1,220,000	1,219,344
Non-current					7,131,291	7,106,299

As of January 1, 2024					8,351,291	8,325,643
Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	3.72	Feb. 22, 2027		180,000	179,233
Unsecured corporate bonds	Refinancing fund	3.73	Feb. 22, 2029		110,000	109,536
Unsecured corporate bonds	Refinancing fund	3.92	Feb. 22, 2034		110,000	109,535
Unsecured corporate bonds(*1)	Refinancing fund	3.89	Jan. 22, 2027		170,000	169,341
Unsecured corporate bonds(*1)	Refinancing fund	3.93	Jan. 22, 2029		60,000	59,760

					630,000	627,405

Debentures repaid:
Unsecured corporate bonds	Operating fund	2.09	Mar. 6, 2024		(120,000)	(120,000)
Unsecured corporate bonds	Refinancing fund	1.17	Jan. 15, 2024		(80,000)	(80,000)
Unsecured corporate bonds	Operating fund	3.64	May. 14, 2024		(150,000)	(150,000)
Unsecured corporate bonds	Operating and refinancing fund	1.49	Jul. 29, 2024		(60,000)	(60,000)
Unsecured corporate bonds(*1)	Refinancing fund	2.09	Mar. 26, 2024		(160,000)	(160,000)
Unsecured corporate bonds(*1)	Operating and refinancing fund	1.71	Sep. 24, 2024		(100,000)	(100,000)
Unsecured corporate bonds(*1)	Refinancing fund	1.69	Jul. 12, 2024		(100,000)	(100,000)

					(770,000)	(770,000)

Other changes(*2)					32,392	44,031
Current(*3)					2,209,963	2,212,194
Non-current(*3)					6,033,720	6,014,885

As of September 30, 2024				~~W~~	8,243,683	8,227,079

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Other changes include the effects on foreign currency translation of debentures and changes in discount on issuance of debentures for the nine-month period ended September 30, 2024.
(*3)	~~W~~1,761,792 million was reclassified from non-current to current for the nine-month period ended September 30, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

16.	Long-term Payables – other

(1)	As of September 30, 2024 and December 31, 2023, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 14):

(In millions of won)
	September 30, 2024		December 31, 2023
Long-term payables – other	~~W~~	921,075	1,290,225
Present value discount on long-term payables – other		(17,164)	(29,772)
Current portion of long-term payables – other		(366,161)	(367,770)

Carrying amount at period end	~~W~~	537,750	892,683

(2)

The sum of portions repaid among the principal of long-term payables – other for the nine-month periods ended September 30, 2024 and 2023 amounts to ~~W~~369,150 million and ~~W~~400,245 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of September 30, 2024 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	369,150
1~3 years		460,538
3~5 years		91,387

	~~W~~	921,075

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

17.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2024							As of September 30, 2024
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for restoration	~~W~~	120,024	4,445	(2,118)	(628)	3	121,726	41,823	79,903
Emission allowance		1,182	994	(130)	(2,024)	—	22	22	—
Other provisions		218	—	—	(218)	—	—	—	—

	~~W~~	121,424	5,439	(2,248)	(2,870)	3	121,748	41,845	79,903

(In millions of won)
	For the nine-month period ended September 30, 2023							As of September 30, 2023
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for restoration	~~W~~	115,089	6,899	(1,766)	(625)	7	119,604	36,518	83,086
Emission allowance		2,186	2,073	(635)	(2,508)	—	1,116	1,116	—
Other provisions		1,823	—	(1,105)	(7)	(26)	685	466	219

	~~W~~	119,098	8,972	(3,506)	(3,140)	(19)	121,405	38,100	83,305

18.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	September 30, 2024		December 31, 2023
Present value of defined benefit obligations	~~W~~	1,161,540	1,121,679
Fair value of plan assets		(1,277,100)	(1,292,416)

Defined benefit assets(*)		(128,213)	(170,737)

Defined benefit liabilities		12,653	—

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of the Group entities with defined benefit assets of other Group entities, defined benefit assets of the Group entities have been separately presented from defined benefit liabilities.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

18.	Defined Benefit Liabilities (Assets), Continued

(2)	Changes in present value of defined benefit obligations for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2024		September 30, 2023
Beginning balance	~~W~~	1,121,679	1,038,320
Current service cost		98,070	98,891
Interest cost		35,456	40,081
Remeasurement
- Demographic assumption		—	1,168
- Financial assumption		3,449	2,392
- Adjustment based on experience		(17,683)	(8,566)
Benefit paid		(90,685)	(66,839)
Others		11,254	6,905

Ending balance	~~W~~	1,161,540	1,112,352

(3)	Changes in fair value of plan assets for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2024		September 30, 2023
Beginning balance	~~W~~	1,292,416	1,214,007
Interest income		40,660	45,993
Remeasurement		2,583	700
Contributions		41,200	53,001
Benefit paid		(104,016)	(74,347)
Others		4,257	841

Ending balance	~~W~~	1,277,100	1,240,195

(4)	The total cost of defined benefit plan, which is recognized in profit or loss for the nine-month periods ended September 30, 2024 and 2023 is as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2024		September 30, 2023
Current service cost	~~W~~	98,070	98,891
Net interest income		(5,204)	(5,912)

	~~W~~	92,866	92,979

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

19.	Share Capital and Capital Surplus and Others

(1)

The Parent Company’s outstanding share capital consists of shares with a par value of ~~W~~100. The number of authorized, issued and outstanding common shares and details of share capital and capital surplus and others as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)
	September 30, 2024		December 31, 2023
Number of authorized shares		670,000,000	670,000,000
Number of issued shares		214,790,053	218,833,144
Share capital:
Common shares(*1)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares(*1)		(92,962)	(301,981)
Hybrid bonds(*2)		398,509	398,509
Share option(Note 20)		13,682	9,818
Others(*3)		(13,702,738)	(13,705,990)

	~~W~~	(11,612,509)	(11,828,644)

(*1)

The Parent Company retired 4,043,091 treasury shares with reduction of its unappropriated retained earnings, and accordingly, the Parent Company’s shares issued have decreased without a change in share capital for the nine-month period ended September 30, 2024. Also, in 2002 and 2003, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation, and as a result, the Parent Company’s issued shares have decreased without a change in share capital.

(*2)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Parent Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

(*3)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

19.	Share Capital and Capital Surplus and Others, Continued

(2)	There were no changes in share capital for the nine-month periods ended September 30, 2024 and 2023, and details of shares outstanding as of September 30, 2024 and 2023 are as follows:

(In shares)	September 30, 2024			September 30, 2023
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	214,790,053	1,903,711	212,886,342	218,833,144	2,420,246	216,412,898

(3)	Details of treasury shares as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)
	September 30, 2024		December 31, 2023
Number of shares(*)		1,903,711	6,133,414
Acquisition cost	~~W~~	92,962	301,981

(*)

The Parent Company distributed 503,612 treasury shares (acquisition cost: ~~W~~24,807 million) as bonus payment to its employees, resulting in a gain on disposal of treasury shares of ~~W~~181 million for the nine-month period ended September 30, 2024. Also, the Parent Company acquired 317,000 of its treasury shares for ~~W~~15,788 million for the purpose of increasing shareholders’ value through the stabilization of its stock price for the nine-month period ended September 30, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

20.	Share-based payment arrangement

20.1	Share-based payment arrangement of the Parent Company

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangements with cash alternatives

	Series
	5	6	7-1(*)	7-2

Grant date	March 26, 2020	March 25, 2021	March 25, 2022
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	376,313	83,148	98,425	109,704
Exercise price (in won)	38,452	50,276	56,860	56,860
Exercise period	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026	Mar. 26, 2025 ~ Mar. 25, 2029	Mar. 26, 2024 ~ Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	For the nine-month period ended September 30, 2024, 196,850 shares of stock options granted in the 7th-1 series were canceled.

For the nine-month period ended September 30, 2024, the entire amount of remaining stock options granted in the 4th series and some portions of stock options granted in the 3rd and 6th series were exercised, and the entire amount of remaining stock options granted in the 1st-3 and 3rd series was fully forfeited.

2)	Cash-settled share-based payment arrangement

Granted in 2022
Share appreciation rights of SK Telecom Co., Ltd.
Grant date	January 1, 2022
Grant method	Cash settlement
Number of shares (in share)	338,525
Exercise price (in won)	56,860
Exercise period	Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date

The entire amount of remaining share appreciation rights for shares of SK Telecom Co., Ltd. and SK Square Co., Ltd. granted in 2021 was fully exercised for the nine-month period ended September 30, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

20.	Share-based payment arrangement, Continued

20.1	Share-based payment arrangement of the Parent Company, Continued:

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

3)	Equity-settled share-based payment arrangement

The Parent Company newly established Performance Share Units (“PSU”) for executives of the Parent Company and major subsidiaries as part of the compensation based on the growth of corporate value for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023, and the details are as follows:

PSU of SK Telecom Co., Ltd.
Grant date	March 28, 2023	March 26, 2024
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares
Number of shares(*)	Fluctuates according to the share price on the expiration date and the cumulative increase rate of KOSPI200
Reference share price (in won)	47,280	52,720
Reference index (KOSPI200)	315	362
Maturity (exercise date)	The day in which the annual general meeting of shareholders is held after 3 years from the grant date
Vesting conditions	Full service in the year in which the grant date is included

(*)

The initial amount granted is a total of ~~W~~10,813 million for 2023 and ~~W~~12,835 million for 2024, and the amount calculated according to the adjustment rate based on the share price on the expiration date and the cumulative increase rate of KOSPI200 will be paid in shares.

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the nine-month period ended September 30, 2024 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2023	~~W~~	157,750
For the nine-month period ended September 30, 2024		953
In subsequent periods		—

	~~W~~	158,703

The liabilities recognized by the Parent Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~7,840 million and ~~W~~5,530 million, respectively, which are included in accrued expenses as of September 30, 2024 and December 31, 2023.

As of September 30, 2024 and December 31, 2023, the carrying amounts of liabilities recognized by the Parent Company in relation to the cash-settled share-based payment arrangement are ~~W~~209 million and ~~W~~1,133 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

20.	Share-based payment arrangement, Continued

20.1	Share-based payment arrangement of the Parent Company, Continued:

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at remeasurement date, and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	5	6	7-1	7-2
Risk-free interest rate	2.83%	2.87%	2.91%	2.83%
Estimated option’s life	7 years	5 years	7 years	5 years
Share price on the remeasurement date	55,900	55,900	55,900	55,900
Expected volatility	15.80%	15.80%	15.80%	15.80%
Expected dividends yield	6.33%	6.33%	6.33%	6.33%
Exercise price	38,452	50,276	56,860	56,860
Per-share fair value of the option	17,448	6,219	3,980	3,330

(ii)	SK Square Co., Ltd.

(In won)	Series
	5	6
Risk-free interest rate	1.52%	1.55%
Estimated option’s life	7 years	5 years
Share price (Closing price on the preceding day)	34,900	49,800
Expected volatility	8.10%	25.70%
Expected dividends yield	5.70%	4.00%
Exercise price	38,452	50,276
Per-share fair value of the option	192	8,142

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

20.	Share-based payment arrangement, Continued

20.1	Share-based payment arrangement of the Parent Company, Continued:

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at remeasurement date, and the inputs used in the model are as follows:

2)	Cash-settled share-based payment arrangement

(In won)	Granted in 2022
Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	2.95%
Estimated option’s life	3.25 years
Share price on the remeasurement date	55,900
Expected volatility	15.80%
Expected dividends yield	6.33%
Exercise price	56,860
Per-share fair value of the option	1,599

3)	Equity-settled share-based payment arrangement

(In won)	Granted in 2023 PSU of SK Telecom Co., Ltd.	Granted in 2024 PSU of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%	3.30%
Estimated option’s life	3 years	3 years
Share price on the grant date	48,500	54,100
Expected volatility	18.67%	15.95%
Expected dividends yield	4.90%	5.40%
Per-share fair value of the option	27,525	29,200

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

20.	Share-based payment arrangement, Continued

20.2	Share-based payment arrangement by SAPEON Inc., a subsidiary of the Parent Company

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

	Series
	1-1	1-2	2
Grant date	February 28, 2023		November 13, 2023
Types of shares to be issued	Registered common shares of SAPEON Inc.
Grant method	Issuance of shares
Number of shares (in share)	1,500	24,700	6,150
Exercise price (in U.S. dollars)		100.0
Exercise period(*)	Jan. 4, 2024 ~ Jan. 4, 2032	Apr. 1, 2024 ~ Apr. 1, 2032	Feb. 1, 2025 ~ Feb. 1, 2033
Vesting conditions	2 years’ service from the commencement date, 50% 3 years’ service from the commencement date, 25% 4 years’ service from the commencement date, 25%

(*)	The exercise periods vary as vesting periods for each share-based payment arrangement are different. The exercise period was disclosed based on the vesting period with the highest number of grants.

(2)

Share compensation expenses for share-based payment arrangements for the nine-month period ended September 30, 2024 and the remaining share compensation expenses to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2023	~~W~~	2,555
For the nine-month period ended September 30, 2024		392
In subsequent periods		—

	~~W~~	2,947

(3)

SAPEON Inc., a subsidiary of the Parent Company, used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

(In U.S. dollars)	Series
	1-1	1-2	2
Risk-free interest rate	4.18%	4.16%	4.67%
Estimated option’s life	5.18 years	5.42 years	5.55 years
Underlying share price	107.8	107.8	118.1
Expected volatility	43.50%	43.00%	43.00%
Expected dividends yield	0.00%	0.00%	0.00%
Exercise price	100.0	100.0	100.0
Per-share fair value of the option	50.7	51.4	61.4

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

21.	Retained Earnings

Retained earnings as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	September 30, 2024		December 31, 2023
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,981,138	9,831,138
Reserve for technology development		4,715,300	4,565,300

		14,696,438	14,396,438
Unappropriated		8,202,145	8,381,223

	~~W~~	22,920,903	22,799,981

22.	Reserves

(1)	Details of reserves, net of taxes, as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	September 30, 2024		December 31, 2023
Valuation gain on FVOCI	~~W~~	160,588	176,208
Other comprehensive income of investments in associates and joint ventures		205,499	182,702
Valuation loss on derivatives		(1,777)	(1,488)
Foreign currency translation differences for foreign operations		39,626	29,794

	~~W~~	403,936	387,216

(2)	Changes in reserves for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Other comprehensive income of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance as of January 1, 2023	~~W~~	173,281	173,477	14,463	30,012	391,233
Changes, net of taxes		(121,796)	67,391	(11,228)	13,483	(52,150)
Balance as of September 30, 2023	~~W~~	51,485	240,868	3,235	43,495	339,083
Balance as of January 1, 2024	~~W~~	176,208	182,702	(1,488)	29,794	387,216
Changes, net of taxes		(15,620)	22,797	(289)	9,832	16,720

Balance as of September 30, 2024	~~W~~	160,588	205,499	(1,777)	39,626	403,936

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

23.	Other Operating Expenses

Details of other operating expenses for the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Communication	~~W~~	8,428	25,135	8,097	24,199
Utilities		147,357	407,858	143,427	374,644
Taxes and dues		4,419	37,357	(5,602)	25,316
Repair		103,512	320,805	105,938	311,568
Research and development		102,404	288,814	90,489	251,970
Training		7,715	21,233	10,553	27,201
Bad debt for accounts receivable – trade		9,130	33,658	8,307	27,965
Travel		3,925	14,566	4,812	15,764
Supplies and others		27,052	81,161	28,756	90,946

	~~W~~	413,942	1,230,587	394,777	1,149,573

24.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	3,065	11,245	3,835	15,477
Others		5,345	20,737	4,758	13,445

	~~W~~	8,410	31,982	8,593	28,922

Other Non-operating Expenses:
Loss on impairment of property and equipment and intangible assets	~~W~~	—	2	43	512
Loss on disposal of property and equipment and intangible assets		4,497	8,721	1,860	4,869
Donations		1,594	9,898	1,796	12,462
Bad debt for accounts receivable – other		583	2,913	2,127	4,788
Others		1,131	1,667	1,548	4,647

	~~W~~	7,805	23,201	7,374	27,278

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

25.	Finance Income and Costs

(1)	Details of finance income and costs for the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Income:
Interest income	~~W~~	20,382	59,835	16,411	48,679
Dividends		5,294	27,982	5,178	35,440
Gain on foreign currency transactions		4,525	14,822	3,732	14,436
Gain on foreign currency translations		(2,316)	1,791	1,702	3,069
Gain relating to financial instruments at FVTPL		991	19,236	(7,004)	82,450

	~~W~~	28,876	123,666	20,019	184,074

(In millions of won)	2024			2023
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Costs:
Interest expenses	~~W~~	97,470	301,584	97,600	286,516
Loss on sale of accounts receivable – other		7,382	28,426	14,101	48,595
Loss on foreign currency transactions		7,110	14,467	3,549	16,879
Loss on foreign currency translations		(40)	2,860	667	1,949
Loss relating to financial instruments at FVTPL		95,353	95,419	3	23,581

	~~W~~	207,275	442,756	115,920	377,520

(2)	Details of interest income included in finance income for the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest income on cash equivalents and financial instruments	~~W~~	13,602	39,878	8,883	26,402
Interest income on loans and others		6,780	19,957	7,528	22,277

	~~W~~	20,382	59,835	16,411	48,679

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

25.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest expense on borrowings	~~W~~	7,072	24,029	8,483	22,954
Interest expense on debentures		67,848	206,077	61,514	179,261
Others		22,550	71,478	27,603	84,301

	~~W~~	97,470	301,584	97,600	286,516

(4)	Details of impairment losses for financial assets for the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Accounts receivable – trade	~~W~~	9,130	33,658	8,307	27,965
Other receivables		583	2,913	2127	4,788

	~~W~~	9,713	36,571	10,434	32,753

26.	Income Tax Expense

The income tax expense was calculated by considering current tax expense, adjusted for changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences and income tax expense that relates to items recognized outside profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

27.	Earnings per Share

Earnings per share is calculated to profit attributable to owners of the Parent Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

1)	Basic earnings per share for the three and nine-month periods ended September 30, 2024 and 2023 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2024			2023
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	268,905	959,297	297,923	917,612
Interest on hybrid bonds		(4,950)	(14,850)	(4,950)	(12,333)

Profit attributable to owners of the Parent Company on common shares		263,955	944,447	292,973	905,279
Weighted average number of common shares outstanding		212,886,342	212,835,311	217,694,070	218,138,543

Basic earnings per share (in won)	~~W~~	1,240	4,437	1,346	4,150

2)	The weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2024 and 2023 are calculated as follows:

(In shares)	Number of common shares	Weighted average number of common shares
		Three-month period ended September 30	Nine-month period ended September 30
Issued shares as of January 1, 2024	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2024	(6,133,414)	(6,133,414)	(6,133,414)
Acquisition of treasury shares	(317,000)	(317,000)	(314,748)
Disposal of treasury shares	503,612	503,612	450,329

	212,886,342	212,886,342	212,835,311

(In shares)	Number of common shares	Weighted average number of common shares
		Three-month period ended September 30	Nine-month period ended September 30
Issued shares as of January 1, 2023	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2023	(801,091)	(801,091)	(801,091)
Acquisition of treasury shares	(2,060,242)	(779,070)	(262,544)
Disposal of treasury shares	441,087	441,087	369,034

	216,412,898	217,694,070	218,138,543

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

27.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three and nine-month periods ended September 30, 2024 and 2023 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2024			2023
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit attributable to owners of the Parent Company on common shares	~~W~~	263,955	944,447	292,973	905,279
Adjusted weighted average number of common shares outstanding		213,479,404	213,414,191	217,764,355	218,210,241

Diluted earnings per share (in won)	~~W~~	1,236	4,425	1,345	4,149

2)	The adjusted weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2024 and 2023 are calculated as follows:

(In shares)
	2024		2023
	Three-month period ended September 30	Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Outstanding shares as of January 1	212,699,730	212,699,730	218,032,053	218,032,053
Effect of treasury shares	186,612	135,581	(337,983)	106,490
Effect of share option	593,062	578,880	70,285	71,698

Adjusted weighted average number of common shares outstanding	213,479,404	213,414,191	217,764,355	218,210,241

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

28.	Categories of Financial Instruments

(1)	Financial assets by category as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	September 30, 2024
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	506,089	—	1,460,244	—	1,966,333
Financial instruments		35,988	—	235,071	—	271,059
Long-term investment securities(*)		141,868	1,456,323	—	—	1,598,191
Accounts receivable – trade		—	—	2,146,543	—	2,146,543
Loans and other receivables		364,933	—	776,996	—	1,141,929
Derivative financial assets		31,835	—	—	131,905	163,740

	~~W~~	1,080,713	1,456,323	4,618,854	131,905	7,287,795

(*)	The Group designated ~~W~~1,456,323 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2023
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	313,340	—	1,141,638	—	1,454,978
Financial instruments		62,364	—	232,945	—	295,309
Long-term investment securities(*)		280,650	1,398,734	—	—	1,679,384
Accounts receivable – trade		—	—	1,990,849	—	1,990,849
Loans and other receivables		273,945	—	781,157	—	1,055,102
Derivative financial assets		32,324	—	—	116,210	148,534

	~~W~~	962,623	1,398,734	4,146,589	116,210	6,624,156

(*)	The Group designated ~~W~~1,398,734 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

28.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Accounts payable – trade	~~W~~	—	165,485	165,485
Derivative financial liabilities		391,265	—	391,265
Borrowings		—	428,723	428,723
Debentures		—	8,227,079	8,227,079
Lease liabilities(*)		—	1,507,763	1,507,763
Accounts payable - other and others		—	3,715,187	3,715,187

	~~W~~	391,265	14,044,237	14,435,502

(In millions of won)	December 31, 2023
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	139,876	—	139,876
Derivative financial liabilities		295,876	—	9,212	305,088
Borrowings		—	718,078	—	718,078
Debentures		—	8,325,643	—	8,325,643
Lease liabilities(*)		—	1,611,433	—	1,611,433
Accounts payable - other and others		—	4,539,838	—	4,539,838

	~~W~~	295,876	15,334,868	9,212	15,639,956

(*)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

29.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and price fluctuations. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – trade and other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Group incurs exchange position due to revenues and expenses from its global operations. Major foreign currencies where currency risk exists are USD, EUR and others. The Group determines its currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk on each Group entity basis. The Group regularly evaluates, manages and reports foreign exchange exposure risk through the management systems to receivables and payables denominated in foreign currencies. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each group entity.

Monetary assets and liabilities denominated in foreign currencies as of September 30, 2024 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	98,015	~~W~~	129,341	1,032,246	~~W~~	1,362,152
EUR	11,716		17,271	58		85
Others	—		188	—		1

		~~W~~	146,800		~~W~~	1,362,238

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign debentures and borrowings.

As of September 30, 2024, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s profit before income tax and equity as follows:

(In millions of won)
	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	~~W~~	7,997	(7,997)	~~W~~	7,997	(7,997)
EUR		1,718	(1,718)		1,718	(1,718)
Others		19	(19)		19	(19)

	~~W~~	9,734	(9,734)	~~W~~	9,734	(9,734)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Group arises from borrowings, debentures and long-term payables – other. Since the Group’s interest-bearing assets are mostly fixed interest-bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of September 30, 2024, floating-rate borrowings and debentures amount to ~~W~~60,000 million and ~~W~~395,880 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures. Therefore, profit before income tax for the nine-month period ended September 30, 2024 would not have been affected by the changes in interest rates of floating-rate debentures.

If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income tax and equity for the nine-month period ended September 30, 2024 would change by ~~W~~450 million in relation to the floating-rate borrowings which have not entered into interest rate swaps.

As of September 30, 2024, the floating-rate long-term payables – other are ~~W~~921,075 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income tax and equity for the nine-month period ended September 30, 2024, would change by ~~W~~6,908 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

(iii)	Price fluctuations risk

As of September 30, 2024, the Group holds equity instruments in an active trading market and is exposed to price fluctuation risk accordingly. Assuming all other variables remain constant, the impact of changes in per-share stock price of the equity securities on profit before income tax and equity for the nine-month period ended September 30, 2024 is as follows.

(In millions of won)
Profit before income tax			Equity
If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
~~W~~	—	—	~~W~~	75,035	(75,035)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of September 30, 2024 and December 31, 2023 is as follows:

(In millions of won)
	September 30, 2024		December 31, 2023
Cash and cash equivalents	~~W~~	1,966,093	1,454,773
Financial instruments		271,059	295,309
Accounts receivable – trade		2,146,543	1,990,849
Contract assets		137,662	129,771
Loans and other receivables		1,141,929	1,055,102
Derivative financial assets		163,740	148,534

	~~W~~	5,827,026	5,074,338

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes a loss allowance in respect of accounts receivable – trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of September 30, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued
3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of September 30, 2024 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable – trade	~~W~~	165,485	165,485	165,485	—	—
Borrowings(*)		428,723	437,246	380,343	56,903	—
Debentures(*)		8,227,079	9,317,953	2,480,276	4,675,754	2,161,923
Lease liabilities		1,507,763	1,766,953	396,166	940,027	430,760
Accounts payable – other and others(*)		3,715,187	3,776,730	3,196,029	580,651	50

	~~W~~	14,044,237	15,464,367	6,618,299	6,253,335	2,592,733

(*)	The contractual cash flow is amount that includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.

As of September 30, 2024, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years
Assets	~~W~~	131,905	138,120	54,329	83,791

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

29.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2023.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the consolidated financial statements.

The Group’s debt-equity ratios as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	September 30, 2024		December 31, 2023
Total liabilities	~~W~~	16,911,366	17,890,828
Total equity		12,561,404	12,228,399

Debt-equity ratios		134.63%	146.31%

(3)	Fair value

1) The fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2024 are as follows:

(In millions of won)	September 30, 2024
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,080,713	—	907,010	173,703	1,080,713
Derivative hedging instruments		131,905	—	131,905	—	131,905
FVOCI		1,456,323	1,003,799	—	452,524	1,456,323

	~~W~~	2,668,941	1,003,799	1,038,915	626,227	2,668,941

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	391,265	—	95,389	295,876	391,265

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	428,723	—	429,277	—	429,277
Debentures		8,227,079	—	8,277,008	—	8,277,008
Long-term payables – other		903,911	—	924,199	—	924,199

	~~W~~	9,559,713	—	9,630,484	—	9,630,484

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

2) The fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2023 are as follows:

(In millions of won)	December 31, 2023
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	962,623	—	649,649	312,974	962,623
Derivative hedging instruments		116,210	—	116,210	—	116,210
FVOCI		1,398,734	1,135,832	—	262,902	1,398,734

	~~W~~	2,477,567	1,135,832	765,859	575,876	2,477,567

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	295,876	—	—	295,876	295,876
Derivative hedging instruments		9,212	—	9,212	—	9,212

	~~W~~	305,088	—	9,212	295,876	305,088

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	718,078	—	695,320	—	695,320
Debentures		8,325,643	—	8,052,193	—	8,052,193
Long-term payables – other		1,260,453	—	1,294,977	—	1,294,977

	~~W~~	10,304,174	—	10,042,490	—	10,042,490

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

The fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, risk premium and the volatility of stock price, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of September 30, 2024 are as follows:

Interest rate
Derivative instruments	2.21% ~ 6.25%
Borrowings and debentures	3.32% ~ 18.12%
Long-term payables – other	3.27% ~ 3.33%

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)

There have been no transfers between Level 1 and Level 2 for the nine-month period ended September 30, 2024. The changes in financial assets and liabilities classified as Level 3 for the nine-month period ended September 30, 2024 are as follows:

(In millions of won)
	Balance as of January 1, 2024		Gain	OCI	Acquisition	Disposal	Transfer	Balance as of September 30, 2024
Financial assets
FVTPL	~~W~~	312,974	16,546	1,058	3,895	(3,242)	(157,528)	173,703
FVOCI		262,902	—	2,839	41,794	(3,565)	148,554	452,524

	~~W~~	575,876	16,546	3,897	45,689	(6,807)	(8,974)	626,227

Financial liabilities
FVTPL	~~W~~	(295,876)	—	—	—	—	—	(295,876)

(4)	Enforceable master netting agreement or similar agreement

The carrying amounts of financial instruments recognized of which offset agreements are applicable as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the interim consolidated statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	207,214	(189,332)	17,882
Financial liabilities:
Accounts payable – other and others	~~W~~	193,334	(189,332)	4,002

(In millions of won)	December 31, 2023
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	194,374	(183,520)	10,854
Financial liabilities:
Accounts payable – other and others	~~W~~	190,630	(183,520)	7,110

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

30.	Transactions with Related Parties

(1)	List of the Group’s related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 43 others
Others	The Ultimate controlling entity’s subsidiaries and associates and others

For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors of the Parent Company who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensations given to such key management for the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Salaries	~~W~~	768	4,906	602	3,532
Defined benefits plan expenses		204	1,159	158	846
Share option		1,169	882	933	1,596

	~~W~~	2,141	6,947	1,693	5,974

Compensations for the key management include salaries, non-monetary salaries, and defined benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

30.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)
		For the period ended September 30, 2024
		Operating revenue and others			Operating expenses and others(*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate controlling entity	SK Inc.(*2)	~~W~~	4,714	13,908	157,323	486,441	28,759	44,034

Associates	F&U Credit information Co., Ltd.		863	2,427	12,131	36,774	—	203
	Daehan Kanggun BcN Co., Ltd.		3,565	9,227	—	—	—	—
	Others(*3)		1,270	8,033	2,406	9,742	—	—

			5,698	19,687	14,537	46,516	—	203

Others	SK Innovation Co., Ltd.		4,520	12,170	4,988	12,656	—	—
	SK Energy Co., Ltd.		713	2,401	(20)	166	—	—
	SK Geo Centric Co., Ltd.		177	584	1	2	—	—
	SK Networks Co., Ltd.(*4)		1,216	4,106	293,767	740,061	—	—
	SK Networks Service Co., Ltd.		1,281	3,884	17,457	49,296	1,205	1,983
	SK Ecoplant Co., Ltd.		775	1,863	—	—	—	—
	SK hynix Inc.		13,926	36,465	39	189	—	—
	SK Shieldus Co., Ltd.		16,583	45,950	37,026	112,787	2,327	5,388
	Content Wavve Corp.		3,992	9,151	22,903	63,245	—	—
	Eleven Street Co., Ltd.		17,065	51,403	8,198	22,565	—	—
	SK Planet Co., Ltd.		4,818	12,039	21,996	62,296	719	9,355
	SK RENT A CAR Co., Ltd.(*5)		2,069	8,336	3,607	14,462	—	169
	SK Magic Co., Ltd.		358	1,162	144	484	—	—
	Tmap Mobility Co., Ltd.		5,802	18,419	1,525	4,748	—	—
	One Store Co., Ltd.		3,357	11,629	428	1,175	—	—
	Dreamus Company		1,389	4,175	16,620	49,980	265	265
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		21	67	13,807	39,741	9,275	17,583
	Happy Narae Co., Ltd.		361	975	3,630	9,977	20,777	44,899
	Others		11,399	35,146	4,491	14,175	678	17,400

			89,822	259,925	450,607	1,198,005	35,246	97,042

		~~W~~	100,234	293,520	622,467	1,730,962	64,005	141,279

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~177,961 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~5,780 million of dividends received which was deducted from the investment in associates.
(*4)	Operating expenses and others include costs for handset purchases amounting to ~~W~~702,398 million.
(*5)	SK RENT A CAR Co., Ltd. was excluded from the related parties for the nine-month period ended September 30, 2024, and the transactions above occurred before the related party relationship terminated.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

30.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and nine-month periods ended September 30, 2024 and 2023 are as follows, Continued:

(In millions of won)
		For the period ended September 30, 2023
		Operating revenue and others			Operating expenses and others(*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate controlling entity	SK Inc.(*2)	~~W~~	4,967	15,746	156,689	468,074	13,509	29,067

Associates	F&U Credit information Co., Ltd.		757	2,274	10,945	37,583	352	352
	SK AMERICAS Inc. (Formerly, SK USA, Inc.)		—	—	2,916	6,580	—	—
	Daehan Kanggun BcN Co., Ltd.		2,649	7,770	—	—	—	—
	Others(*3)		—	6,865	5,726	5,801	—	750

			3,406	16,909	19,587	49,964	352	1,102

Others	SK Innovation Co., Ltd.		9,831	23,933	4,737	13,679	—	—
	SK Energy Co., Ltd.		850	2,670	16	266	—	—
	SK Geo Centric Co., Ltd.		142	511	1	1	—	—
	SK Networks Co., Ltd.(*4)		1,620	3,477	228,466	668,352	1	1
	SK Networks Service Co., Ltd.		1,305	4,053	16,988	51,361	1,136	4,947
	SK Ecoplant Co., Ltd.		584	1,811	—	—	—	—
	SK hynix Inc.		13,811	41,489	35	88	—	—
	SK Shieldus Co., Ltd.		16,520	45,777	33,845	117,490	7,221	11,157
	Content Wavve Corp.		3,523	10,934	21,937	62,971	—	176
	Eleven Street Co., Ltd.		13,385	42,922	9,847	22,594	—	—
	SK Planet Co., Ltd.		4,315	13,904	20,868	65,200	1,538	5,673
	SK RENT A CAR Co., Ltd.		3,267	10,654	5,174	15,061	—	—
	SK Magic Co., Ltd.		386	1,169	281	857	—	—
	Tmap Mobility Co., Ltd.		5,661	17,029	2,396	7,605	—	—
	One Store Co., Ltd.		3,985	12,152	1	7	—	—
	Dreamus Company		1,486	4,842	18,487	59,333	—	—
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		64	143	13,370	36,014	9,427	20,041
	Happy Narae Co., Ltd.		308	1,099	2,313	7,831	22,487	49,512
	Others		10,908	36,384	5,779	16,048	4,926	6,401

			91,951	274,953	384,541	1,144,758	46,736	97,908

		~~W~~	100,324	307,608	560,817	1,662,796	60,597	128,077

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~163,514 million of dividends paid by the Parent Company.
(*3)

Operating revenue and others include ~~W~~2,165 million of dividends received from Korea IT Fund, ~~W~~3,965 million of dividends received from Citadel Pacific Telecom Holdings, LLC and ~~W~~735 million of dividends received from UNISK(Beijing) Information Technology Co., Ltd.

(*4)	Operating expenses and others include costs for handset purchases amounting to ~~W~~627,598 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

30.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)		September 30, 2024
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	1,117	62,961
Associates	F&U Credit information Co., Ltd.		—	15	5,039
	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	6,742	—
	Others		—	4,702	914

			22,147	11,459	5,953

Others	SK Innovation Co., Ltd.		—	4,508	27,551
	SK Networks Co., Ltd.		—	1,345	183,502
	Mintit Co., Ltd.		—	5,274	—
	SK hynix Inc.		—	10,914	145
	Happy Narae Co., Ltd.		—	31	2,671
	SK Shieldus Co., Ltd.		—	13,041	21,852
	Content Wavve Corp.		—	1,618	4
	Incross Co., Ltd.		—	1,863	5,136
	Eleven Street Co., Ltd.		—	17,892	8,181
	SK Planet Co., Ltd.		—	2,389	13,766
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	6,615
	Others		—	13,249	17,368

			—	72,124	286,791

		~~W~~	22,147	84,700	355,705

(*1)	As of September 30, 2024, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

30.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of September 30, 2024 and December 31, 2023 are as follows, Continued:

(In millions of won)		December 31, 2023
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	1,535	106,546
Associates	F&U Credit information Co., Ltd.		—	325	4,417
	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	4,701	—
	Others		—	3,910	3,476

			22,147	8,936	7,893

Others	SK Innovation Co., Ltd.		—	8,697	28,646
	SK Networks Co., Ltd.		—	120	156,316
	Mintit Co., Ltd.		—	17,036	—
	SK hynix Inc.		—	8,022	2,251
	Happy Narae Co., Ltd.		—	101	5,686
	SK Shieldus Co., Ltd.		—	12,723	14,784
	Content Wavve Corp.		—	1,476	2
	Incross Co., Ltd.		—	2,239	943
	Eleven Street Co., Ltd.		—	6,138	6,103
	SK Planet Co., Ltd.		—	9,981	18,833
	SK RENT A CAR Co., Ltd.		—	866	33,365
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	1	10,764
	Others(*2)		—	15,082	30,184

			—	82,482	307,877

		~~W~~	22,147	92,953	422,316

(*1)	As of December 31, 2023, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.
(*2)

During the year ended December 31, 2022, SK Telecom Innovation Fund, L.P., a subsidiary of the Parent Company, entered into a convertible loan agreement for USD 13,000,000 with id Quantique SA, classified as an other related party. SK Telecom Innovation Fund, L.P. acquired shares of id Quantique SA amounting to USD 26,731,250, including common shares converted from the entire balance of loan for the year ended December 31, 2023.

(5)

The Group has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of specified real estates owned by the Group. Whereby, the negotiation period is within three to five years from June 30, 2021 when the agreement was signed, and the negotiation period of real estates on maturity was extended for three years as of June 30, 2024. In addition, the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

(6)	Details of additional investments and disposal of associates and joint ventures for the nine-month period ended September 30, 2024 are as presented in Note 10.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

31.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~1,098 million as of September 30, 2024.

(2)	Legal claims and litigations

As of September 30, 2024, the Group is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigations will have a material impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Accounts receivable from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~388,986 million and ~~W~~291,747 million as of September 30, 2024 and December 31, 2023, respectively, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(4)	Obligation relating to spin-off

The Parent Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Parent Company has obligation to jointly and severally reimburse the Parent Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

31.	Commitments and Contingencies, Continued

(5)	Commitment of the acquisition and disposal of shares

The Board of Directors of the Parent Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc.(“HFG”) at the Board of Directors’ meeting held on July 22, 2022. In accordance with the resolution, as of July 27, 2022, the Parent Company disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for ~~W~~330,032 million and ~~W~~5,733 million, respectively. Through the agreement with HFG, the Parent Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~330,032 million in a specific money trust, and the Parent Company completed the acquisition of the shares for the year ended December 31, 2022. As a part of the aforementioned transaction, as of July 27, 2022, the Parent Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for ~~W~~31,563 million, and HanaCard Co., Ltd. is obligated to acquire the Parent Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~68,437 million in a specific money trust, and completed the acquisition of the shares for the year ended December 31, 2022. The Parent Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired under the aforementioned transaction until March 31, 2025.

(6)

According to the covenant for bond issuance and borrowings, the Group is required to maintain specific financial ratios such as the debt ratio at certain levels. The funds obtained must be used for specified purposes only, and regular reporting to lenders is mandated. Additionally, the contracts include clauses that restrict both provision of additional collateral of assets held by the Group and disposal of certain assets.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

32.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2024		September 30, 2023
Interest income	~~W~~	(59,835)	(48,679)
Dividends		(27,982)	(35,440)
Gain on foreign currency translations		(1,791)	(3,069)
Gain relating to investments in associates and joint ventures, net		(24,685)	(6,437)
Gain on disposal of property and equipment and intangible assets		(11,245)	(15,477)
Gain relating to financial instruments at FVTPL		(19,236)	(82,450)
Interest expenses		301,584	286,516
Loss on foreign currency translations		2,860	1,949
Loss on sale of accounts receivable – other		28,426	48,595
Income tax expense		291,346	312,289
Expense related to defined benefit plan		92,866	92,979
Share option		5,460	2,828
Bonus paid by treasury shares		24,988	20,420
Depreciation and amortization		2,771,886	2,810,381
Bad debt for accounts receivable – trade		33,658	27,965
Loss on impairment of property and equipment and intangible assets		2	512
Loss on disposal of property and equipment and intangible assets		8,721	4,869
Bad debt for accounts receivable – other		2,913	4,788
Loss relating to financial instruments at FVTPL		95,419	23,581
Other income (expenses)		(3,183)	(4,294)

	~~W~~	3,512,172	3,441,826

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

32.	Statements of Cash Flows, Continued
(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2024		September 30, 2023
Accounts receivable – trade	~~W~~	(189,225)	(182,814)
Accounts receivable – other		(40,419)	32,272
Advanced payments		(17,757)	17,040
Prepaid expenses		(35,026)	(23,999)
Inventories		(43,607)	(24,717)
Long-term accounts receivable – other		(43,303)	44,933
Contract assets		(7,891)	(46)
Guarantee deposits		2,780	(5,385)
Accounts payable – trade		25,357	37,645
Accounts payable – other		(160,901)	(199,008)
Withholdings		235,215	123,890
Contract liabilities		14,494	(11,666)
Deposits received		438	(1,841)
Accrued expenses		71,138	3,417
Provisions		(23)	(318)
Long-term provisions		(246)	(1,057)
Plan assets		62,816	21,346
Retirement benefits payment		(90,685)	(66,839)
Others		(2,808)	(1,771)

	~~W~~	(219,653)	(238,918)

(3)	Material non-cash transactions for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2024		September 30, 2023
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(408,442)	(584,055)
Increase of right-of-use assets		246,155	267,181
Transfer from property and equipment to investment property		(1,338)	13,213

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

33. Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of September 30, 2024 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,385,433	1,602,751	1,740,261	1,463,875	1,503,983	7,696,303

(*)	Changes in quantity, due to additional allocation, cancellation of allocation and others, are considered.

(2)	Changes in emissions rights quantities the Group held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in the nine-month period ended September 30, 2024	Total
Beginning	—	306,575	414,356	720,931
Allocation at no cost	1,602,751	1,736,917	1,463,875	4,803,543
Purchase	213,609	(56,265)	28,053	185,397
Surrender or shall be surrendered	(1,515,595)	(1,572,871)	(1,707,235)	(4,795,701)
Borrowed	5,810	—	—	5,810

Ending	306,575	414,356	199,049	919,980

(3)	As of September 30, 2024, the estimated annual greenhouse gas emissions quantities of the Group are 1,707,235 tCO2-eQ.

34.	Non-current Assets Held for Sale

Non-current assets held for sale as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
		September 30, 2024		December 31, 2023
Investments in associates	Daekyo Wipoongdangdang Contents Korea Fund	~~W~~	746	746
Long-term investment securities	Digital Content Korea Fund		3,395	3,395
	Central Fusion Content Fund		884	884
	P&I Cultural Innovation Fund		817	1,892
Inventories	—		—	505
Prepaid expenses	—		—	1,489
Property and equipment	—		—	1,604

		~~W~~	5,842	10,515

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

35.	Subsequent Events

(1)	The Board of Directors of the Parent Company resolved to pay interim dividends at the Board of Directors’ meeting held on October 24, 2024, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~176,696 million)
Dividend rate	1.44%
Record date	September 30, 2024
Date of distribution	Pursuant to Article 165-12 (3) of Capital Market and Financial Investment Business Act, the Parent Company shall distribute dividends no later than November 13, 2024.

(2)

The Board of Directors of the Parent Company resolved the acquisition of certain shares of SK Broadband Co., Ltd. (24.76%) for ~~W~~1,145,870 million based on existing agreement with the other shareholders at the Board of Directors’ meeting held on November 13, 2024, and entered into a share acquisition contract as of November 13, 2024.

SK TELECOM CO., LTD.

Interim Separate Financial Statements

For each of the nine-month periods ended September 30, 2024 and 2023

(with the independent auditor’s review report)

Ernst & Young Han Young Taeyoung Building, 111, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 07241 Korea Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Report on review of interim separate financial statements

(English translation of a report originally issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

We have reviewed the accompanying interim separate financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the interim separate statement of financial position as of September 30, 2024, and the related interim separate statements of income, interim separate statements of comprehensive income for each of the three-month and nine-month periods ended September 30, 2024 and 2023, interim separate statements of changes in equity and interim separate statements of cash flows for each of the nine-month periods ended September 30, 2024 and 2023, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim separate financial statements

Management is responsible for the preparation and presentation of these interim separate financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim separate financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim separate financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matter

We have audited the separate statement of financial position as of December 31, 2023, and the related separate statement of income, separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 6, 2024 expressed an unqualified opinion thereon. The accompanying separate statement of financial position as of December 31, 2023, presented for comparative purposes, is not different, in all material respects, from the above audited separate statement of financial position.

November 13, 2024

This review report is effective as of November 13, 2024, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim separate financial statements and may result in modification to this review report.

SK TELECOM CO., LTD. (the “Company”)

INTERIM SEPARATE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023 AND

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

“The accompanying interim separate financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Company.”

Ryu, Young-Sang
Chief Executive Officer
SK TELECOM CO., LTD.

SK TELECOM CO., LTD.

Interim Separate Statements of Financial Position

As of September 30, 2024 and December 31, 2023

(In millions of won)	Note	September 30, 2024 (Unaudited)		December 31, 2023
Assets
Current Assets:
Cash and cash equivalents	27,28	~~W~~	1,044,585	631,066
Short-term financial instruments	27,28		107,988	186,364
Accounts receivable – trade, net	4,27,28,29		1,651,107	1,495,617
Short-term loans, net	4,27,28		68,585	68,806
Accounts receivable – other, net	4,27,28,29,30		402,293	343,036
Contract assets	6,28		5,828	9,228
Prepaid expenses	5		1,833,260	1,828,646
Guarantee deposits	4,27,28,29		75,660	72,479
Derivative financial assets	27,28		38,813	—
Inventories, net			51,579	28,096
Advanced payments and others	4,27,28		37,342	40,506

			5,317,040	4,703,844

Non-Current Assets:
Long-term financial instruments	27,28		354	354
Long-term investment securities	7,27,28		1,305,726	1,426,290
Investments in subsidiaries, associates and joint ventures	8		4,721,651	4,670,568
Property and equipment, net	9,11,29		8,293,241	9,076,459
Investment property, net	10		40,149	46,080
Goodwill			1,306,236	1,306,236
Intangible assets, net	12		1,788,870	2,250,829
Long-term loans, net	4,27,28,29		505	119
Long-term accounts receivable – other	4,27,28,30		347,241	308,868
Long-term contract assets	6,28		14,298	12,385
Long-term prepaid expenses	5		896,947	898,754
Guarantee deposits, net	4,27,28,29		89,389	91,220
Long-term derivative financial assets	27,28		89,622	118,533
Defined benefit assets	16		98,769	85,144
Other non-current assets			249	249

			18,993,247	20,292,088

Total Assets		~~W~~	24,310,287	24,995,932

(Continued)

1

SK TELECOM CO., LTD.

Interim Separate Statements of Financial Position, Continued

As of September 30, 2024 and December 31, 2023

(In millions of won)	Note	September 30, 2024 (Unaudited)		December 31, 2023
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – other	27,28,29	~~W~~	1,297,643	1,794,997
Contract liabilities	6		77,908	59,814
Withholdings	27,28		787,696	608,352
Accrued expenses	27,28		938,542	911,460
Income tax payable	25		130,790	133,543
Provisions	15,32		31,738	31,313
Current portion of long-term debt, net	13,27,28		1,944,840	1,249,516
Lease liabilities	27,28,29		328,970	341,075
Current portion of long-term payables – other	14,27,28		366,161	367,770
Derivative financial liabilities	27,28		391,265	—
Other current liabilities	27,28		14,437	7,630

			6,309,990	5,505,470

Non-Current Liabilities:
Debentures, excluding current portion, net	13,27,28		4,945,244	5,807,423
Long-term borrowings, excluding current portion, net	13,27,28		50,000	250,000
Long-term payables – other	14,27,28		537,750	892,683
Long-term contract liabilities	6		1,493	4,398
Long-term derivative financial liabilities	27,28		—	295,876
Long-term lease liabilities	27,28,29		764,148	885,470
Long-term provisions	15		69,440	69,791
Deferred tax liabilities	25		793,436	801,995
Other non-current liabilities	27,28		41,102	46,733

			7,202,613	9,054,369

Total Liabilities			13,512,603	14,559,839

Shareholders’ Equity:
Share capital	1,17		30,493	30,493
Capital surplus and others	17,18		(4,553,051)	(4,766,147)
Retained earnings	19		15,208,138	15,032,473
Reserves	20		112,104	139,274

Total Shareholders’ Equity			10,797,684	10,436,093

Total Liabilities and Shareholders’ Equity		~~W~~	24,310,287	24,995,932

The accompanying notes are an integral part of the interim separate financial statements.

2

SK TELECOM CO., LTD.

Interim Separate Statements of Income

For the three-month and nine-month periods ended September 30, 2024 and 2023

(In millions of won, except for earnings per share)		2024 (Unaudited)			2023 (Unaudited)
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Operating revenue:	21,29
Revenue		~~W~~	3,203,229	9,583,437	3,148,447	9,384,930
Operating expenses:	29
Labor			243,367	747,366	229,040	678,471
Commission	5		1,169,848	3,521,480	1,191,309	3,568,613
Depreciation and amortization			659,441	1,983,120	669,718	2,022,304
Network interconnection			116,303	357,350	115,027	358,825
Leased lines			48,925	144,124	45,308	142,228
Advertising			36,333	82,499	35,234	98,135
Rent			31,158	88,563	34,688	98,429
Cost of goods sold			148,467	447,549	135,320	401,066
Others	22		292,397	867,554	285,692	814,977

			2,746,239	8,239,605	2,741,336	8,183,048

Operating profit			456,990	1,343,832	407,111	1,201,882
Finance income	24		16,136	258,753	16,496	312,339
Finance costs	24		(180,314)	(366,323)	(98,703)	(323,516)
Other non-operating income	23		5,644	17,943	7,405	21,324
Other non-operating expenses	23		(6,499)	(21,215)	(4,793)	(20,276)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net	8		(150)	11,329	—	—

Profit before income tax			291,807	1,244,319	327,516	1,191,753
Income tax expense	25		69,450	249,524	77,102	246,385

Profit for the period		~~W~~	222,357	994,795	250,414	945,368

Earnings per share:	26
Basic earnings per share (in won)		~~W~~	1,021	4,604	1,128	4,277
Diluted earnings per share (in won)			1,018	4,592	1,127	4,276

The accompanying notes are an integral part of the interim separate financial statements.

3

SK TELECOM CO., LTD.

Interim Separate Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2024 and 2023

(In millions of won)		2024 (Unaudited)			2023 (Unaudited)
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period		~~W~~	222,357	994,795	250,414	945,368

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit assets	16		12,718	20,262	5,313	12,135
Valuation loss on financial assets at fair value through other comprehensive income	20		(54,412)	(71,221)	(78,129)	(123,614)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	20		(5,606)	(3,769)	(3,976)	(8,589)

Other comprehensive loss for period, net of taxes			(47,300)	(54,728)	(76,792)	(120,068)

Total comprehensive income		~~W~~	175,057	940,067	173,622	825,300

The accompanying notes are an integral part of the interim separate financial statements.

4

SK TELECOM CO., LTD.

Interim Separate Statements of Changes in Equity

For the nine-month periods ended September 30, 2024 and 2023

(In millions of won)				Capital surplus and others						Retained earnings	Reserves	Total equity
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total
Balance as of January 1, 2023		~~W~~	30,493	1,771,000	(36,702)	398,759	2,061	(6,641,811)	(4,506,693)	14,691,461	168,121	10,383,382
Total comprehensive income (loss):
Profit for the period			—	—	—	—	—	—	—	945,368	—	945,368
Other comprehensive income (loss)	16,20		—	—	—	—	—	—	—	11,190	(131,258)	(120,068)

			—	—	—	—	—	—	—	956,558	(131,258)	825,300

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(180,967)	—	(180,967)
Interim dividends			—	—	—	—	—	—	—	(362,660)	—	(362,660)
Share option	18		—	—	—	—	1,035	(1,309)	(274)	—	—	(274)
Interest on hybrid bonds			—	—	—	—	—	—	—	(12,333)	—	(12,333)
Redemption of hybrid bonds			—	—	—	(398,759)	—	(1,241)	(400,000)	—	—	(400,000)
Issuance of hybrid bonds			—	—	—	398,509	—	—	398,509	—	—	398,509
Transactions of treasury shares	17,18		—	—	(78,647)	—	—	159	(78,488)	—	—	(78,488)

			—	—	(78,647)	(250)	1,035	(2,391)	(80,253)	(555,960)	—	(636,213)

Balance as of September 30, 2023 (Unaudited)		~~W~~	30,493	1,771,000	(115,349)	398,509	3,096	(6,644,202)	(4,586,946)	15,092,059	36,863	10,572,469

Balance as of January 1, 2024		~~W~~	30,493	1,771,000	(301,981)	398,509	9,818	(6,643,493)	(4,766,147)	15,032,473	139,274	10,436,093
Total comprehensive income (loss):
Profit for the period			—	—	—	—	—	—	—	994,795	—	994,795
Other comprehensive income (loss)	16,20		—	—	—	—	—	—	—	(27,558)	(27,170)	(54,728)

			—	—	—	—	—	—	—	967,237	(27,170)	940,067

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(223,335)	—	(223,335)
Interim dividends			—	—	—	—	—	—	—	(353,387)	—	(353,387)
Share option	18		—	—	—	—	3,864	78	3,942	—	—	3,942
Interest on hybrid bonds			—	—	—	—	—	—	—	(14,850)	—	(14,850)
Acquisition and disposal of treasury shares	17,18		—	—	9,019	—	—	135	9,154	—	—	9,154
Retirement of treasury shares	17,18		—	—	200,000	—	—	—	200,000	(200,000)	—	—

			—	—	209,019	—	3,864	213	213,096	(791,572)	—	(578,476)

Balance as of September 30, 2024 (Unaudited)		~~W~~	30,493	1,771,000	(92,962)	398,509	13,682	(6,643,280)	(4,553,051)	15,208,138	112,104	10,797,684

The accompanying notes are an integral part of the interim separate financial statements.

5

SK TELECOM CO., LTD.

Interim Separate Statements of Cash Flows

For the nine-month periods ended September 30, 2024 and 2023

(In millions of won)	Note	2024 (Unaudited)		2023 (Unaudited)
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	994,795	945,368
Adjustments for income and expenses	31		2,514,620	2,451,710
Changes in assets and liabilities related to operating activities	31		(225,790)	(174,806)

			3,283,625	3,222,272
Interest received			26,153	21,425
Dividends received			207,112	200,406
Interest paid			(236,091)	(227,511)
Income tax paid			(247,792)	(192,685)

Net cash provided by operating activities			3,033,007	3,023,907

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			80,024	—
Collection of short-term loans			92,314	96,162
Proceeds from disposals of long-term investment securities			34,089	9,720
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			17,222	—
Proceeds from disposals of property and equipment			11,993	7,583
Proceeds from disposals of intangible assets			4,176	1,739

			239,818	115,204
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(160,955)
Increase in short-term loans			(92,481)	(99,913)
Acquisitions of long-term investment securities			(1,145)	(284,145)
Acquisitions of investments in subsidiaries, associates and joint ventures			(48,883)	(79,142)
Acquisitions of property and equipment			(1,089,631)	(1,412,405)
Acquisitions of intangible assets			(9,147)	(19,969)

			(1,241,287)	(2,056,529)

Net cash used in investing activities		~~W~~	(1,001,469)	(1,941,325)

(Continued)

6

SK TELECOM CO., LTD.

Interim Separate Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2024 and 2023

(In millions of won)	Note	2024 (Unaudited)		2023 (Unaudited)
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	398,306	647,332
Cash inflows from settlement of derivatives			—	126,000
Proceeds from issuance of hybrid bonds			—	398,509

			398,306	1,171,841
Cash outflows for financing activities:
Repayments of short-term borrowings, net			—	(100,000)
Repayments of long-term borrowings			(380,000)	—
Repayments of long-term payables – other			(369,150)	(400,245)
Repayments of debentures			(410,000)	(1,309,000)
Payments of dividends			(576,703)	(543,601)
Redemption of hybrid bonds			—	(400,000)
Acquisition of treasury shares			(15,788)	(98,855)
Payments of interest on hybrid bonds			(14,850)	(12,333)
Repayments of lease liabilities			(249,981)	(257,789)

			(2,016,472)	(3,121,823)

Net cash used in financing activities			(1,618,166)	(1,949,982)

Net increase (decrease) in cash and cash equivalents			413,372	(867,400)
Cash and cash equivalents at beginning of the period			631,066	1,217,504
Effects of exchange rate changes on cash and cash equivalents			147	2

Cash and cash equivalents at end of the period		~~W~~	1,044,585	350,106

The accompanying notes are an integral part of the interim separate financial statements.

7

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. As of September 30, 2024, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.57
National Pension Service	17,443,260	8.12
Institutional investors and other shareholders	125,928,198	58.63
Kakao Investment Co., Ltd.	3,846,487	1.79
Treasury shares	1,903,711	0.89

	214,790,053	100.00

2.	Basis of Preparation

(1)	Statement of compliance

These interim condensed separate financial statements were prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Company’s KIFRS annual financial statements. These interim separate financial statements do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2023. The accompanying interim separate financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

These interim financial statements are interim separate financial statements prepared in accordance with KIFRS 1027, Separate Financial Statements, presented by a parent, an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost less impairment, if any.

8

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the interim separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these interim separate financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2023.

2)	Fair value measurement

The Company’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The information about assumptions used for fair value measurements is included in note 28.

9

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

3.	Material Accounting Policies

The material accounting policies applied by the Company in these interim separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2023, except for the adoption of new and revised KIFRS applied from January 1, 2024, which are summarized below. The Company has not early applied the new and revised KIFRS and interpretations that have been issued but are not yet effective.The following new and amended KIFRS and interpretations are effective from January 1, 2024, initially, but these amended standards are not expected to have a material impact on the Company’s interim separate financial statements.

•	Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants (Amendments to KIFRS 1001)
•	Disclosures of Information on Supplier Finance Arrangements (Amendments to KIFRS 1007 and KIFRS 1107)
•	Lease Liability in a Sale and Leaseback (Amendments to KIFRS 1116)
•	Disclosures of Virtual Assets (Amendments to KIFRS 1001)

10

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,756,976	(105,869)	1,651,107
Short-term loans		69,277	(692)	68,585
Accounts receivable – other(*)		425,652	(23,359)	402,293
Guarantee deposits		75,660	—	75,660
Accrued income		731	—	731

		2,328,296	(129,920)	2,198,376
Non-current assets:
Long-term loans		41,546	(41,041)	505
Long-term accounts receivable – other(*)		347,241	—	347,241
Guarantee deposits		89,389	—	89,389

		478,176	(41,041)	437,135

	~~W~~	2,806,472	(170,961)	2,635,511

(*)	Gross and carrying amounts of accounts receivable – other as of September 30, 2024 include ~~W~~364,933 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2023
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,589,862	(94,245)	1,495,617
Short-term loans		69,501	(695)	68,806
Accounts receivable – other(*)		370,860	(27,824)	343,036
Guarantee deposits		72,479	—	72,479
Accrued income		2,643	—	2,643

		2,105,345	(122,764)	1,982,581
Non-current assets:
Long-term loans		41,155	(41,036)	119
Long-term accounts receivable – other(*)		308,868	—	308,868
Guarantee deposits		91,220	—	91,220

		441,243	(41,036)	400,207

	~~W~~	2,546,588	(163,800)	2,382,788

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2023 include ~~W~~273,945 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

11

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

4.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)
	January 1, 2024		Impairment	Write-offs(*)	Collection of receivables previously written-off	September 30, 2024
Accounts receivable – trade	~~W~~	94,245	21,890	(15,758)	5,492	105,869
Accounts receivable – other, etc.		69,555	3,108	(8,447)	876	65,092

	~~W~~	163,800	24,998	(24,205)	6,368	170,961

(In millions of won)
	January 1, 2023		Impairment	Write-offs(*)	Collection of receivables previously written-off	September 30, 2023
Accounts receivable – trade	~~W~~	86,231	20,884	(14,486)	6,045	98,674
Accounts receivable – other, etc.		74,449	3,976	(13,279)	6,496	71,642

	~~W~~	160,680	24,860	(27,765)	12,541	170,316

(*)	The Company writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

12

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

5.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services based on their performance of attracting new customers and renewing contracts with existing customers, and recognizes costs that would not occur in case of not signing contracts with new and existing customers as prepaid expenses among the commissions. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	September 30, 2024		December 31, 2023
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,792,567	1,795,410
Others		40,693	33,236

	~~W~~	1,833,260	1,828,646

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	862,555	863,650
Others		34,392	35,104

	~~W~~	896,947	898,754

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized as an asset for the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Amortization recognized	~~W~~	584,358	1,755,659	596,890	1,804,940

13

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

6.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	September 30, 2024		December 31, 2023
Contract assets:
Allocation of consideration between performance obligations	~~W~~	20,126	21,613
Contract liabilities:
Wireless service contracts		20,092	19,149
Customer loyalty programs		5,713	7,164
Others		53,596	37,899

	~~W~~	79,401	64,212

(2)

The amounts of revenue recognized for the nine-month periods ended September 30, 2024 and 2023 related to the contract liabilities carried forward from the prior periods are ~~W~~37,526 million and ~~W~~57,979 million, respectively.

14

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

7.	Long-term Investment Securities

Details of long-term investment securities as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	Category	September 30, 2024		December 31, 2023
Equity instruments	FVOCI(*)	~~W~~	1,229,574	1,207,605
Debt instruments	FVTPL		76,152	218,685

		~~W~~	1,305,726	1,426,290

(*)

The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of those equity instruments as of September 30, 2024 and December 31, 2023 are ~~W~~1,229,574 million and ~~W~~1,207,605 million, respectively.

15

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	September 30, 2024		December 31, 2023
Investments in subsidiaries	~~W~~	3,299,818	3,259,021
Investments in associates and joint ventures		1,421,833	1,411,547

	~~W~~	4,721,651	4,670,568

(2)	Details of investments in subsidiaries as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)
	September 30, 2024				December 31, 2023
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.(*1)	1,432,627	100.0	~~W~~	244,036	244,015
SK Broadband Co., Ltd.(*1)	299,052,435	74.4		2,218,204	2,216,865
SK Communications Co., Ltd.	43,427,530	100.0		24,927	24,927
PS&Marketing Corporation(*1)	66,000,000	100.0		314,030	313,989
SERVICE ACE Co., Ltd.(*1)	4,385,400	100.0		21,960	21,946
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
SK Telecom Americas, Inc.	122	100.0		70,269	70,269
Atlas Investment(*2)	—	100.0		234,287	193,661
SK stoa Co., Ltd.(*1)	3,631,355	100.0		40,077	40,057
Quantum Innovation Fund I(*3)	—	—		—	1,297
SAPEON Inc.	400,000	62.5		48,456	48,456
SK O&S Co., Ltd. and others(*1)	—	—		35,476	35,443

			~~W~~	3,299,818	3,259,021

(*1)

The Company granted Performance Share Units (“PSU”) for executives of subsidiaries for the nine-month period ended September 30, 2024, resulting in a cumulative contribution amount to ~~W~~1,468 million. There is no change in the ownership interest. (See note 18)

(*2)	The Company additionally contributed ~~W~~40,626 million in cash for the nine-month period ended September 30, 2024, but there is no change in the ownership interest.
(*3)

The Company received ~~W~~2,093 million in accordance with the liquidation of Quantum Innovation Fund I and recognized ~~W~~796 million of gain relating to investments in subsidiaries for the nine-month period ended September 30, 2024.

16

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)
	September 30, 2024				December 31, 2023
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SM Culture & Contents Co., Ltd.(*2)	22,033,898	22.8		41,578	41,578
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Citadel Pacific Telecom Holdings, LLC (*3)	1,734,109	15.0		36,487	36,487
CMES Inc.(*3,4)	763,968	8.4		5,488	900
Konan Technology Inc.	2,359,160	20.7		22,413	22,413
12CM JAPAN and others(*3,5,6,7,8)	—	—		93,614	87,916

				1,411,833	1,401,547

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*9)	10,000	48.2		10,000	10,000

				10,000	10,000

			~~W~~	1,421,833	1,411,547

17

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of September 30, 2024 and December 31, 2023 are as follows, Continued:
(*1)	Investments in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.
(*2)	The Company recognized an impairment loss of ~~W~~23,763 million as the recoverable amount was assessed to be less than the carrying amount for the year ended December 31, 2023.
(*3)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the Board of Directors even though the Company has less than 20% of equity interests.

(*4)

The Company additionally acquired ~~W~~8,984 million of shares by exercising the conversion right of the redeemable convertible preference shares, and disposed of a portion of shares for ~~W~~14,872 million in cash, from which it recognized ~~W~~10,476 million of gain on disposal of such investments in associates for the nine-month period ended September 30, 2024. The ownership interest of the Company increased from 7.7% to 8.4% due to the acquisition and disposal of shares.

(*5)

The Company additionally contributed ~~W~~5,878 million to SK AMERICAS Inc. (formerly, SK USA, Inc.) for the nine-month period ended September 30, 2024, and the ownership interest of the Company has decreased from 49.0% to 20.0% due to the paid-in capital increase through disproportionate allotment of shares.

(*6)	The Company disposed of a portion of shares in Start-up Win-Win Fund for ~~W~~200 million in cash for the nine-month period ended September 30, 2024.
(*7)

The Company additionally contributed ~~W~~20 million of investments in F&U Credit information Co., Ltd. for the nine-month period ended September 30, 2024, but there is no change in the ownership interest.

(*8)

The Company received ~~W~~58 million from the liquidation of ~~W~~ave City Co., Ltd. and recognized ~~W~~58 million of gain relating to investments in associates for the nine-month period ended September 30, 2024.

(*9)	As the Company has a joint control over the investee pursuant to the agreement with the other shareholders, the investment in the investee was classified as investments in joint ventures.

(4)	The market values of investments in listed associates as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)
	September 30, 2024				December 31, 2023
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	~~W~~	1,726	22,033,898	38,031	1,887	22,033,898	41,578
Konan Technology Inc.		15,190	2,359,160	35,836	32,600	2,359,160	76,909

18

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

9.	Property and Equipment

Changes in property and equipment for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	723,069	11	(322)	18,002	—	740,760
Buildings		568,270	515	(252)	39,770	(32,279)	576,024
Structures		233,450	546	(75)	5,989	(29,077)	210,833
Machinery		5,230,866	46,592	(169)	919,022	(1,182,863)	5,013,448
Right-of-use assets		1,226,875	153,800	(29,619)	3,371	(265,779)	1,088,648
Other		436,854	261,232	(11,048)	(295,130)	(47,628)	344,280
Construction in progress		657,075	406,897	(1,316)	(743,408)	—	319,248

	~~W~~	9,076,459	869,593	(42,801)	(52,384)	(1,557,626)	8,293,241

(In millions of won)
	For the nine-month period ended September 30, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	646,286	3	(388)	69,302	—	715,203
Buildings		562,976	248	(140)	41,545	(31,467)	573,162
Structures		264,327	147	(189)	4,483	(28,811)	239,957
Machinery		5,274,612	35,495	(339)	1,082,805	(1,207,763)	5,184,810
Right-of-use assets		1,372,466	205,869	(30,427)	(4,693)	(268,958)	1,274,257
Other		444,324	331,169	(634)	(346,306)	(50,198)	378,355
Construction in progress		954,672	496,434	(26)	(951,836)	—	499,244

	~~W~~	9,519,663	1,069,365	(32,143)	(104,700)	(1,587,197)	8,864,988

19

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

10.	Investment Property

(1)	Changes in investment property for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2024
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	16,288	(564)	—	15,724
Buildings		18,284	2,159	(1,451)	18,992
Right-of-use assets		11,508	(3,074)	(3,001)	5,433

	~~W~~	46,080	(1,479)	(4,452)	40,149

(In millions of won)
	For the nine-month period ended September 30, 2023
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	16,485	(220)	—	16,265
Buildings		19,066	(744)	(1,359)	16,963
Right-of-use assets		16,472	5,401	(7,711)	14,162

	~~W~~	52,023	4,437	(9,070)	47,390

(2)	The Company recognized lease income of ~~W~~14,404 million and ~~W~~17,044 million from investment property for the nine-month periods ended September 30, 2024 and 2023, respectively.

20

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

11.	Leases

(1)	Details of the right-of-use assets as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	September 30, 2024		December 31, 2023
Right-of-use assets:
Land, buildings and structures	~~W~~	839,450	971,929
Others		249,198	254,946

	~~W~~	1,088,648	1,226,875

(2)	Details of amounts recognized in the interim separate statements of income for the nine-month periods ended September 30, 2024 and 2023 as a lessee are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2024		September 30, 2023
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	207,660	210,754
Others(*)		58,119	58,204

	~~W~~	265,779	268,958

Interest expense on lease liabilities	~~W~~	23,390	23,608

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets that the Company recognized are immaterial.

(3)	The total cash outflows due to lease payments for the nine-month periods ended September 30, 2024 and 2023 amounted to ~~W~~273,610 million and ~~W~~281,572 million, respectively.

21

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

12.	Intangible Assets

(1)	Changes in intangible assets for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	1,606,606	—	—	—	(353,295)	1,253,311
Land usage rights		542	60	(5)	—	(280)	317
Industrial rights		18,790	4,810	(240)	—	(3,682)	19,678
Facility usage rights		13,435	1,050	(1)	497	(2,010)	12,971
Club memberships(*1)		59,001	617	(2,111)	—	—	57,507
Other(*2)		552,455	2,610	(1,482)	52,715	(161,212)	445,086

	~~W~~	2,250,829	9,147	(3,839)	53,212	(520,479)	1,788,870

(In millions of won)
	For the nine-month period ended September 30, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,082,432	—	—	—	(358,061)	1,724,371
Land usage rights		1,127	70	—	—	(599)	598
Industrial rights		19,112	4,397	—	—	(3,390)	20,119
Facility usage rights		13,245	1,266	(11)	1,071	(2,071)	13,500
Club memberships(*1)		56,897	3,390	(776)	—	—	59,511
Other(*2)		520,587	10,845	(1,037)	99,381	(163,128)	466,648

	~~W~~	2,693,400	19,968	(1,824)	100,452	(527,249)	2,284,747

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

(2)	Details of frequency usage rights as of September 30, 2024 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	76,852	LTE service	Jul. 2021	Jun. 2026
1.8 GHz license		229,197	LTE service	Dec. 2021	Dec. 2026
2.6 GHz license		273,185	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		172,253	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5 GHz license		501,824	5G service	Apr. 2019	Nov. 2028

	~~W~~	1,253,311

22

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

13.	Borrowings and Debentures

(1)	Changes in long-term borrowings for the nine-month period ended September 30, 2024 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	390,000
Non-current					250,000

As of January 1, 2024					640,000

Repayments of long-term borrowings:
	Credit Agricole CIB	3.30	Apr. 29, 2024		(50,000)
	Mizuho Bank, Ltd.	1.35	May. 20, 2024		(100,000)
	DBS Bank Ltd.	1.32	May. 28, 2024		(200,000)
	Nonghyup Bank(*1,2)	MOR + 1.36	Nov. 17, 2024		(30,000)

					(380,000)

Current(*3)					210,000
Non-current(*3)					50,000

As of September 30, 2024				~~W~~	260,000

(*1)	6M MOR rates are 3.40% and 3.85% as of September 30, 2024 and December 31, 2023, respectively.
(*2)	The long-term borrowings are to be repaid by installments on quarterly basis during 2024.
(*3)	~~W~~200,000 million was reclassified from non-current to current for the nine-month period ended September 30, 2024.

23

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

13.	Borrowings and Debentures, Continued

(2)	Changes in debentures for the nine-month period ended September 30, 2024 are as follows:

(In millions of won)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	860,000	859,516
Non-current					5,822,580	5,807,423

As of January 1, 2024					6,682,580	6,666,939

Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	3.72	Feb. 22, 2027		180,000	179,233
	Refinancing fund	3.73	Feb. 22, 2029		110,000	109,537
	Refinancing fund	3.92	Feb. 22, 2034		110,000	109,536

					400,000	398,306

Debentures repaid:
Unsecured corporate bonds	Operating fund	2.09	Mar. 6, 2024		(120,000)	(120,000)
	Refinancing fund	1.17	Jan. 15, 2024		(80,000)	(80,000)
	Operating fund	3.64	May.14, 2024		(150,000)	(150,000)
	Operating and refinancing fund	1.49	Jul. 29, 2024		(60,000)	(60,000)

					(410,000)	(410,000)

Other changes(*1)					21,140	24,839
Current(*2)					1,735,880	1,734,840
Non-current(*2)					4,957,840	4,945,244

As of September 30, 2024				~~W~~	6,693,720	6,680,084

(*1)	Other changes include the effects on foreign currency translation of debentures and changes in discount on issuance of debentures for the nine-month period ended September 30, 2024.
(*2)	~~W~~1,284,598 million was reclassified from non-current to current for the nine-month period ended September 30, 2024.

24

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

14.	Long-Term Payables – Other

(1)	As of September 30, 2024 and December 31, 2023, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 12):

(In millions of won)
	September 30, 2024		December 31, 2023
Long-term payables – other	~~W~~	921,075	1,290,225
Present value discount on long-term payables – other		(17,164)	(29,772)
Current portion of long-term payables – other		(366,161)	(367,770)

Carrying amount at period end	~~W~~	537,750	892,683

(2)

The sum of portions repaid among the principal of long-term payables – other for the nine-month periods ended September 30, 2024 and 2023 amounts to ~~W~~369,150 million and ~~W~~400,245 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of September 30, 2024 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	369,150
1 ~ 3 years		460,538
3 ~ 5 years		91,387

	~~W~~	921,075

15.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2024						As of September 30, 2024
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	100,282	3,416	(1,922)	(620)	101,156	31,716	69,440
Emission allowance		822	994	—	(1,794)	22	22	—

	~~W~~	101,104	4,410	(1,922)	(2,414)	101,178	31,738	69,440

(In millions of won)	For the nine-month period ended September 30, 2023						As of September 30, 2023
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	95,569	5,675	(1,408)	—	99,836	29,932	69,904
Emission allowance		1,836	2,073	(519)	(2,509)	881	881	—

	~~W~~	97,405	7,748	(1,927)	(2,509)	100,717	30,813	69,904

25

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

16.	Defined Benefit Assets

(1)	Details of defined benefit assets as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	September 30, 2024		December 31, 2023
Present value of defined benefit obligations	~~W~~	502,311	493,541
Fair value of plan assets		(601,080)	(578,685)

	~~W~~	(98,769)	(85,144)

(2)	Changes in present value of defined benefit obligations for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2024		September 30, 2023
Beginning balance	~~W~~	493,541	508,622
Current service cost		37,671	42,122
Interest cost		15,110	19,571
Remeasurement
- Adjustment based on experience		(24,240)	(14,504)
Benefit paid		(28,930)	(22,480)
Others		9,159	3,135

Ending balance	~~W~~	502,311	536,466

(3)	Changes in fair value of plan assets for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2024		September 30, 2023
Beginning balance	~~W~~	578,685	539,847
Interest income		18,073	20,577
Remeasurement		2,753	1,507
Contribution		35,000	35,000
Benefit paid		(36,368)	(28,743)
Others		2,937	(2,885)

Ending balance	~~W~~	601,080	565,303

(4)	The total cost of defined benefit plan, which is recognized in profit or loss for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2024		September 30, 2023
Current service cost	~~W~~	37,671	42,122
Net interest income		(2,963)	(1,006)

	~~W~~	34,708	41,116

26

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

17.	Share Capital and Capital Surplus and Others

(1)

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~100. The number of authorized, issued and outstanding common shares and details of share capital and capital surplus and others as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)
	September 30, 2024		December 31, 2023
Number of authorized shares		670,000,000	670,000,000
Number of issued shares		214,790,053	218,833,144
Share capital:
Common shares(*1)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares		(92,962)	(301,981)
Hybrid bonds(*2)		398,509	398,509
Share option(Note 18)		13,682	9,818
Others		(6,643,280)	(6,643,493)

	~~W~~	(4,553,051)	(4,766,147)

(*1)

The Company retired 4,043,091 treasury shares with reduction of its unappropriated retained earnings, and accordingly, the Company’s shares issued have decreased without a change in share capital for the nine-month period ended September 30, 2024. Also, in 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation, and as a result, the Company’s issued shares have decreased without a change in share capital.

(*2)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

(2)	There were no changes in share capital for the nine-month periods ended September 30, 2024 and 2023, and details of shares outstanding as of September 30, 2024 and 2023 are as follows:

(In shares)
	September 30, 2024			September 30, 2023
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	214,790,053	1,903,711	212,886,342	218,833,144	2,420,246	216,412,898

(3)	Details of treasury shares as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)
	September 30, 2024		December 31, 2023
Number of shares(*)		1,903,711	6,133,414
Acquisition cost	~~W~~	92,962	301,981

(*)

The Company distributed 503,612 treasury shares (~~W~~24,807 million for acquisition costs) as bonus payment to its employees, resulting in a gain on disposal of treasury shares of ~~W~~181 million for the nine-month period ended September 30, 2024. Also, the Company acquired 317,000 of its treasury shares for ~~W~~15,788 million for the purpose of increasing shareholders’ value through the stabilization of its stock price for the nine-month period ended September 30, 2024.

27

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

18.	Share-Based Payment Arrangement

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangements with cash alternatives

Series
	5	6	7-1(*)	7-2
Grant date	March 26, 2020	March 25, 2021	March 25, 2022
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	376,313	83,148	98,425	109,704
Exercise price (in won)	38,452	50,276	56,860	56,860
Exercise period	Mar. 27, 2023	Mar. 26, 2023	Mar. 26, 2025	Mar. 26, 2024
	~	~	~	~
	Mar. 26, 2027	Mar. 25, 2026	Mar. 25, 2029	Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	For the nine-month period ended September 30, 2024, 196,850 shares of stock options granted in the 7 th -1 series were canceled.

For the nine-month period ended September 30, 2024, the entire amount of remaining stock options granted in the 4 th series and some portions of stock options granted in the 3 rd and 6 th series were exercised, and the entire amount of remaining stock options granted in the 1 st -3 and 3 rd series was fully forfeited.

2)	Cash-settled share-based payment arrangement

Granted in 2022
Share appreciation rights of SK Telecom Co., Ltd.
Grant date	January 1, 2022
Grant method	Cash settlement
Number of shares (in share)	338,525
Exercise price (in won)	56,860
Exercise period	Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date

The entire amount of remaining share appreciation rights for shares of SK Telecom Co., Ltd. and SK Square Co., Ltd. granted in 2021 was fully exercised for the nine-month period ended September 30, 2024.

28

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

18.	Share-Based Payment Arrangement, Continued

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

3)	Equity-settled share-based payment arrangement

The Company newly established Performance Share Units (“PSU”) for executives of the Company and major subsidiaries as part of the compensation based on the growth of corporate value for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023, and the details are as follows:

PSU of SK Telecom Co., Ltd.
Grant date	March 28, 2023	March 26, 2024
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares
Number of shares(*)	Fluctuates according to the share price on the expiration date and the cumulative increase rate of KOSPI200
Reference share price (in won)	47,280	52,720
Reference index (KOSPI200)	315	362
Maturity (exercise date)	The day in which the annual general meeting of shareholders is held after 3 years from the grant date
Vesting conditions	Full service in the year in which the grant date is included

(*)

The initial amount granted is a total of ~~W~~10,813 million for 2023 and ~~W~~12,835 million for 2024, and the amount calculated according to the adjustment rate based on the share price on the expiration date and the cumulative increase rate of KOSPI200 will be paid in shares.

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the nine-month period ended September 30, 2024 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2023	~~W~~	157,750
For the nine-month period ended September 30, 2024		953
In subsequent periods		—

	~~W~~	158,703

The liabilities recognized by the Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~7,840 million and ~~W~~5,530 million, respectively, which are included in accrued expenses as of September 30, 2024 and December 31, 2023.

As of September 30, 2024 and December 31, 2023, the carrying amounts of liabilities recognized by the Company in relation to the cash-settled share-based payment arrangement are ~~W~~209 million and ~~W~~1,133 million, respectively.

29

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

18.	Share-Based Payment Arrangement, Continued

(3)	The Company used binomial option-pricing model in the measurement of the fair value of the share options at the remeasurement date and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	5	6	7-1	7-2
Risk-free interest rate	2.83%	2.87%	2.91%	2.83%
Estimated option’s life	7 years	5 years	7 years	5 years
Share price on the remeasurement date	55,900	55,900	55,900	55,900
Expected volatility	15.80%	15.80%	15.80%	15.80%
Expected dividends yield	6.33%	6.33%	6.33%	6.33%
Exercise price	38,452	50,276	56,860	56,860
Per-share fair value of the option	17,448	6,219	3,980	3,330

(ii)	SK Square Co., Ltd.

(In won)	Series
	5	6
Risk-free interest rate	1.52%	1.55%
Estimated option’s life	7 years	5 years
Share price (Closing price on the preceding day)	34,900	49,800
Expected volatility	8.10%	25.70%
Expected dividends yield	5.70%	4.00%
Exercise price	38,452	50,276
Per-share fair value of the option	192	8,142

30

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

18.  Share-Based Payment Arrangement, Continued

(3)	The Company used binomial option-pricing model in the measurement of the fair value of the share options at the remeasurement date and the inputs used in the model are as follows, Continued:

2)	Cash-settled share-based payment arrangement

(In won)	Granted in 2022
Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	2.95%
Estimated option’s life	3.25 years
Share price on the remeasurement date	55,900
Expected volatility	15.80%
Expected dividends yield	6.33%
Exercise price	56,860
Per-share fair value of the option	1,599

3)	Equity-settled share-based payment arrangement

(In won)	Granted in 2023 PSU of SK Telecom Co., Ltd.	Granted in 2024 PSU of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%	3.30%
Estimated option’s life	3 years	3 years
Share price on the grant date	48,500	54,100
Expected volatility	18.67%	15.95%
Expected dividends yield	4.90%	5.40%
Per-share fair value of the option	27,525	29,200

31

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

19.	Retained Earnings

Retained earnings as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	September 30, 2024		December 31, 2023
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,981,138	9,831,138
Reserve for technology development		4,715,300	4,565,300

		14,696,438	14,396,438
Unappropriated		489,380	613,715

	~~W~~	15,208,138	15,032,473

20.	Reserves

(1)	Details of reserves, net of taxes, as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	September 30, 2024		December 31, 2023
Valuation gain on FVOCI	~~W~~	116,147	139,548
Valuation loss on derivatives		(4,043)	(274)

	~~W~~	112,104	139,274

(2)	Changes in reserves for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance at January 1, 2023	~~W~~	156,907	11,214	168,121
Changes, net of taxes		(122,668)	(8,590)	(131,258)

Balance at September 30, 2023		34,239	2,624	36,863

Balance at January 1, 2024		139,548	(274)	139,274
Changes, net of taxes		(23,401)	(3,769)	(27,170)

Balance at September 30, 2024	~~W~~	116,147	(4,043)	112,104

32

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

21.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)	2024			2023
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Products transferred at a point in time:
Product sales	~~W~~	41,780	123,471	26,196	75,387
Services transferred over time:
Wireless service revenue(*1)		2,672,066	8,010,165	2,654,325	7,899,652
Cellular interconnection revenue		106,202	327,488	107,029	333,848
Others(*2)		383,181	1,122,313	360,897	1,076,043

		3,161,449	9,459,966	3,122,251	9,309,543

	~~W~~	3,203,229	9,583,437	3,148,447	9,384,930

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services, which is collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to receive consideration from a customer in an amount that corresponds directly with the value of telecommunications service provided; thus, the Company applies practical expedient method and recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

33

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

22.	Other Operating Expenses

Details of other operating expenses for the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Communication	~~W~~	6,611	20,153	6,756	20,204
Utilities		106,953	297,385	104,699	274,882
Taxes and dues		2,128	24,182	220	22,374
Repair		61,907	191,239	63,326	182,611
Research and development		96,066	266,334	86,796	240,600
Training		5,395	15,116	8,036	20,040
Bad debt for accounts receivable – trade		6,547	21,890	6,205	20,884
Supplies and others		6,790	31,255	9,654	33,382

	~~W~~	292,397	867,554	285,692	814,977

23.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	2,697	9,845	4,508	15,035
Others		2,947	8,098	2,897	6,289

	~~W~~	5,644	17,943	7,405	21,324

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	3,997	7,637	1,328	3,064
Donations		1,296	9,224	584	10,916
Bad debt for accounts receivable – other		588	3,108	2,103	3,976
Others		618	1,246	778	2,320

	~~W~~	6,499	21,215	4,793	20,276

34

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

24.	Finance Income and Costs

(1)	Details of finance income and costs for the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Income:
Interest income	~~W~~	9,252	27,947	7,701	25,288
Dividends		5,483	207,112	5,178	200,406
Gain on foreign currency transactions		1,697	4,920	3,073	7,063
Gain on foreign currency translations		(816)	671	429	805
Gain relating to financial instruments at FVTPL		520	18,103	115	78,777

	~~W~~	16,136	258,753	16,496	312,339

Finance Costs:
Interest expenses	~~W~~	75,687	237,062	81,763	244,263
Loss on sale of accounts receivable – other		7,382	28,426	14,101	48,595
Loss on foreign currency transactions		1,820	4,674	2,893	6,873
Loss on foreign currency translations		72	742	(57)	204
Loss relating to financial instruments at FVTPL		95,353	95,419	3	23,581

	~~W~~	180,314	366,323	98,703	323,516

(2)	Details of interest income included in finance income for the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest income on cash equivalents and short-term financial instruments	~~W~~	4,748	15,035	3,019	11,346
Interest income on loans and others		4,504	12,912	4,682	13,942

	~~W~~	9,252	27,947	7,701	25,288

(3)	Details of interest expenses included in finance costs for the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest expense on borrowings	~~W~~	2,716	12,817	7,634	21,088
Interest expense on debentures		53,912	163,120	49,594	150,234
Others		19,059	61,125	24,535	72,941

	~~W~~	75,687	237,062	81,763	244,263

35

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

24.	Finance Income and Costs, Continued

(4)	Details of impairment losses for financial assets for the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Accounts receivable – trade	~~W~~	6,547	21,890	6,205	20,884
Other receivables		588	3,108	2,103	3,976

	~~W~~	7,135	24,998	8,308	24,860

25.	Income Tax Expense

The income tax expense was calculated by considering current tax expense, adjusted for changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences and income tax expense that relates to items recognized outside profit or loss.

36

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

26.	Earnings per Share

Earnings per share is calculated to profit of the Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

1)	Basic earnings per share for the three and nine-month periods ended September 30, 2024 and 2023 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2024			2023
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period	~~W~~	222,357	994,795	250,414	945,368
Interest on hybrid bonds		(4,950)	(14,850)	(4,950)	(12,333)
Profit for the period on common shares		217,407	979,945	245,464	933,035
Weighted average number of common shares outstanding		212,886,342	212,835,311	217,694,070	218,138,543

Basic earnings per share (in won)	~~W~~	1,021	4,604	1,128	4,277

2)	The weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2024 and 2023 are calculated as follows:

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended September 30	Nine-month period ended September 30
Issued shares as of January 1, 2024	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2024	(6,133,414)	(6,133,414)	(6,133,414)
Acquisition of treasury shares	(317,000)	(317,000)	(314,748)
Disposal of treasury shares	503,612	503,612	450,329

	212,886,342	212,886,342	212,835,311

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended September 30	Nine-month period ended September 30
Issued shares as of January 1, 2023	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2023	(801,091)	(801,091)	(801,091)
Acquisition of treasury shares	(2,060,242)	(779,070)	(262,544)
Disposal of treasury shares	441,087	441,087	369,034

	216,412,898	217,694,070	218,138,543

37

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

26.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three and nine-month periods ended September 30, 2024 and 2023 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2024			2023
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period on common shares	~~W~~	217,407	979,945	245,464	933,035
Adjusted weighted average number of common shares outstanding		213,479,404	213,414,191	217,764,355	218,210,241

Diluted earnings per share (in won)	~~W~~	1,018	4,592	1,127	4,276

2)	The adjusted weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2024 and 2023 are calculated as follows:

(In shares)	2024
	Three-month period ended September 30	Nine-month period ended September 30
Outstanding shares as of January 1, 2024	212,699,730	212,699,730
Effect of treasury shares	186,612	135,581
Effect of share option	593,062	578,880

Adjusted weighted average number of common shares outstanding	213,479,404	213,414,191

(In shares)	2023
	Three-month period ended September 30	Nine-month period ended September 30
Outstanding shares as of January 1, 2023	218,032,053	218,032,053
Effect of treasury shares	(337,983)	106,490
Effect of share option	70,285	71,698

Adjusted weighted average number of common shares outstanding	217,764,355	218,210,241

38

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

27.	Categories of Financial Instruments

(1)	Financial assets by category as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	September 30, 2024
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	10,285	—	1,034,300	—	1,044,585
Financial instruments		28,988	—	79,354	—	108,342
Long-term investment securities(*)		76,152	1,229,574	—	—	1,305,726
Accounts receivable – trade		—	—	1,651,107	—	1,651,107
Loans and other receivables		364,933	—	618,839	—	983,772
Derivative financial assets		2,323	—	—	126,112	128,435

	~~W~~	482,681	1,229,574	3,383,600	126,112	5,221,967

(*)	The Company designated ~~W~~1,229,574 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2023
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	4,774	—	626,292	—	631,066
Financial instruments		47,364	—	139,354	—	186,718
Long-term investment securities(*)		218,685	1,207,605	—	—	1,426,290
Accounts receivable – trade		—	—	1,495,617	—	1,495,617
Loans and other receivables		273,945	—	612,432	—	886,377
Derivative financial assets		2,323	—	—	116,210	118,533

	~~W~~	547,091	1,207,605	2,873,695	116,210	4,744,601

(*)	The Company designated ~~W~~1,207,605 million of equity instruments that are not held for trading as financial assets at FVOCI.

39

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	September 30, 2024
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	391,265	—	391,265
Borrowings		—	260,000	260,000
Debentures		—	6,680,084	6,680,084
Lease liabilities(*)		—	1,093,118	1,093,118
Accounts payable – other and others		—	3,341,257	3,341,257

	~~W~~	391,265	11,374,459	11,765,724

(In millions of won)
	December 31, 2023
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	295,876	—	295,876
Borrowings		—	640,000	640,000
Debentures		—	6,666,939	6,666,939
Lease liabilities(*)		—	1,226,545	1,226,545
Accounts payable – other and others		—	4,146,076	4,146,076

	~~W~~	295,876	12,679,560	12,975,436

(*)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

40

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and price fluctuations. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – other and others, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company’s currency risk is mainly related to changes in recognized assets and liabilities due to exchange rate fluctuations. If the Company determines that it is necessary to hedge currency risk for business purposes, the Company manages currency risk by using currency swaps, etc. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of September 30, 2024 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	26,800	~~W~~	35,366	716,460	~~W~~	945,441
EUR	7,743		11,414	48		71
Others	—		188	—		1

		~~W~~	46,968		~~W~~	945,513

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency debentures.

As of September 30, 2024, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s profit before income tax and equity as follows:

(In millions of won)
	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	~~W~~	1,109	(1,109)	~~W~~	1,109	(1,109)
EUR		1,134	(1,134)		1,134	(1,134)
Others		19	(19)		19	(19)

	~~W~~	2,262	(2,262)	~~W~~	2,262	(2,262)

41

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of September 30, 2024, floating-rate borrowings and debentures amount to ~~W~~10,000 million and ~~W~~395,880 million, respectively, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures. Therefore, profit before income tax for the nine-month period ended September 30, 2024 would not have been affected by the changes in interest rates of floating-rate debentures. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income tax and equity for the nine-month period ended September 30, 2024, would change by ~~W~~75 million in relation to the floating-rate borrowings which have not entered into interest rate swaps.

As of September 30, 2024, the floating-rate long-term payables – other are ~~W~~921,075 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income tax and equity for the nine-month period ended September 30, 2024, would change by ~~W~~6,908 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

(iii)	Price fluctuations risk

As of September 30, 2024, the Company holds equity instruments in an active trading market and is exposed to price fluctuation risk accordingly. Assuming all other variables remain constant, the impact of changes in per-share stock price of the equity securities on profit before income tax and equity for the nine-month period ended September 30, 2024 is as follows.

(In millions of won)
Profit before income tax		Equity
If increased by 10%	If decreased by 10%	If increased by 10%	If decreased by 10%
~~W~~—	—	~~W~~75,035	(75,035)

42

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	September 30, 2024		December 31, 2023
Cash and cash equivalents	~~W~~	1,044,545	631,021
Financial instruments		108,342	186,718
Accounts receivable – trade		1,651,107	1,495,617
Contract assets		20,126	21,613
Loans and other receivables		983,772	886,377
Derivative financial assets		128,435	118,533

	~~W~~	3,936,327	3,339,879

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes a loss allowance in respect of accounts receivable – trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount as of September 30, 2024.

43

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of September 30, 2024 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*)	~~W~~	260,000	265,792	215,181	50,611	—
Debentures(*)		6,680,084	7,595,387	1,947,843	3,539,272	2,108,272
Lease liabilities		1,093,118	1,191,086	332,840	736,649	121,597
Accounts payable -other and others(*)		3,341,257	3,402,683	2,813,688	588,995	—

	~~W~~	11,374,459	12,454,948	5,309,552	4,915,527	2,229,869

(*) The contractual cash flow is amount that includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.

As of September 30, 2024, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years
Assets	~~W~~	126,112	132,327	50,842	81,485

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that for the year ended December 31, 2023.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the separate financial statements.

The Company’s debt-equity ratios as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	September 30, 2024		December 31, 2023
Total liabilities	~~W~~	13,512,603	14,559,839
Total equity		10,797,684	10,436,093
Debt-equity ratios		125.14%	139.51%

44

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

28.	Financial Risk Management, Continued

(3)	Fair value

1)	The fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	482,681	—	404,206	78,475	482,681
Derivative hedging instruments		126,112	—	126,112	—	126,112
FVOCI		1,229,574	1,003,799	—	225,775	1,229,574

	~~W~~	1,838,367	1,003,799	530,318	304,250	1,838,367

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	391,265	—	95,389	295,876	391,265
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	260,000	—	261,059	—	261,059
Debentures		6,680,084	—	6,649,808	—	6,649,808
Long-term payables – other		903,911	—	924,199	—	924,199

	~~W~~	7,843,995	—	7,835,066	—	7,835,066

(In millions of won)	December 31, 2023
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	547,091	—	326,083	221,008	547,091
Derivative hedging instruments		116,210	—	116,210	—	116,210
FVOCI		1,207,605	1,131,033	—	76,572	1,207,605

	~~W~~	1,870,906	1,131,033	442,293	297,580	1,870,906

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	295,876	—	—	295,876	295,876
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	640,000	—	638,536	—	638,536
Debentures		6,666,939	—	6,503,016	—	6,503,016
Long-term payables – other		1,260,453	—	1,294,977	—	1,294,977

	~~W~~	8,567,392	—	8,436,529	—	8,436,529

45

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2024 and December 31, 2023 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

The fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, risk premium and the volatility of stock price, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of September 30, 2024 are as follows:

Interest rate
Derivative instruments	3.75% ~ 4.00%
Borrowings and debentures	3.32% ~ 3.39%
Long-term payables – other	3.27% ~ 3.33%

2)

There have been no transfers between Level 1 and Level 2 for the nine-month period ended September 30, 2024. The changes in financial assets and liabilities classified as Level 3 for the nine -month period ended September 30, 2024 are as follows:

(In millions of won)
	Balance as of January 1, 2024		Gain	OCI	Acquisition	Disposal	Transfer	Balance as of September 30, 2024
Financial assets:
FVTPL	~~W~~	221,008	16,424	—	—	(1,429)	(157,528)	78,475
FVOCI		76,572	—	(173)	1,000	(177)	148,553	225,775

	~~W~~	297,580	16,424	(173)	1,000	(1,606)	(8,975)	304,250

Financial liabilities:
FVTPL	~~W~~	(295,876)	—	—	—	—	—	(295,876)

46

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

28.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

The carrying amounts of financial instruments recognized of which offset agreements are applicable as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
	September 30, 2024
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the interim separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	69,699	(69,699)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	71,483	(69,699)	1,784

(In millions of won)
	December 31, 2023
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	72,597	(72,597)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	74,388	(72,597)	1,791

47

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties

(1)	List of the Company’s related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Subsidiaries	SK Broadband Co., Ltd. and 22 others(*)
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 43 others
Others	The Ultimate controlling entity’s subsidiaries and associates and others

(*)	As of September 30, 2024, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	International telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	74.4	Fixed-line telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	SK Global Healthcare Business Group Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment
	Atlas Investment	100.0	Investment
	SK Telecom Americas, Inc.	100.0	Information gathering and consulting
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	SAPEON Inc.	62.5	Manufacturing non-memory and other electronic integrated circuits
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd. Media S Co., Ltd.	100.0 100.0	Operation of information and communication facility Production and supply services of broadcasting programs
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.	100.0	Database and internet website service
Subsidiary owned by SAPEON Inc.	SAPEON Korea Inc.	100.0	Manufacturing non-memory and other electronic integrated circuits
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	100.0	Software development and supply services
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea	100.0	Software development and supply services
Others(*2)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

48

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.

(*2)	Others are owned by Atlas Investment and another subsidiary of the Company.

For the periods presented, the Company belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensations given to such key management for the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)
	2024			2023
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Salaries	~~W~~	768	4,906	602	3,532
Defined benefit plan expenses		204	1,159	158	846
Share option		1,169	882	933	1,596

	~~W~~	2,141	6,947	1,693	5,974

Compensations for the key management include salaries, non-monetary salaries and defined benefits made in relation to the pension plan and compensation expenses related to share options granted.

49

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)		For the period ended September 30, 2024
		Operating revenue and others			Operating expenses and others (*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate controlling entity	SK Inc.(*2)	~~W~~	2,575	7,575	136,671	423,154	18,465	25,318

Subsidiaries	SK Broadband Co., Ltd.(*3)		37,890	265,806	151,017	451,550	759	840
	PS&Marketing Corporation(*4)		1,458	4,481	343,452	945,663	300	524
	SK O&S Co., Ltd.		733	2,382	64,449	194,018	8,416	14,814
	SK Telink Co., Ltd.(*5)		28,398	102,762	4,202	11,950	—	—
	SERVICE ACE Co., Ltd.(*6)		2,653	11,755	30,039	92,231	—	—
	SERVICE TOP Co., Ltd.(*7)		1,817	11,200	28,577	88,339	—	—
	SK Communications Co., Ltd.		383	1,087	1,021	1,848	179	636
	Others		2,229	7,261	11,155	29,600	187	197

			75,561	406,734	633,912	1,815,199	9,841	17,011

Associates	F&U Credit information Co., Ltd.		190	568	11,076	33,668	—	203
	Daehan Kanggun BcN Co., Ltd.		3,565	9,227	—	—	—	—
	Others(*8)		191	5,645	2,319	9,619	—	—

			3,946	15,440	13,395	43,287	—	203

Others	SK Innovation Co., Ltd.		1,108	4,588	3,669	9,431	—	—
	SK Networks Co., Ltd.		265	835	2,892	8,293	—	—
	SK Networks Service Co., Ltd.		117	367	11,055	29,867	551	1,285
	SK Energy Co., Ltd.		346	1,147	13	158	—	—
	Content Wavve Corp.		3,992	9,151	22,890	63,214	—	—
	Happy Narae Co., Ltd.		38	117	2,268	7,194	19,215	41,406
	SK Shieldus Co., Ltd.		14,087	38,230	20,370	67,593	1,677	2,707
	Eleven Street Co., Ltd.		1,498	5,499	7,313	20,545	—	—
	SK Planet Co., Ltd.		1,284	3,866	19,190	54,286	546	1,158
	SK hynix Inc.		11,484	29,066	31	175	—	—
	Tmap Mobility Co., Ltd.		3,402	11,817	1,351	4,221	—	—
	Dreamus Company		1,073	3,272	16,447	49,488	265	265
	One Store Co., Ltd.		3,246	11,251	14	52	—	—
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	2,603	5,748	1,772	5,080
	Others(*9)		8,586	26,562	4,908	17,443	677	17,400

			50,526	145,768	115,014	337,708	24,703	69,301

		~~W~~	132,608	575,517	898,992	2,619,348	53,009	111,833

50

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and nine-month periods ended September 30, 2024 and 2023 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.

(*2)	Operating expenses and others include ~~W~~177,961 million of dividends paid by the Company.

(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income received.

(*4)	Operating expenses and others include ~~W~~500,475 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.

(*5)	Operating revenue and others include ~~W~~14,971 million of dividend income received.

(*6)	Operating revenue and others include ~~W~~3,302 million of dividend income received.

(*7)	Operating revenue and others include ~~W~~5,700 million of dividend income received.

(*8)	Operating revenue and others include ~~W~~590 million of dividend received from Start-up Win-Win Fund and ~~W~~5,054 million of dividend received from Korea IT Fund.

(*9)	SK RENT A CAR Co., Ltd. was excluded from the related parties for the nine-month period ended September 30, 2024, and the transactions above occurred before the related party relationship terminated.

51

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and nine-month periods ended September 30, 2024 and 2023 are as follows, Continued:

(In millions of won)		For the period ended September 30, 2023
		Operating revenue and others			Operating expenses and others (*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	2,890	9,352	135,331	403,543	7,717	16,952

Subsidiaries	SK Broadband Co., Ltd.(*3)		39,564	263,523	147,885	452,465	763	958
	PS&Marketing Corporation(*4)		1,455	5,594	317,822	908,173	318	628
	SK O&S Co., Ltd.		780	2,423	63,107	183,610	14,411	27,895
	SK Telink Co., Ltd.(*5)		20,729	79,040	2,309	9,264	—	—
	SERVICE ACE Co., Ltd.(*6)		2,636	12,419	30,303	94,526	—	—
	SERVICE TOP Co., Ltd.(*7)		1,987	8,950	30,720	97,567	—	—
	SK Communications Co., Ltd.		382	1,038	1,266	2,346	476	1,527
	Others		1,612	3,940	7,783	22,519	199	236

			69,145	376,927	601,195	1,770,470	16,167	31,244

Associates	F&U Credit information Co., Ltd.		187	566	10,009	34,307	352	352
	SK AMERICAS Inc. (Formerly, SK USA, Inc.)		—	—	2,916	6,580	—	—
	Daehan Kanggun BcN Co., Ltd.		2,649	7,770	—	—	—	—
	Others(*8)		—	6,865	5,625	5,625	—	750

			2,836	15,201	18,550	46,512	352	1,102

Others	SK Innovation Co., Ltd.		3,859	12,599	3,421	9,852	—	—
	SK Networks Co., Ltd.		257	837	2,730	8,887	—	—
	SK Networks Service Co., Ltd.		127	397	10,591	30,861	377	1,217
	SK Energy Co., Ltd.		346	1,202	17	254	—	—
	Content Wavve Corp.		3,514	10,898	21,932	62,954	—	—
	Happy Narae Co., Ltd.		33	106	1,252	4,493	18,338	44,278
	SK Shieldus Co., Ltd.		13,116	39,198	23,537	78,985	1,621	3,414
	Eleven Street Co., Ltd.		1,891	5,389	9,478	21,604	—	—
	SK Planet Co., Ltd.		1,343	4,508	18,988	58,826	756	3,654
	SK hynix Inc.		10,874	33,776	35	88	—	—
	Tmap Mobility Co., Ltd.		3,136	9,445	1,983	6,785	—	—
	Dreamus Company		1,134	3,823	18,381	58,754	—	—
	One Store Co., Ltd.		3,837	11,727	—	—	—	—
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	2,163	3,213	3,057	7,002
	Others		6,384	22,241	7,498	20,049	4,882	6,347

			49,851	156,146	122,006	365,605	29,031	65,912

		~~W~~	124,722	557,626	877,082	2,586,130	53,267	115,210

52

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and nine-month periods ended September 30, 2024 and 2023 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.

(*2)	Operating expenses and others include ~~W~~163,514 million of dividends paid by the Company.

(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income received.

(*4)	Operating expenses and others include ~~W~~473,957 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.

(*5)	Operating revenue and others include ~~W~~3,009 million of dividend income received.

(*6)	Operating revenue and others include ~~W~~4,004 million of dividend income received.

(*7)	Operating revenue and others include ~~W~~3,000 million of dividend income received.

(*8)

Operating revenue and others include ~~W~~2,165 million of dividends received from Korea IT Fund, ~~W~~3,965 million of dividends received from Citadel Pacific Telecom Holdings, LLC and ~~W~~735 million of dividends received from UNISK(Beijing) Information Technology Co., Ltd.

53

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)		September 30, 2024
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	1,071	50,126

Subsidiaries	SK Broadband Co., Ltd.		—	81,762	192,750
	PS&Marketing Corporation		—	1,041	69,907
	SK O&S Co., Ltd.		—	14	31,382
	SK Telink Co., Ltd.		—	24,360	9,672
	SERVICE ACE Co., Ltd.		—	531	23,334
	SERVICE TOP Co., Ltd.		—	7	19,838
	SK Communications Co., Ltd.		—	2	7,701
	SK m&service Co., Ltd.		—	7,669	30,117
	Others		—	67	3,022

			—	115,453	387,723

Associates	F&U Credit information Co., Ltd.		—	6	4,398
	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	6,742	—
	Others		—	—	662

			22,147	6,748	5,060

Others	SK hynix Inc.		—	10,395	145
	SK Planet Co., Ltd.		—	294	4,001
	Eleven Street Co., Ltd.		—	8,746	3,937
	One Store Co., Ltd.		—	471	4,509
	SK Shieldus Co., Ltd.		—	12,036	13,940
	SK Innovation Co., Ltd.		—	3,434	27,027
	SK Networks Co., Ltd.		—	566	28,648
	SK Networks Services Co., Ltd.		—	—	5,665
	Incross Co., Ltd.		—	1,443	4,349
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	536
	Mintit Co., Ltd.		—	4,977	—
	Happy Narae Co., Ltd.		—	—	2,384
	Content Wavve Corp.		—	1,618	—
	Dreamus Company		—	357	2,332
	Others		—	7,650	1,936

			—	51,987	99,409

		~~W~~	22,147	175,259	542,318

(*1)	As of September 30, 2024, the Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

54

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of September 30, 2024 and December 31, 2023 are as follows, Continued:

(In millions of won)		December 31, 2023
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	1,411	85,758

Subsidiaries	SK Broadband Co., Ltd.		—	60,464	234,710
	PS&Marketing Corporation		—	1,230	57,560
	SK O&S Co., Ltd.		—	7	68,671
	SK Telink Co., Ltd.		—	22,632	18,154
	SERVICE ACE Co., Ltd.		—	460	26,828
	SERVICE TOP Co., Ltd.		—	—	24,208
	SK Communications Co., Ltd.		—	2	7,033
	Others		—	3,230	15,775

			—	88,025	452,939

Associates	F&U Credit information Co., Ltd.		—	3	4,060
	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	4,702	—
	SK AMERICAS Inc. (Formerly, SK USA, Inc.)		—	—	972
	Konan Technology Inc.		—	—	224
	Others		—	—	2,239

			22,147	4,705	7,495

Others	SK hynix Inc.		—	6,806	2,251
	SK Planet Co., Ltd.		—	9,313	5,579
	Eleven Street Co., Ltd.		—	1,957	2,842
	One Store Co., Ltd.		—	509	14,691
	SK Shieldus Co., Ltd.		—	10,972	10,157
	SK Innovation Co., Ltd.		—	3,308	27,806
	SK Networks Co., Ltd.		—	41	32,003
	SK Networks Services Co., Ltd.		—	—	8,314
	SK RENT A CAR Co., Ltd.		—	70	14,101
	Incross Co., Ltd.		—	1,607	659
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	2,558
	Mintit Co., Ltd.		—	17,025	—
	Happy Narae Co., Ltd.		—	8	5,193
	Content Wavve Co., Ltd.		—	1,476	—
	Dreamus Company		—	504	2,315
	Others		—	7,776	2,976

			—	61,372	131,445

		~~W~~	22,147	155,513	677,637

(*1)	As of December 31, 2023, the Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

55

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(5)

The Company has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of specified real estates owned by the Company. Whereby, the negotiation period is within three ~ five years from June 30, 2021, when the agreement was signed, and the negotiation period of real estates on maturity was extended for three years as of June 30, 2024. In addition, the Company has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Company.

(6)	Details of additional investments and disposal in subsidiaries, associates and joint ventures for the nine-month period ended September 30, 2024 are as presented in note 8.

56

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

30.	Commitments and Contingencies

(1)	Accounts receivable from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~388,986 million and ~~W~~291,747 million as of September 30, 2024 and December 31, 2023, respectively, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of September 30, 2024, the Company is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected that any of these claims or litigations will have a material impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Obligation relating to spin-off

The Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Company has obligation to jointly and severally reimburse the Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

(4)	Commitment of the acquisition and disposal of shares

The Board of Directors of the Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc.(“HFG”) at the Board of Directors’ meeting held on July 22, 2022. In accordance with the resolution, as of July 27, 2022, the Company disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for ~~W~~330,032 million and ~~W~~5,733 million, respectively. Through the agreement with HFG, the Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~330,032 million in a specific money trust, and the Company completed the acquisition of the shares for the year ended December 31, 2022. As a part of the aforementioned transaction, as of July 27, 2022, the Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for ~~W~~31,563 million, and HanaCard Co., Ltd. is obligated to acquire the Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~68,437 million in a specific money trust, and completed the acquisition of the shares for the year ended December 31, 2022. The Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired under the aforementioned transaction until March 31, 2025.

(5)

According to the covenant for bond issuance and borrowings, the Company is required to maintain specific financial ratios, such as the debt ratio, at certain levels. The funds obtained must be used for specified purposes only, and regular reporting to lenders is mandated. Additionally, the contracts include clauses that restrict both provision of additional collateral of assets held by the Company and disposal of certain assets.

57

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2024		September 30, 2023
Gain on foreign currency translations	~~W~~	(671)	(805)
Interest income		(27,947)	(25,288)
Dividends		(207,112)	(200,406)
Gain relating to investments in subsidiaries, associates and joint ventures, net		(11,329)	—
Gain relating to financial instruments at FVTPL		(18,103)	(78,777)
Gain on disposal of property and equipment and intangible assets		(9,845)	(15,035)
Other income		(1,934)	(1,422)
Loss on foreign currency translations		742	204
Bad debt for accounts receivable – trade		21,890	20,884
Bad debt for accounts receivable – other		3,108	3,976
Loss relating to financial instruments at FVTPL		95,419	23,581
Depreciation and amortization		2,082,557	2,123,516
Loss on disposal of property and equipment and intangible assets		7,637	3,064
Loss on sale of accounts receivable – other		28,426	48,595
Interest expense		237,062	244,263
Expense related to defined benefit plan		34,708	41,116
Bonus paid by treasury shares		24,988	20,420
Share option		3,872	2,828
Income tax expense		249,524	246,385
Other income (expenses)		1,628	(5,389)

	~~W~~	2,514,620	2,451,710

58

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2024		September 30, 2023
Accounts receivable – trade	~~W~~	(177,893)	(186,749)
Accounts receivable – other		(82,822)	17,364
Advanced payments		1,251	26,411
Prepaid expenses		(4,763)	31,874
Inventories		(23,483)	(17,034)
Long-term accounts receivable – other		(40,835)	33,919
Guarantee deposits		2,100	(6,968)
Contract assets		1,487	8,789
Accounts payable – other		(119,501)	(190,889)
Withholdings		179,344	118,242
Deposits received		184	4,680
Accrued expenses		53,659	40,315
Plan assets		1,368	(6,257)
Retirement benefits payment		(28,930)	(22,480)
Contract liabilities		15,189	(23,881)
Others		(2,145)	(2,142)

	~~W~~	(225,790)	(174,806)

(3)	Material non-cash transactions for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2024		September 30, 2023
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(373,825)	(548,910)
Increase of right-of-use assets		153,800	205,869
Transfer from property and equipment to investment property		(1,479)	4,437

59

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

32.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of September 30, 2024 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,031,526	1,223,008	1,327,809	1,020,903	1,020,903	5,624,149

(*)	Changes in quantity due to additional allocation, cancellation of allocation and others are considered.

(2)	Changes in emissions rights quantities the Company held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in the nine-month period ended September 30, 2024	Total
Beginning	—	306,575	414,356	720,931
Allocation at no cost	1,223,008	1,327,809	1,020,903	3,571,720
Purchase	204,761	(70,789)	—	133,972
Surrender or shall be surrendered	(1,121,194)	(1,149,239)	(1,236,210)	(3,506,643)

Ending	306,575	414,356	199,049	919,980

(3)	As of September 30, 2024, the estimated annual greenhouse gas emissions quantities of the Company are 1,236,210 tCO2-eQ.

60

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

September 30, 2024 and 2023 (Unaudited)

33.	Subsequent Events

(1)	The Board of Directors of the Company resolved to pay interim dividends at the Board of Directors’ meeting held on October 24, 2024, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~176,696 million)
Dividend rate	1.44%
Record date	September 30, 2024
Date of distribution	Pursuant to Article 165-12 (3) of Capital Market and Financial Investment Business Act, the Company shall distribute dividends no later than November 13, 2024.

(2)

The Board of Directors of the Company resolved the acquisition of certain shares of SK Broadband Co., Ltd. (24.76%) for ~~W~~1,145,870 million based on existing agreement with the other shareholders at the Board of Directors’ meeting held on November 13, 2024, and entered into a share acquisition contract as of November 13, 2024.

61